FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Financial Statements of Companhia Energética de Minas Gerais, as of and for the Three Months Ended March 31, 2008

2.	Financial Statements of CEMIG Distribuição S.A., as of and for the Three Months Ended March 31, 2008

3.	Financial Statements of CEMIG Geração e Transmissão S.A., as of and for the Three Months Ended March 31, 2008

4.	Summary of Minutes of the 431th Meeting of the Board of Directors, May 8, 2008

5.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 66th Meeting of the Board of Directors, May 8, 2008

6.	Summary of Minutes of the 432nd Meeting of the Board of Directors, May 13, 2008

7.	CEMIG Geração e Transmissão S.A., Summary of Principal Decisions, May 13, 2008

8.	CEMIG Distribuiçao S.A., Summary of Principal Decisions, May 13, 2008

9.	Summary of Minutes of the 433rd Meeting of the Board of Directors, May 15, 2008

10.	CEMIG Distribuição S.A., Summary of Principal Decisions, May 15, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date: May 27, 2008

1.                                                               Financial Statements of Companhia Energética de Minas Gerais, as of and for the Three Months Ended March 31, 2008

BALANCE SHEETS

At March 31, 2008 and December 31, 2007

ASSETS

(R$ ’000)

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007

CURRENT
Cash and cash equivalents (Note 3)	2,458,775	2,066,219	62,922	21,953
Consumers and Resellers (Note 4)	2,062,425	2,025,124	––	––
Tariff Recomposition and “Portion A” (Note 6)	387,921	450,817	––	––
Concession holders - power transportation	523,781	474,450	––	––
Taxes subject to offsetting (Note 9)	897,792	810,293	21,918	32,996
Anticipated expenses – CVA (Note 8)	147,544	519,699	––	––
Traders – Transactions In Free Energy (Note 7)	16,002	31,426	––	––
Tax credits (Note 10)	513,338	489,757	104,799	92,975
Dividends receivable	––	––	1,322,878	1,383,893
Regulatory asset - PIS-Pasep/Cofins (Note 13)	62,969	57,593	––	––
Deferred Tariff Adjustment (Note 11)	432,616	463,491	––	––
Inventories	36,926	42,415	17	––
Other credits	378,562	290,726	9,628	9,831
TOTAL, CURRENT	7,918,651	7,722,010	1,522,162	1,541,648

NON-CURRENT
Long term assets
Accounts receivable from Minas Gerais state government (Note 12)	1,739,214	1,763,277	––	––
Receivables fund – FIDC (Note 12)	––	––	783,237	772,891
Tariff Recomposition and “Portion A” (Note 6)	714,974	721,529	––	––
Anticipated expenses – CVA (Note 8)	658,985	177,842	––	––
Tax credits (Note 10)	699,150	694,888	178,303	174,557
Traders – Transactions In Free Energy (Note 7)	8,737	13,646	––	––
Taxes subject to offsetting (Note 9)	379,402	365,101	265,101	259,626
Deposits linked to legal actions	269,724	271,915	87,655	92,843
Consumers and resellers (Note 4)	115,217	125,986	––	––

Regulatory asset – PIS, Pasep, Cofins (Note 13)	––	60,880	––	––
Deferred Tariff Adjustment (Note 11)	12,201	81,742	––	––
Other credits	43,675	38,427	11,753	7,834
Long term assets	4,641,279	4,315,233	1,326,049	1,307,751

Fixed assets
Investments (Note 14)	1,078,496	1,070,854	7,527,902	7,068,513
Property, plant and equipment (Note 15)	10,499,891	10,563,200	2,107	1,986
Intangible (Note 15)	533,999	531,724	461	506
Deferred	61,129	63,482	––	––
Total of Fixed assets	12,173,515	12,229,260	7,530,470	7,071,005
TOTAL, NON-CURRENT	16,814,794	16,544,493	8,856,519	8,378,756
TOTAL ASSETS	24,733,445	24,266,503	10,378,681	9,920,404

The Explanatory Notes are an integral part of the quarterly information.

BALANCE SHEETS

At March 31, 2008 and December 31, 2007

LIABILITIES

(R$ ’000)

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007

CURRENT
Suppliers (Note 16)	760,300	935,905	9,113	11,781
Regulatory charges (Note 19)	412,313	395,894	—	—
Profit shares	34,625	102,329	2,953	6,642
Taxes, charges and contributions (Note 17)	1,210,067	1,078,159	27,702	39,192
Interest on Equity and dividends	881,457	881,457	881,457	881,457
Loans and financings (Note 18)	1,054,954	969,603	8,126	5,735
Debentures (Note 18)	82,220	50,638	—	—
Salaries and social contributions	211,155	236,285	10,451	9,168
Regulatory liabilities – CVA (Note 8)	259,396	549,133	—	—
Post-employment obligations (Note 20)	100,144	107,061	3,926	4,362
Provision for losses on financial instruments (Note 30)	169,964	166,448	—	—
Debt to related parties	—	—	1,925	76,949
Other obligations	299,581	388,523	21,721	30,772
TOTAL, CURRENT	5,476,176	5,861,435	967,374	1,066,058

NON-CURRENT
Long term liabilities
Suppliers (Note 16)	341,128	340,792	—	—
Regulatory liabilities – CVA (Note 8)	476,374	196,140	—	—
Loans and financings (Note 18)	4,923,685	4,961,138	73,587	73,587
Debentures (Note 18)	1,671,129	1,657,655	—	—
Taxes, charges and contributions (Note 17)	326,260	319,140	86,660	85,179
Provisions for contingencies (Note 21)	712,274	634,786	318,999	254,197
Post-employment obligations (Note 20)	1,370,256	1,363,833	51,574	51,176
Other obligations	139,639	136,622	30	30
TOTAL, NON-CURRENT	9,960,745	9,610,106	530,850	464,169

Future earnings	85,097	86,236	—	—

MINORITY INTEREST	330,970	318,549	—	—

STOCKHOLDERS’ EQUITY (Note 22)
Registered capital	2,432,307	2,432,307	2,432,307	2,432,307
Capital reserves	4,032,222	4,032,222	4,032,222	4,032,222
Profit reserves	1,898,525	1,898,525	1,898,525	1,898,525
Net profit	490,280	—	490,280	—
Funds retained for capital increase	27,123	27,123	27,123	27,123
STOCKHOLDERS’ EQUITY	8,880,457	8,390,177	8,880,457	8,390,177
TOTAL LIABILITIES	24,733,445	24,266,503	10,378,681	9,920,404

The Explanatory Notes are an integral part of the quarterly information.

INCOME STATEMENT

For the quarters ended on March 31, 2008 and 2007

(R$ ’000, except net profit per thousand shares)

	Consolidated		Holding company
	03/31/2008	03/31/2007 Reclassified	03/31/2008	03/31/2007

OPERATIONAL REVENUE
Gross retail supply of electricity (Note 23)	3,575,243	3,034,879	—	—
Revenue for use of the network– Free consumers (Note 24)	481,592	510,351	—	—
Other operational revenues (Note 25)	146,302	139,755	97	284
	4,203,137	3,684,985	97	284
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 26)	(1,448,478)	(1,348,839)	—	(10)
NET OPERATIONAL REVENUE	2,754,659	2,336,146	97	274

OPERATIONAL COSTS
Cost of electricity and gas (Note 27)
Electricity purchased for resale	(725,366)	(600,288)	—	—
Charges for the use of the basic transmission grid	(172,324)	(181,415)	—	—
Gas purchased for resale	(53,420)	(30,024)	—	—
	(951,110)	(811,727)	—	—
Cost of operation (Note 27)
Personnel and managers	(245,204)	(217,966)	—	—
Private pension plan entity	(53,499)	(28,293)	—	—
Materials	(25,214)	(21,266)	—	—
Raw materials and inputs for production	(21,785)	—	—	—
Outsourced services	(117,655)	(100,918)	—	—
Depreciation and amortization	(178,427)	(175,171)	—	—
Operational provisions	(8,116)	(32,164)	—	—
Financial compensation for use of water resources	(33,786)	(37,072)	—	—
Others	(22,020)	(34,145)	—	—
	(705,706)	(646,995)	—	—
TOTAL COST	(1,656,816)	(1,458,722)	—	—

GROSS PROFIT	1,097,843	877,424	97	274

OPERATIONAL EXPENSES (Note 27)
Selling expenses	(54,672)	(48,149)	—	—
General and administrative expenses (recovery of expenses)	(126,159)	(77,469)	(48,730)	(46,589)
Other operational revenues (expenses)	(30,943)	(41,786)	—	16,728
	(211,774)	(167,404)	(48,730)	(29,861)

Operational profit before equity income and financial revenues (expenses)	886,069	710,020	(48,633)	(29,587)
Equity income from subsidiaries	—	—	539,864	423,532
Net financial revenue (expenses) (Note 28)	(79,112)	(66,906)	(4,596)	4,065
				427,597
OPERATIONAL PROFIT	806,957	643,114	486,635	398,010
NON-OPERATIONAL REVENUE (EXPENSES)	(6,102)	(6,196)	(1,514)	(2,316)

Profit before tax and profit shares under Bylaws	800,855	636,918	485,121	395,694

Income tax and Social Contribution (Note 10)	(331,130)	(281,714)	(8,549)	(761)
Deferred income tax and Social Contribution (Note 10)	55,033	77,228	14,479	11,699
Employees’ and managers’ shares in results	(22,058)	(21,046)	(771)	—

Minority interest	(12,420)	(4,754)	—	—
NET PROFIT FOR THE PERIOD	490,280	406,632	490,280	406,632
NET PROFIT PER SHARE – R$			1.01	2.51

The Explanatory Notes are an integral part of the quarterly information.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION

In R$ ’000, except where otherwise stated.

1) – OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais, “Cemig” or “the holding company”, a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CPNJ) under number 17.155.730/0001-64, has been operating exclusively as a holding company since January 1, 2005, with stockholdings in companies controlled individually and jointly, the principal objectives of which are the construction and commercial operation of systems for production, transformation, transmission, distribution and sale of electricity, and also activities and commercial operation in the various fields of energy.

On March 31, 2008 Cemig had stockholdings in the following companies in operation (the information on markets served, and installed capacity, has not been reviewed by our external auditors):

•                  Cemig Geração e Transmissão S.A. (subsidiary, 100% stake): Registered with the CVM (Securities Commission). Generation and transmission of electricity, through 46 power plants, 43 being hydroelectric, one a wind power plant and two thermal plants, and their transmission lines, most of them being part of the Brazilian national generation and transmission grid system. Cemig Geração e Transmissão S.A. has stockholdings in the following subsidiaries that are at development phase:

• Hidrelétrica Cachoeirão S.A. (jointly controlled, 49.00% stake): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The power plant is in the construction phase, with startup expected in September 2008. It has generation capacity of 27 MW.

• Guanhães Energia S.A. (jointly controlled – 49.00% stake): Production of sale and sale of electricity through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis; both in Minas Gerais State. The plants are in construction phase, with start of operation scheduled in 2009, and will have aggregate installed capacity of 44MW.

• Cemig Baguari Energia S.A. (subsidiary – 100% stake): Production and sale of electricity as an independent producer. Cemig Geração and Transmissão expects to transfer the assets from the Baguari Consortium to this subsidiary. Operational startup of this plant is scheduled for 2009.

• Madeira Energia S.A. (jointly controlled – 10.00% stake): Implementation, construction, operation and commercial operation of the Santo Antônio hydroelectric plant in the Madeira River Basin, in the State of Rondônia, with generation capacity of 3,150 MW (information not revised by the external auditors) and commercial startup scheduled for 2012).

•                  Cemig Distribuição S.A. (subsidiary – 100% stake): Registered with the CVM: Distribution of electricity through distribution networks and lines in approximately 97% of the Brazilian State of Minas Gerais.

•                  Rio Minas Energia Participações (“RME”) (jointly-controlled subsidiary – 25.00% stake): This company holds 52.25% of the registered capital of Light S.A. (“Light”), the holding company that has 100% control of the distribution concession holder Light Serviços de Eletricidade S.A, with 3.9 million consumers in 31 municipalities of the state of Rio de Janeiro, and the generating company Light Energia S.A., which has generating capacity of 855 MW.

•                  Sá Carvalho S.A. (subsidiary – 100% stake): Production and sale of electricity, as a holder of a concession for public electricity service, through the Sá Carvalho hydroelectric power plant.

•                  Usina Térmica Ipatinga S.A. (subsidiary – 100% stake): Production and sale, under the independent production regime, of thermally produced electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas);

•                  Companhia de Gás de Minas Gerais – Gasmig (“Gasmig”) (jointly controlled – 55.19% stake): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais, granted by the government of the State of Minas Gerais.

•                  Empresa de Infovias S.A. (“Infovias”) (subsidiary – 100% stake): Specialized service in the area of telecommunications, through an integrated multi-service network consisting of fiber optic cables, coaxial cables, and electronic and associated equipment.

•                  Efficientia S.A. (subsidiary – 100% stake): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•                  Horizontes Energia S.A. (subsidiary – 100% stake): Production and sale of electricity, in the independent product mode, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho plants in the State of Santa Catarina;

•                  Central Termelétrica de Cogeração UTE Barreiro S.A (subsidiary – 100% stake): Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais. The concession was transferred to UTE Barreiro S.A. in the first quarter of 2006.

•                  Rosal Energia S.A. (subsidiary – 100% stake): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the states of Rio de Janeiro and Espírito Santo, Brazil.

•                  Central Hidrelétrica Pai Joaquim Cemig PCH S.A. (subsidiary – 100% stake): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant. The concession was transferred to Cemig PCH S.A. in the first quarter of 2006.

•                  Cemig PCH S.A. (subsidiary – 100% stake): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•                  Cemig Capim Branco Energia S.A. (subsidiary – 100% stake): Production and sale of electricity as an independent producer, through the Capim Branco I and II hydroelectric power plants, built through a consortium with private-sector partners.

•                  UTE Barreiro UTE Barreiro S.A (subsidiary – 100% stake): Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

•                  Companhia Transleste de Transmissão (jointly controlled – 25.00% stake): Operation of a 345kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•                  Cemig Trading Cemig Trading S.A. (subsidiary – 100% stake): Energy sales and intermediation in energy transactions.

•                  Companhia Transudeste de Transmissão (jointly controlled – 24.00% stake): Construction, implementation, operation and maintenance of electricity transmission facilities of the national grid – the 345kV Itutinga-Juiz de Fora transmission line.

•                  Companhia Transirapé de Transmissão (jointly controlled – 24.50% stake): Construction, implementation, operation and maintenance of the 230kV Irapé-Araçuaí transmission line (a component of the national grid).

•                  Empresa Paraense de Transmissão de Energia S.A. (“EPTE”) (jointly controlled – 18.63% stake): Holder of a public service electricity transmission concession for the 500kV transmission line linking the Tucuruí Substation to the Vila do Conde Substation in the Brazilian state of Pará.

•                  Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled – 18.35% stake): Holder of a public service electricity transmission concession, for two 500kV transmission lines, the first from the Tucuruí Substation to the Marabá Substation in the Brazilian state of Pará, and the second from the Marabá Station to the Açailândia Substation in the Brazilian state of Maranhão.

•                  Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled – 18.35% holding): Holder of a public service electricity transmission concession for the 230kV transmission line from the Vila do Conde Substation to the Santa Maria Substation in the State of Pará.

•                  Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled – 16.36% stake): Holder of the public service electricity transmission concession for the 500kV transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia.

•                  Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled, with 7.50% stake): Holder of the public service electricity transmission service concession for the 525kV transmission line from the Campos Novos Substation to the Blumenau Substation in the state of Santa Catarina.

Cemig also has stockholdings in the companies listed below, which were at pre-operational stage on March 31, 2008:

•                  Companhia de Transmissão Centroeste de Minas (jointly controlled – 51.00% stake): Construction, implementation, operation and maintenance of the 345kV Furnas-Pimenta transmission line, a component of the national grid.

•                  Transchile Charrúa Transmisión S.A. – (“Transchile”) (jointly controlled – 49.00% stake): Implementation, operation and maintenance of the Charrúa-Nueva Temuco 220kV transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile.

•                  Focus Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled – 49.00% stake): Formed in August 2007 to provide services of implementation and management of systems for electricity sector companies. Start of operations is scheduled for 2008.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2) – PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly financial statements were prepared according to accounting principles adopted in Brazil, namely: the Brazilian Corporate Law; rules of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of electricity concessions, issued by the National Electricity Agency, ANEEL.

The quarterly financial statements were prepared according to accounting principles, methods and criteria that are uniform in relation to those adopted in December 31, 2007.

The statements of cash flow were prepared in accordance with the criteria of FAS 95 – Statement of Cash Flows, with references made to the format of presentation, in the context of registry of the financial statements with the Securities and Exchange Commission (SEC).

Additionally, Cemig is presenting Explanatory Note 33 and 34, on the Income Statements Separated by Company, respectively.

As a result of inclusion in the Company’s Bylaws in 2007 of a provision for payment of profit shares to the employees and managers of the company, this profit share has now begun to be posted as an amount reducing net profit before tax and profit shares, where in 2007 it was posted under Personnel Expenses.

Criteria for consolidation of the Quarterly Information

The financial statements of the subsidiaries and jointly controlled companies mentioned in Explanatory Note 1 were consolidated. The data of the controlled subsidiaries as a whole was consolidated based on the method of proportional consolidation, applicable to each component of the financial statements of the investees. All the subsidiaries, including those that are jointly controlled, follow accounting practices that are consistent with those of the holding company.

In the consolidation, the holdings of the holding company in the Stockholders’ equity of investee companies, and significant balances of assets, liabilities, revenues and expenses arising from transactions effected between the companies, have been eliminated.

The portion relating to the minority holdings in stockholders’ equity of the subsidiaries is shown separately in Liabilities.

The financial information of Transchile, for the purpose of consolidation, are converted from Chilean accounting principles to Brazilian accounting principles, with Chilean pesos being converted to Reais at the exchange rate of the last day of the quarter.

The dates of the financial information of the investee companies used for calculation of equity income and consolidation coincide with those of the holding company, except of Companhia de Transmissão Centroeste de Minas, that was used the information of February 29, 2008.

Change in the Brazilian Corporate Law

On December 28, 2007, Law 11638/07 was passed, altering, repealing and creating new provisions in the Brazilian Corporate Law in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changes the criterion for recognition and valuation of certain assets and liabilities. These changes in accounting practices come into effect as from January 1, 2008.

The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with international financial reporting standards (IFRS):

The main changes to the Law, coming into effect as from 2008, with the possibility of impacting the company’s financial statements, are as follows:

•	Replacement of the Statement of Origins and Uses of Funds by the Cash Flow Statement.

•	Inclusion of the Added Value Statement in the group of financial statements prepared, disclosed and which are to be approved by the Ordinary General Meeting of stockholders.

•

A new possibility was created, further to that originally specified in the Corporate Law, of separation of trading reporting and tax reporting, by establishing the alternative for the company of adopting in its trading reporting, and not only in auxiliary books, the provisions of the Tax Law, provided that, immediately afterward, after the calculation of the taxable profit base amount, the necessary adjustments are made for the financial statements to be in harmony with the Corporate Law and the fundamental principles of accounting.

•

Creation of two new subgroups of accounts: Intangible, in permanent assets, and Adjustments to valuations of assets and liabilities, in Stockholders’ equity. The subgroup of “Adjustments to valuation of assets and liabilities” will essentially have the purpose of containing the counterpart of certain valuations of assets at market price, the valuation of certain financial instruments and, also, conversion adjustments as a result of FX variation on holdings in companies outside Brazil, still pending specific regulation by the CVM (Brazilian Securities Commission).

•

New criteria for classification and valuation of investments and financial instruments, including derivatives. These financial instruments will be classified in three categories (held for trading, held until maturity and available for sale) and their valuation at cost plus return or at market value will be made as a function of their classification in one of these categories.

•	Introduction of the concept of Adjustment to Present Value for long-term asset and liability transactions and for significant short-term transactions, still awaiting specific regulation by the CVM.

•

In absorption, merger or split transactions (combination of companies), when carried out between non-related parties and linked to effective transfer of control, all the assets and liabilities of the absorbed, split or merged company must be identified, valued and accounted at market value.

•	Elimination of the possibility of spontaneous revaluations of fixed assets being made.

As communicated to the market, the CVM intends, by the end of 2008, to complete its process of issue of regulations for the provisions of the corporate law that were altered and which need regulation, and will review all its normative acts that deal with accounting matters, so as to verify and eliminate any divergences in relation to the specific alterations produced by the new law.

As the instruction of CVM n° 469 of May 2, 2008, the company’s management and its subsidiaries had evaluated the potential impacts of this new law and the mainly changes in the financial statements throw the adoption of the Law 11.638 mentioned in the paragraphs above are basically the adjust of the present value of some assets and long term liabilities. Part of the amount estimate of R$ 112,406, would not affect the shareholders’ equity and the net income of the period in balancing it of the fixed assets.

The estimates impacts in the shareholders’ equity and in the net income of the period in the consolidated financial statements, in case of the changes as result of the new law, would be in the first quarter of 2008 the amount of R$ 2,921.

Reclassification of accounting balances

The following changes for the reason of comparability were made in the financial statement in 2007 presented before:

Original line	Consolidated Net amounts	Reclassified to	Consolidated Net amounts

Operational costs – Cost of operation		Income statement
Charges for the use of the basic transmission grid	34,360	Revenue for use of the network	(34,360)
Personnel and managers	21,046	Employees’ profit shares	(21,046)
	55,406		(55,406)

3) – CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Bank accounts	63,024	443,490	6,132	5,739
Cash investments
Bank deposit certificates	2,243,861	1,351,880	56,790	16,214
Treasury Financial Notes (LFTs)	44,411	97,101	—	—
National Treasury Notes (LTNs)	76,646	105,869	—	—
Others	30,833	67,879	—	—
	2,395,751	1,622,729	56,790	16,214

	2,458,775	2,066,219	62,922	21,953

Cash investments consist of transactions carried out with Brazilian financial institutions, contracted on normal market conditions and under normal market rates, which are available to be used in the Company’s operations.

4) – CONSUMERS AND RESELLERS

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Current assets
Retail supply invoiced	1,867,943	2,101,670	63,028	64,326
Retail supply not invoiced	581,720	296,497	—	—
Supply to other concession holders	106,495	90,154	—	—
(-) Provision for doubtful receivables	(493,733)	(463,197)	(63,028)	(64,326)
	2,062,425	2,025,124	—	—

Receivables in the amount of R$ 40,480 are recorded in non-current assets (long-term receivables) at Mach 31, 2008 (R$ 44,469 at December 31, 2007), in relation to the renegotiation of receivables owed by Copasa (Minas Gerais Water Company) and the prefecture of Belo Horizonte, to be paid by September 2012 and March 2010, respectively.

Credits receivable from an industrial consumer in the amount of R$ 90,834, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan, by Ministerial Order 045/86, are recorded in the accounts. The company expects this legal action to be concluded before the end of 2008, and that the amounts referred to will be received in full.

According to rules laid down by Aneel, the criteria for constitution of provisions are as follows: (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts receivable and unpaid for more than 90 days from residential consumers, more than 180 days from commercial consumers and more than 360 days for the other consumer categories are provisioned in full.

The provision for doubtful credits made is considered to be sufficient to cover any losses in the realization of these assets.

5 – REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, result in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as shown here:

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Assets
Extraordinary Tariff Recomposition, and “Portion A” – Note 6	1,102,895	1,172,346	—	—
Traders – transactions in free energy during Rationing – Note 7	24,739	45,072	—	—
Deferred tariff adjustment – Note 11	444,817	545,233	—	—
PIS, Cofins and Pasep taxes – Note 13	62,969	118,473	—	—
Pre-paid expenses – CVA – Note 8	806,529	697,541	—	—
Review of the Tariff for Use of the Distribution System (TUSD)	15,414	13,313	—	—
Recovery of discounts on the TUSD	30,064	—	—	—
Subsidy for low-income users	148,624	116,361	—	—
Light for all Program	50,435	—	—	—
Others regulatory assets	13,469	3,327	—	—
	2,699,955	2,711,666	—	—
Liabilities
Suppliers – Passthrough to generators for supply of free energy – Note 16	(327,689)	(342,370)	—	—
Purchase of energy during Rationing – Note 16	(47,391)	(51,600)	—	—
Review of transmission revenue	(19,831)	(23,448)	—	—
Amounts to be restituted in the tariff – CVA – Note 8	(735,770)	(745,273)	—	—
Review of the Tariff for Use of the Distribution System (TUSD)	(15,955)	(15,955)	—	—
Others regulatory liabilities	(9,099)	—	—	—
	(1,155,735)	(1,178,646)	—	—
Taxes, Charges and contributions – Deferred liabilities – Note 17	(388,474)	(625,712)	(86,660)	(85,179)
	(1,544,209)	(1,804,358)	(86,660)	(85,179)

Total	1,069,085	1,009,798	(86,660)	(85,179)

6) – THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

In 2001 the Brazilian federal government, through the Electricity Emergency Chamber, signed an accord with the electricity distributors and generators, called “The General Agreement for the Electricity Sector”, which set criteria for ensuring the economic and financial equilibrium of the concession contracts and for “recomposition” of the extraordinary revenues and losses which occurred during the Rationing Program, through an Extraordinary Tariff Recomposition (“RTE”), given to compensate for the variation in non-manageable costs of “Portion A” taking place in the period from January 1 to October 25, 2001.

a) The Extraordinary Tariff Recomposition

Resolution 91 of the Emergency Electricity Council (GCE), of December 21, 2001 and Law 10438 of April 26, 2002, established the procedures for implementation of the Extraordinary Tariff Recomposition (RTE), coming into force on December 27, 2001. The tariff adjustments were laid down by Resolution 130 of the GCE, on April 30, 2002, as follows:

•                       Adjustment of 2.90% for consumers in the residential category (excluding low-income consumers), and the rural, public-illumination and industrial high-voltage consumer categories for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                       Increase of 7.90% for other consumers.

The RTE described above is being used to compensate the following items:

•                       Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between estimated revenue if the Rationing Program had not been put in place and the actual revenue while the program was in place, according to a formula published by ANEEL. Calculation of this value did not take into account any losses from default by consumers.

•                       Passthrough to be made to the generators who bought energy in the MAE – which was succeeded in 2004 by the Electricity Sale Chamber (the “CCEE/MAE”) – in the period from June 1, 2001 to February 28, 2002, for a price in excess of R$ 49.26/MWh (“Free Energy”).

The period in which the RTE of Cemig Distribuição S.A., of 74 months, expired in February 2008, and the Company accounted losses of R$ R$ 459,342 (R$ 452,633 in December 31, 2007) due to the period not having been sufficient for receipt of the total of the asset representing losses as a result of rationing.

The company also ceased to transfer amounts to the generators, due to the termination of the period.

b) “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which effectively took place in the period.

The recovery of “Portion A” was begun in March 2008, immediately after the end of the period of validity of the RTE, using the same mechanisms of recovery, that is to say the adjustment applied to the tariffs to compensate the amounts of the RTE will continue in place for compensation of the items of Portion A.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset.

c) Composition of the balances of the RTE and “Portion A”

The amounts to be received in relation to the RTE and “Portion A”, recorded in Assets, are:

	Consolidated
	03/31/2008	12/31/2007

Cemig – holding company
Losses from rationing	254,884	250,527
(-) Provision for losses in realization of the RTE	(254,884)	(250,527)
	—	—
Cemig Distribuição S.A
Losses from rationing	93,935	127,806
(-) Provision for losses in realization of the RTE	(93,935)	(92,329)
Passthrough to be made to the generators	323,122	333,866
Portion A	699,097	707,422
	1,022,219	1,076,765
RME – Light
Losses from rationing	72,862	79,876
(-) Provision for losses in realization of the RTE	(110,523)	(109,777)
Passthrough to be made to the generators	37,661	40,640
Portion A	80,676	84,842
	80,676	95,581

Total of RTE and “Portion A”	1,102,895	1,172,346

Current assets	387,921	450,817
Non-current assets	714,974	721,529

The amount of the RTE that should be passed through to the generators referring to Free Energy and that was not transfer because of the due date of the charge of the RTE is posted in current assets and long-term assets, in the Suppliers account, in the amounts, on December 31, 2207, of R$ 327,689 (R$ 27,381 in Current liabilities and R$ 314,989 in Non-current liabilities, respectively).

7) – TRADERS – TRANSACTIONS IN FREE ENERGY

The rights of the subsidiary Cemig Geração e Transmissão in relation to the transactions in Free Energy in the Electricity Trading Chamber (CCEE, formerly MAE) during the Rationing Program are as follows:

	Consolidated
	03/31/2008	12/31/2007
ASSETS
Amounts to be received from distributors	425,910	436,084
Provision for losses in realization	(401,171)	(391,012)
	24,739	45,072

Current	16,002	31,426
Non-current	8,737	13,646

The amounts to be received are the difference between the prices paid by Cemig Geração e Transmissão S.A. in the transactions in energy on the CCEE/MAE during the period when the Rationing Program was in force, and the amount for these volumes if the rate were R$ 49.26/MWh. This is to be reimbursed through the amounts raised by means of the RTE, as defined in the General Accord for the Electricity Sector.

In accordance with ANEEL Resolution 36 of January 29, 2003, the electricity distributors raise and pass through the amounts obtained monthly by means of the RTE to the generators and distributors who have amounts to be received, among which Cemig Geração e Transmissão S.A. is included, since March 2003.

The rights of the subsidiary Cemig Geração e Transmissão are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded.

Provision for losses in realization

The subsidiary Cemig Geração e Transmissão receives the amounts of the RTE from distributors, who have a limit period, stipulated by ANEEL, to raise the RTE from consumers and pass through the amounts owed to the company.

A study was carried out of the amounts of average passthroughs received by the distributors, to verify whether the period stipulated for the distributors to make the passthrough would be enough for recovery of the amounts homologated by ANEEL. Based on this study, the provision for losses on realization of the free energy credits on March 31, 2008 was estimated at R$ 401,171 (R$ 391,012 on December 31, 2007), and this was registered as an amount reducing the respective asset.

8) – ANTICIPATED EXPENSES AND REGULATORY LIABILITIES – CVA

The balance on the Account to Compensate for Variation of “Portion A” items (CVA) refers to the positive and negative variations between the estimate of Cemig’s non-manageable costs, used for deciding the tariff adjustment, and the payments actually made. The variations ascertained are compensated in the subsequent tariff adjustments.

The balance on the CVA is shown below:

	Consolidated
	03/31/2008	12/31/2007

Cemig Distribuição	72,409	(35,092)
RME – Light	(1,650)	(12,640)
	70,759	(47,732)

Current assets	147,544	519,699
Non-current assets	658,985	177,842
Current liabilities	(259,396)	(549,133)
Non-current liabilities	(476,374)	(196,140)
Net amounts	70,759	(47,732)

9) – TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Current
ICMS recoverable	188,786	193,055	3,561	3,561
Income tax	446,897	314,245	—	—
Social Contribution	153,274	104,564	—	—
PASEP	22,281	35,782	2,597	4,571
COFINS	73,801	135,960	12,090	21,184
Others	12,753	26,687	3,670	3,680
	897,792	810,293	21,918	32,996
Non-current
ICMS recoverable	93,659	84,774	426	367
Income tax	232,532	233,275	232,532	233,275
Social Contribution	32,143	25,984	32,143	25,984
Pasep and Cofins taxes	21,068	21,068	—	—
	379,402	365,101	265,101	259,626

	1,277,194	1,175,394	287,019	292,622

The amounts of the Pasep and Cofins taxes registered in the holding company refer to the constitution of assets recoverable corresponding to the difference of taxation of these contributions under the non-cumulative regime (9.25%) and the cumulative regime (3.65%) applied to revenues from transmission from the period February-December 2004, arising from contracts signed on dates prior to October 31, 2003 (pre-set price).

The balances of income tax and Social Contribution refer to tax credits in corporate income tax returns of previous years, and payments made in 2008, which will be offset in the income tax and Social Contribution payable in the year, register in initial of Taxes, charges and contributions.

The credits of ICMS recoverable, posted in Non-current assets, arise from acquisitions of fixed assets and are offset in 48 months. The company is in the process of adaptation to the new requirements for electronic information laid down by the government of the state of Minas Gerais, which will allow for the offsetting of the credits in 2008.

10) – TAX CREDITS

Deferred income tax and Social Contribution

Cemig and its subsidiaries have deferred income tax credits posted in Current assets and Non-current assets, constituted at the rate of 25.00% and deferred Social Contribution credits, at the rate of 9.00%, as follows:

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Tax credits on temporary differences -
Tax loss / negative basis	279,862	283,859	82,595	81,712
Contingency provisions	208,829	190,426	90,644	76,326
Provisions for losses on realization of amounts receivable under the Extraordinary Tariff Recomposition and Free Energy	269,854	249,515	86,660	85,179
Post-employment obligations	56,460	54,132	1,290	1,101
Provision for doubtful receivables	194,851	185,015	21,429	21,871
Provision for Pasep/Cofins – Extraordinary Tariff Recomposition	15,102	19,315	—	—
Provision for non-recovery of tax credits – Light	(29,616)	(29,616)	—	—
Financial instruments	96,735	79,625	—	—
FX variation	69,362	66,924	—	—
Others	51,049	85,450	484	1,343
	1,212,488	1,184,645	283,102	267,532

Current assets	513,338	489,757	104,799	92,975
Non-current assets	699,150	694,888	178,303	174,557

At its meeting on March 06, 2008, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study includes Cemig and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição and was also submitted to the Audit Board of Cemig on March 6, 2008,

In accordance with the individual estimates of Cemig and its subsidiaries, future taxable profits enable the deferred tax asset existing on March 31, 2008 to be realized according to the following estimate:

	Consolidated	Holding company

2008	473,294	93,861
2009	205,880	43,752
2010	121,235	38,873
2011	127,160	36,377
2012	109,710	35,458
2013 to 2015	121,683	34,523
2016 and 2017	83,142	258
(-) Provision for non-recovery of tax credits - Light	(29,616)	—
	1,212,488	283,102

As well as the provision for non-recovery of tax credits of Light, on March 31, 2008 the holding company had tax credits not recognized in its quarterly information, in the amount of R$ 449,057 (R$ 444,269 on December 31, 2007).

The credits not recognized refer basically to the effective loss arising from the assignment of the credits of accounts receivable from the state government to the Credit Receivables Fund in the first quarter of 2006 (as per Explanatory Note 12). As a result of this assignment, the Provision for losses on recovery of the amounts, constituted in previous years, became deductible for the purposes of the calculation of income tax, and of the Social Contribution tax. The portion not recognized in relation to this issue is R$ 437,509.

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the Income Statement is as follows:

	Consolidated		Holding company
		03/31/2007
	03/31/2008	Reclassified	03/31/2008	03/31/2007
Profit before income tax and Social Contribution	800,855	636.918	485,121	395,694
Income tax and Social Contribution – nominal expense	(272,291)	(216.552)	(164,941)	(134,536)
Tax effects applicable to:
Reversal relating to Social Contribution tax on complementary monetary adjustment	(8,549)	(762)	(8,549)	(762)
Equity income from subsidiaries	—	—	183,554	141,941
Employees’ profit shares	7,500	7.156	262	—
Non-deductible contributions and donations	(1,065)	(890)	(51)	(68)
Tax credits not recognized	(3,329)	6,900	(3,329)	6,949
Amortization of goodwill	(1,387)	—	(1,387)	—
Others	3,024	(338)	371	(2,586)
Income tax and Social Contribution – effective expense	(276,097)	(204,486)	5,930	10,938

11) – DEFERRED TARIFF ADJUSTMENT

ANEEL, through Homologating Resolution 71, which was published with backdated effect on April 4, 2004, defined the results of the periodic tariff revision of Cemig Distribuição.

The periodic tariff revision includes the repositioning of the electricity retail supply tariffs at a level compatible with the preservation of the economic-financial equilibrium of the concession contract, providing sufficient revenue to cover efficient operational costs and adequate remuneration of the investments.

The average adjustment applied to Cemig’s tariffs on April 8, 2003, on a provisional basis, was 31.53%. However, as described in the Resolution mentioned, the final tariff repositioning for Cemig should be 44.41%. The percentage difference of 12.88% is being compensated in the tariffs.

The last installment for receipt of the difference between the tariff adjustments was granted on April 8, 2008, and included in the tariff adjustment made on April 8, 2008.

The amounts relating to the deferred tariff adjustment are updated in monetary terms by the IGP-M Index plus interest of 11.26% per year.

	Consolidated
	03/31/2008	12/31/2007
Deferred tariff adjustment – since April 8, 2003	949,612	949,612
Interest (defined by ANEEL – 11.26% p.a.)	447,881	434,188
Monetary updating – IGP-M Inflation Index	201,967	189,763
(-) Amounts raised	(1,154,643)	(1,028,330)
	444,817	545,233

Current assets	432,616	463,491
Non-current assets	12,201	81,742

Additionally, deferred taxes applicable to actual revenue were recognized, the balance of which on March 31, 2008 was R$ 192,383

12) – ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF THE STATE OF MINAS GERAIS AND THE RECEIVABLES FUND (“FIDC”)

The outstanding credit balance receivable on the CRC (Results Compensation) Account was passed to the State of Minas Gerais in 1995, under an agreement to assign that account (“the CRC Contract”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus inflation correction by the Ufir index.

On January 24, 2001 the First Amendment was signed, replacing the inflation indexation unit in the contract, the Ufir, with the IGP-DI, backdated to November 2000, due to the abolition of the Ufir in October 2000.

In October 2002 the Second and Third Amendments to the CRC Contract were signed, establishing new conditions for the amortization of the credits by the Minas Gerais state government, the principal clauses being: (i) updating by the IGP-DI Index; (ii) amortization of the two amendments by May 2015; (iii) interest rates of 6.00% for the second amendment, and 12.00% for the third amendment; and (iv) guarantee of 100% retention of the dividends owed by the state government for settlement of the Third Amendment.

a) The Fourth Amendment to the CRC contract

As a result of the default in the receipt of the credits referred to in the Second and Third Amendments, the Fourth Amendment was signed with the aim of making possible the full receipt of the CRC through retention of dividends as and when the government of the state becomes entitled to them. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC contract had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments, which totaled R$ 3,737,341 on March 31, 2008.

The government of the state will amortize the debit in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, over the period from June 2005 to June 2035 inclusive. The installments for amortization of the value of the principal, updated by the IGP-DI Index, have increasing values, the first being R$ 28,828 and the 61st being R$ 84,832 (in March 31, 2008 currency).

The amortization of the debt will primarily be effected by means of retention of 65.00% of the minimum obligatory dividends payable to the government of the State. If the amount is not sufficient to amortize the portion becoming due, the retention may be of up to 65% of all and any amount of extraordinary dividends or Interest on Equity. These dividends retained are used to amortize the contract in the following order: (i) settlement of past due installments; (ii) settlement of an installment for the current half-year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance.

On March 31, 2008 the installments of the contract becoming due on June 30 and December 31, 2008 had already been amortized.

The signature of the Fourth Amendment to the contract provides that, so as to ensure complete receipt of the credits, the provisions of Clause 11 of the Bylaws must be obeyed — they define certain targets to be met annually in conformity with the Strategic Plan, which must be complied with.

Ratio	Index required
Debt / Ebitda	Less than 2 (1)
Debt / (Debt plus Stockholders’ equity)	Less or equal to 40% (2)
Capital expenditure and acquisition of assets	Less or equal to 40% of Ebitda (3)

Ebitda = earnings before interest, taxes on profit, depreciation and amortization.

(1)    Less than 2.5 in certain situations specified in the Bylaws.

(2)    Less than equal to 50% in certain situations specified in the Bylaws.

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”). The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, estimating the dividends that will be retained for amortization of the outstanding debtor balance on the CRC contract. Based on these projections the FIDC was valued on that date at a total of R$ 1,659,125, of which R$ 900,000 in senior units and R$ 759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and with amortization of 20 half-yearly installments, from June 2006, updated by the variation of the CDI plus 1.7% of interest per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The updating of the subordinated units corresponds to the difference between the valuation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units by the variation of the CDI plus interest of 1.70% per year.

The movement on the FIDC account in the first quarter of 2008 was as follows:

Consolidated and Holding company

Balance at December 31, 2007	1,763,277
Monetary updating on the senior units	27,843
Monetary updating on the subordinated units	11,245
Amortization of the senior units	(62,252)
Amortization of the subordinated units	(899)
Balance at March 31, 2008	1,739,214

Composition of the FIDC on March 31, 2008
- Senior units held by third parties	955,977

- Subordinated units held by Cemig	782,509
Dividends held by the Fund	728
783,237

TOTAL	1,739,214

The dividends and Interest on Equity proposed by the Executive Board to the Board of Directors, to be distributed to stockholders for the business year 2007, are posted in Current Liabilities. Of the dividends to be distributed, R$ 193,350 is payable to the Minas Gerais state government, of which R$ 125,677 will be retained for settlement of part of the CRC credits that have become due. The remaining amount of R$ 67.673 is to be paid to the Minas Gerais state government.

c) Consolidation criterion of the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units in the event that the dividends due to the state government are not sufficient for amortization of the installments, the Consolidated Quarterly Information present the balance of the FIDC registered in full in Cemig and the senior units are presented as a debt under loans and financings in short and long-term liabilities. Similarly, in the consolidation the monetary updating of the FIDC was recognized in full as a financial expense, and in counterpart the amount of the monetary updating of the senior units was registered as a cost of debt.

13) – REGULATORY ASSET – PIS/PASEP AND COFINS

Federal Laws 10637 and 10833 changed the bases of application, and increased the rate, of the PIS, Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS and Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

In view of the fact that this increase in the expense should be repaid to the company through tariffs, the credits were registered, in accordance with a criterion defined by ANEEL, as a regulatory asset and there was a counterpart reduction in the expense on PIS/Pasep and Cofins taxes.

	Consolidated
	03/31/2008	12/31/2007

Cemig Distribuição	61,224	116,127
Cemig Geração e Transmissão	688	826
RME – Light	1,057	1,520
	62,969	118,473

Current assets	62,969	57,593
Long term assets	—	60,880

14) – INVESTMENTS

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
In subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	—	—	3,193,991	2,988,263
Cemig Distribuição	—	—	2,711,201	2,440,542
Rio Minas Energia Participações	—	—	280,255	265,557
Infovias	—	—	259,609	329,705
Gasmig	—	—	201,973	192,098
Rosal Energia	—	—	93,594	90,292
Sá Carvalho	—	—	100,574	94,078
Horizontes Energia	—	—	68,598	66,349
Usina Térmica Ipatinga	—	—	67,757	65,848
Cemig PCH	—	—	53,493	51,690
Cemig Capim Branco Energia	—	—	60,470	51,706
Companhia Transleste de Transmissão	—	—	14,424	13,943
UTE Barreiro	—	—	5,436	6,690
Companhia Transudeste de Transmissão	—	—	7,982	7,776
Central Hidrelétrica Pai Joaquim	—	—	498	477
Companhia Transirapé de Transmissão	—	—	5,904	5,767
Transchile	—	—	16,206	11,675
Efficientia	—	—	5,483	4,198
Central Termelétrica de Cogeração	—	—	18	334
Companhia de Transmissão Centroeste de Minas	—	—	6,703	6,703
Cemig Trading	—	—	131	154
Empresa Paraense de Transmissão de Energia-EPTE	—	—	15,021	14,362
Empresa Norte de Transmissão de Energia-ENTE	—	—	25,606	28,508
Empresa Regional de Transmissão de Energia-ERTE	—	—	5,020	6,266
Empresa Amazonense de Transmissão de Energia-EATE	—	—	52,564	46,445
Empresa Catarinense de Transmissão de Energia-ECTE			3,890	4,489
Focus Soluções Tecnológicas	—	—	1,548	235
	—	—	7,257,949	6,794,150
In consortia	1,058,476	1,050,496		—
Goodwill on acquisition of the stake in Infovias	—	—	2,797	3,077
Goodwill on acquisition of the stake in Rosal Energia	—	—	37,298	38,680
Goodwill on acquisition of the stake in EPTE	—	—	26,016	26,297
Goodwill on acquisition of the stake in ENTE	—	—	38,593	38,984
Goodwill on acquisition of the stake in ERTE	—	—	8,838	8,927
Goodwill on acquisition of the stake in EATE	—	—	146,161	147,739
Goodwill on acquisition of the stake in ECTE	—	—	7,075	7,153
In other investments	20,020	20,358	3,175	3,506
	1,078,496	1,070,854	269,953	274,363
	1,078,496	1,070,854	7,527,902	7,068,513

a) The main information on the investees is as follows:

		on 31 March 2008			January to March 2008
Controlled companies	Number of shares	Cemig stake %	Registered capital	Stockholders’ equity	Dividends	Profit (loss)

Cemig Geração e Transmissão	2,896,785,358	100.00	2,896,785	3,193,991	—	205,728
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,711,202	—	270,659
Infovias	331,066,000	100.00	255,082	259,609	259	4,619
Rosal Energia	86,944,467	100.00	86,944	93,594	—	3,333
Sá Carvalho	860,000,000	100.00	86,833	100,574	—	6,549
Gasmig	196,155,000	55.19	154,657	365,941	5,977	20,240
Horizontes Energia	64,257,563	100.00	64,258	68,598	—	2,272
Usina Térmica Ipatinga	64,174,281	100.00	64,174	67,757	—	1,930
Cemig PCH	50,952,000	100.00	50,953	53,493	—	1,806
Cemig Capim Branco Energia	45,528,000	100.00	45,528	60,470	—	8,380
Companhia Transleste de Transmissão	33,051,000	25.00	49,569	57,696	—	1,919
UTE Barreiro	11,918,000	100.00	11,918	5,436	—	(519)
Companhia Transudeste de Transmissão	301,000	24.00	30,000	33,257	—	807
Central Hidrelétrica Pai Joaquim	1,000	100.00	1	498	—	25
Companhia Transirapé de Transmissão	1,000	24.50	22,340	24,101	—	501
Transchile	22,000	49.00	33,074	33,074	—	—
Efficientia	3,742,249	100.00	3,742	5,483	—	1,259
Central Termelétrica de Cogeração	1,000	100.00	1	18	—	11
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	13,143	—	—
Rio Minas Energia	12,000	25.00	709,310	1,121,019	—	58,795
Cemig Trading	160,000	100.00	160	131	—	(18)
Empresa Paraense de Transmissão de Energia - ETEP	45,000,010	18.63	69,063	80,632	4,542	5,244
Empresa Norte de Transmissão de Energia - ENTE	100,840,000	18.35	120,128	139,532	29,047	9,846
Empresa Regional de Transmissão de Energia - ERTE	23,400,000	18.35	23,400	27,351	6,949	2,466
Empresa Amazonense de Transmissão de Energia - EATE	180,000,010	16.36	273,469	321,349	18,794	21,651
Empresa Catarinense de Transmissão de Energia - ECTE	42,095,000	7.50	42,095	51,875	13,020	5,050
Axxiom Soluções Tecnológicas	2,000	49.00	2,200	3,159	—	—

		BALANCE AT DECEMBER 31, 2007			January-December 2007
Controlled companies	Number of shares	Cemig stake %	Registered capital	Stockholders’ equity	Dividends	Profit (loss)

Cemig Geração e Transmissão	2,896,785,358	100.00	2,896,785	2,988,263	709,673	747,024
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,440,542	680,648	771,208
Infovias	331,066,000	100.00	300,083	329,705	26,801	56,422
Rosal Energia	86,944,467	100.00	86,944	90,292	18,008	18,956
Sá Carvalho	860,000,000	100.00	86,833	94,078	22,842	24,044
Gasmig	196,155,000	55.19	154,657	348,051	13,044	83,593
Horizontes Energia	64,257,563	100.00	64,258	66,349	4,748	8,184
Usina Térmica Ipatinga	64,174,281	100.00	64,174	65,848	6,840	7,200
Cemig PCH	50,952,000	100.00	50,953	51,690	15,296	14,742
Cemig Capim Branco Energia	45,528,000	100.00	45,528	51,706	38,163	39,166
Companhia Transleste de Transmissão	33,051,000	25.00	49,569	55,776	2,363	7,572
UTE Barreiro	11,918,000	100.00	11,918	6,690	—	(2,742)
Companhia Transudeste de Transmissão	301,000	24.00	30,000	32,400	179	3,148
Central Hidrelétrica Pai Joaquim	1,000	100.00	1	477	—	12
Companhia Transirapé de Transmissão	1,000	24.50	22,340	23,540	—	1,200
Transchile	22,000	49.00	23,827	23,827	—	—
Efficientia	3,742,249	100.00	3,742	4,198	205	1,195
Central Termelétrica de Cogeração	1,000	100.00	1	334	—	334
Companhia de Transmissão Centroeste de Minas	50,000	51.00	51	13,143	—	—
Rio Minas Energia	12,000	25.00	709,310	1,062,224	94,228	591,113
Cemig Trading	160,000	100.00	160	154	51	(8)
Empresa Paraense de Transmissão de Energia - ETEP	45,000,010	18.19	63,475	78,183	5,840	20,613
Empresa Norte de Transmissão de Energia - ENTE	100,840,000	18.35	109,907	155,355	7,868)	40,768
Empresa Regional de Transmissão de Energia - ERTE	23,400,000	18.35	23,400	34,146	1,542	9,749
Empresa Amazonense de Transmissão de Energia - EATE	180,000,010	15.79	250,009	289,561	25,227	90,469
Empresa Catarinense de Transmissão de Energia - ECTE	42,095,000	7.50	42,095	59,844	2,213	18,274
Focus Soluções Tecnológicas	2,000	49.00	200	1,150	—	—

The movement on investment in subsidiaries is as follows:

	31.12.2007	Equity income	Cash injected (reduction)	Dividends proposed	Others	31.03.2008

Cemig Geração e Transmissão	2,988,263	205,728	—	—	—	3,193,991
Cemig Distribuição	2,440,542	270,659	—	—	—	2,711,201
Infovias	329,705	4,619	(75,002)	(259)	546	259,609
Rosal Energia	90,292	3,333	—	597	(628)	93,594
Sá Carvalho	94,078	6,549	—	984	(1,037)	100,574
Gasmig	192,098	11,171	—	(3,297)	2,001	201,973
Horizontes Energia	66,349	2,273	—	401	(425)	68,598
Usina Térmica Ipatinga	65,848	1,930	—	397	(418)	67,757
Cemig PCH	51,690	1,806	—	285	(288)	53,493
Cemig Capim Branco Energia	51,706	8,380	—	—	384	60,470
Companhia Transleste de Transmissão	13,943	478	—	—	3	14,424
UTE Barreiro	6,690	(518)	—	—	(736)	5,436
Companhia Transudeste de Transmissão	7,776	194	—	(3)	15	7,982
Central Hidrelétrica Pai Joaquim	477	25	—	—	(4)	498
Companhia Transirapé de Transmissão	5,767	124	—	—	13	5,904
Transchile	11,675	—	4,531	—	—	16,206
Efficientia	4,198	1,259	—	—	26	5,483
Central Termelétrica de Cogeração	334	12	—	(405)	77	18
Companhia de Transmissão Centroeste de Minas	6,703	—	—	—	—	6,703
Rio Minas Energia	265,557	14,700	—	—	(2)	280,255
Cemig Trading	154	(18)	—	—	(5)	131
Empresa Paraense de Transmissão de Energia - ETEP	14,362	979	134	(856)	402	15,021
Empresa Norte de Transmissão de Energia - ENTE	28,508	1,809	—	(5,330)	619	25,606
Empresa Regional de Transmissão de Energia - ERTE	6,266	453	—	(1,700)	1	5,020
Empresa Amazonense de Transmissão de Energia - EATE	46,445	3,541	698	373	1,507	52,564
Empresa Catarinense de Transmissão de Energia - ECTE	4,489	378	—	(977)	—	3,890
Axxiom Soluções Tecnológicas	235	—	989	—	324	1,548
	6,794,150	539,864	(68,650)	(9,790)	2,375	7,257,949

b) Stockholding in Light

A discount was ascertained on the acquisition, corresponding to the difference between the amount paid by RME and the book value of the stake in the stockholders’ equity of Light, in the amount of R$ 364,961 (Cemig’s portion is 25.00%). This discount arises from the estimate of the results of future years as a function of the commercial operation of the electricity distribution and generation concessions and thus is being amortized from October 2006 to May 2026, the date of the termination of the distribution concession, on a linear basis. In the consolidation the amount of the discount (R$ 85,097) is presented as Future earnings.

On May 16, 2007 the Brazilian Development Bank (“BNDES”) converted 90% of its debentures into shares in Light S.A., corresponding to 31.40% of the registered capital. This reduced the stake held by Rio Minas Energia Participações S.A. (“RME”) in Light S.A. from 79.39% to 54.20%, and consequently the stake held by Cemig from 19.85% to 13.55%. Subsequently, on October 19, 2007, the BNDES exercised the right given by 72,727 warrants, which reduced RME’s stake to 52.25%, and the stake held by Cemig to 13.06%.

c) Acquisition of stake in electricity transmission companies

The goodwill on the acquisition of transmission companies – Empresa Amazonense de Transmissão de Energia S.A. (EATE), Empresa Paraense de Transmissão de Energia S.A. (ETEP), Empresa Norte de Transmissão de Energia S.A. (ENTE), Empresa Regional de Transmissão de Energia S.A. (ERTE) and Empresa Catarinense de Transmissão de Energia S.A. (ECTE) – corresponding to the amount paid and the book value of the stake in the stockholders’ equity of the jointly controlled subsidiaries, arises from expectation of future earnings on the basis of the commercial operation of the transmission concessions. The amortization of the goodwill will take place over the remaining period of validity of the concessions (from August 2006 to 2030/2032). In the consolidated financial statements the value of the goodwill has been incorporated into Fixed assets – Intangible.

d) Investments in Infovias

The goodwill on the acquisition of Infovias is attributable to the expectation of future profitability, calculated on the projected cash flow and is being amortized in a linear manner over the period from January 2005, to June 2012. In the consolidation the amount of the goodwill was transferred to Deferred.

Sale of Way TV by Infovias

At an auction held on July 27, 2006, Way TV Belo Horizonte S.A., an indirect subsidiary of Cemig (through its investment of 65.25% in Infovias) was sold in full (100% of the shares) to TNL PCS Participações S.A., a subsidiary of Tele Norte Leste Participações S.A. Of the total sale price, R$ 103 million was payable to Infovias. The price represents a premium of 65% on the minimum auction price, and the sale was conditional upon approval by the Brazilian Telecoms Regulator, Anatel.

On October 23, 2007 Anatel approved the transaction, pending publication in the federal Official Gazette, after reconsidering a decision made on March 19, 2007, when it had refused approval for the transfer of stockholding control.

The profit of Infovias from this sale, in the amount of R$ 54,079,000, was recognized in the 4th quarter of 2007, when the approval was published in the federal Official Gazette.

Loan Contract

On November 14, 2007 Infovias and Cemig signed a loan contract in the amount of R$ 89,957,000, with financial charges equal to 101.5% of CDI variation. This loan was settled by Cemig in January 2008 by means of reduction of the capital in Infovias.

e) Consortia

Cemig participates in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession. In these operations, the controls, of the specific portion equivalent to the investments made, are maintained in the books of account of Cemig, as follows:

	Stake in the energy generated %	Average annual depreciation rate %	Consolidated 03/31/2008	Consolidated 12/31/2007
Holding company
In progress
Porto Estrela Plant	33,33	2,48	38,625	38,625
Igarapava Plant	14,50	2,58	55,554	55,554
Funil Plant	49,00	2,77	181,403	171,856
Queimado Plant	82,50	2,45	193,599	193,599
Aimorés Plant	49,00	2,50	512,946	512,946
Capim Branco I and II Plant	21,05	2,51	50,147	49,742
Accumulated depreciation			(92,439)	(85,268)
Total in operation			939,835	937,054

In progress
Queimado Plant	82,50		13,125	13,125
Funil Plant	49,00		71	9,531
Aimorés Plant	49,00		24,506	23,369
Baguari Plant	34,00		80,939	67,417
Total under construction			118,641	113,442
Total consortia			1,058,476	1,050,496

The depreciation of the goods contained in the property, plant and equipment of the consortia is calculated by the linear method, based on rates established by ANEEL.

15) – ASSETS AND INTANGIBLE ASSETS

	Consolidated
	03/31/2008			12/31/2007
		Accumulated
	Historic cost	depreciation	Net amounts	Net amounts
In progress	21,062,840	(8,984,341)	12,078,499	12,116,771
- Distribution	10,962,102	(4,806,108)	6,155,994	6,146,682
	94,490	(55,949)	38,541	40,393
Land	30,500	—	30,500	32,646
Reservoirs, dams and water courses	305,922	(153,264)	152,658	154,864
Machines and equipment	10,444,455	(4,548,055)	5,896,400	5,877,826
Vehicles	65,502	(32,300)	33,202	35,822
Furniture and utensils	21,233	(16,540)	4,693	5,131

- Generation	7,304,151	(2,994,373)	4,309,778	4,350,823
	87,364	(46,016)	41,348	42,373
Land	202,332	—	202,332	202,333
Reservoirs, dams and water courses	3,890,910	(1,389,800)	2,501,110	2,521,317
Reservoirs, dams and water courses	909,558	(351,520)	558,038	563,492
Machines and equipment	2,207,289	(1,201,211)	1,006,078	1,020,480
Vehicles	3,213	(2,864)	349	402
Furniture and utensils	3,485	(2,962)	523	426

- Transmission	1,836,812	(664,506)	1,172,306	1,180,985
	237,521	(2,459)	235,062	237,609
Land	2,226	—	2,226	2,226
Reservoirs, dams and water courses	105,028	(54,633)	50,395	49,999
Machines and equipment	1,490,986	(606,738)	884,248	890,779
Vehicles	302	(156)	146	167
Furniture and utensils	749	(520)	229	205

- Administration	534,385	(353,573)	180,812	191,507
	146,096	(97,082)	49,014	53,008
Land	2,947	—	2,947	3,662
Reservoirs, dams and water courses	73,036	(38,797)	34,239	37,266
Machines and equipment	221,520	(149,214)	72,306	74,061
Vehicles	44,190	(32,509)	11,681	12,680
Furniture and utensils	46,596	(35,971)	10,625	10,830

- Telecoms	327,369	(141,235)	186,134	186,360
Land	70	—	70	70
Reservoirs, dams and water courses	55	(7)	48	48
Machines and equipment	326,840	(140,958)	185,882	186,098
Furniture and utensils	404	(270)	134	144

	Consolidated
	03/31/2008			12/31/2007
	Historic cost	Accumulated depreciation	Net amounts	Net amounts
- Gas	98,021	(24,546)	73,475	60,414
Intangible	1,243	—	1,243	780
Land	42	—	42	42
Reservoirs, dams and water courses	2,198	(509)	1,689	1,719
Machines and equipment	94,139	(23,886)	70,253	57,655
Vehicles	40	(1)	39	—
Furniture and utensils	359	(150)	209	218

In progress	1,457,210	—	1,457,210	1,496,755
- Distribution
Intangible	42,008	—	42,008	39,019
Fixed assets	741,085	—	741,085	812,814
- Generation
Intangible	26,449	—	26,449	26,969
Fixed assets	270,612	—	270,612	257,703
- Transmission
Intangible	344	—	344	364
Fixed assets	113,018	—	113,018	106,785
- Administration
Intangible	99,990	—	99,990	91,208
Fixed assets	126,844	—	126,844	126,185
- Telecommunications	6,345	—	6,345	6,810
- Gas	30,515	—	30,515	28,898
Total of fixed assets and intangible assets	22,520,050	(8,984,341)	13,535,709	13,613,526
Special Obligations linked to the concession	(2,501,819)	—	(2,501,819)	(2,518,602)
Fixed assets and intangible assets, net	20,018,231	(8,984,341)	11,033,890	11,094,924

“Special obligations” refers basically to the contributions by consumers for execution of the undertakings necessary to comply with requests for retail supply of electricity, and any settlement of these obligations depends on the will of ANEEL, at the termination of the distribution concessions, by reduction of the residual value of the fixed asset for the purposes of determining the amount which the Concession-granting Power will pay to the concession holder.

Under ANEEL Resolution 234 of October 31, 2006, and ANEEL Circular 1314/2007, of June 27, 2007, the balances of the “Special obligations” linked to assets will now be amortized as from the second cycle of tariff reviews, which in the case of Cemig Distribuição is from April 8, 2008, at a rate yet to be set by ANEEL, corresponding to the average rate of the assets in service.

The amount of R$ 248,394 is recorded in Fixed assets in progress – Distribution on March 31, 2008 (R$ 307,389 on December 31, 2007), relating to the “Light for Everyone” program.

Some land sites and buildings of the subsidiaries which were given in guarantee in lawsuits involving tax, labor-law, civil and other disputes are recorded in Fixed assets – Administration. These were posted at the amount of R$ 10,051 on March 31, 2008, net of depreciation.

16) – SUPPLIERS

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Current
Wholesale supply and transport of electricity -
Eletrobrás – energy from Itaipu	146,195	230,620	—	—
Furnas	40,485	78,231	—	—
CCEE	121.640	81,756	—	—
Purchase of Free Energy during Rationing	33.952	25,797
Passthrough to generators	—	27,381	—	—
Others	191,162	142,796	—	—
	533,434	586,581	—	—
Materials and services	226,866	349,324	9,113	11,781
	760,300	935,905	9,113	11,781

Non-current
Wholesale electricity supply -
Passthrough to generators	327,689	314,989	—	—
Purchase of Free Energy during Rationing	13,439	25,803	—	—
	341,128	340,792	—	—

Of the amounts owed to CCEE, a substantial part will be paid by September 2009, with inflation adjustment at the Selic rate plus 1.00% interest per year The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the CCEE/MAE, may result in changes in the amounts recorded.

17) – TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Current
Income tax	263,068	121,991	—	—
Social Contribution	91,486	47,974	—	—
ICMS	301,779	269,076	17,806	17,813
Cofins	95,803	92,880	6,344	15,436
Pasep	17,317	22,122	1,377	3,351
Social Security System	17,126	21,637	1,317	1,358
Others	35,014	32,711	858	1,234
	821,593	608,391	27,702	39,192
Deferred obligations
Income tax	253,669	303,540	—	—
Social Contribution	91,321	109,420	—	—
Cofins	35,728	46,674	—	—
Pasep	7,756	10,134	—	—
	388,474	469,768	—	—
	1,210,067	1,078,159	27,702	39,192
Non-current
Deferred obligations
Income tax	246,895	240,655	63,720	62,632
Social Contribution	67,388	65,747	22,940	22,547
Cofins	3,473	3,834	—	—
Others	8,504	8,904	—	—
	326,260	319,140	86,660	85,179

The net deferred obligations are related to the regulatory assets and liabilities and are owed to the extent that these assets and liabilities are received or paid, respectively. The other income tax and Social Contribution liabilities payable recorded in Current Liabilities will be compensated by prepaid expenses posted in Assets, in Taxes offsettable.

18) – LOANS, FINANCINGS AND DEBENTURES

				Consolidated
				03/31/2008			12/31/2007
	Principal maturity	Annual cost (%)	BRAZILIAN CURRENCY	Current	Non-current	Total	Total
FINANCING SOURCES
FOREIGN CURRENCY
ABN AMRO Bank – N. ( ) (3)	2013	6.00	US$	1,399	87,455	88,854	88,639
ABN AMRO Real S.A. (4)	2009	6.35	US$	13,561	12,681	26,242	26,105
Banco do Brasil -A - Banco do Brasil S.A. – various bonds (1)	2024	Various	US$	14,467	79,091	93,558	92,621
Banco do Brasil S.A. (5)	2009	3.90	JPY	723	68,061	68,784	61,483
Banco Paribas	2012	5.89	EURO	3,149	9,224	12,373	13,389
Banco Paribas	2010	Libor + 1.875	US$	22,157	30,468	52,625	52,243
KFW	2016	4.50	EURO	1,944	14,566	16,510	15,485
UNIBANCO (6)	2009	6.50	US$	247	8,152	8,399	8,371
UNIBANCO (7)	2009	5.50	US$	74	3,566	3,640	3,636
UNIBANCO (8)	2009	5.00	US$	255	15,011	15,266	15,268
MBK Furukawa Sistemas S.A. / UNIBANCO	2008	Libor + 5.45	US$	6,110	—	6,110	5,615
Brazilian Treasury (10)	2024	Libor + Spread	US$	5,344	30,473	35,817	35,518
Inter-American Development Bank (13)	2026	6.34	US$	31,458	—	31,458	21,896
Others	2025	Various	Various	8,345	7,489	15,834	16,273
Debt in non-Brazilian currency				109,233	366,237	475,470	456,542

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00 of CDI	R$	166	75,000	75,166	75,133
Banco do Brasil	2009	111.00 of CDI	R$	5,161	118,822	123,983	120,531
Banco do Brasil	2013	CDI + 1.70	R$	7,612	109,277	116,889	113,488
Banco do Brasil	2013	107.60 of CDI	R$	13,941	126,000	139,941	136,161
Banco do Brasil	2014	104.10 of CDI	R$	56,580	1,200,000	1,256,580	1,223,732
Banco Itaú – BBA	2008	IGP-M + 10.48	R$	188,620	—	188,620	179,846
Banco Itaú – BBA	2008	CDI + 2.00	R$	42,113	—	42,113	40,850
Banco Itaú – BBA	2014	CDI + 1.70	R$	22,462	304,338	326,800	318,371
HSBC Bank Brasil S.A	2008	CDI + 2.00	R$	63,169	0	63,169	61,275
Banco Votorantim S.A.	2010	113.50 of CDI	R$	1,635	54,372	56,007	57,081
Banco Votorantim S.A.	2013	CDI + 1.70	R$	2,049	101,316	103,365	106,553
Banco WESTLB do Brasil	2008	IGP-M + 10.48	R$	47,155	—	47,155	44,961
BNDES	2008	SELIC + 1.00	R$	—	—	—	25,820
Bradesco	2014	CDI + 1.70	R$	30,293	379,073	409,366	397,704
Debentures (12)	2009	CDI + 1.20	R$	16,632	349,556	366,188	355,958
Debentures (12)	2011	104.00 of CDI	R$	10,598	238,816	249,414	242,900
Debentures – Minas Gerais state government (12)	2030	IGP-M	R$	0	150,154	150,154	145,705
Debentures (12)	2014	IGP-M + 10.50	R$	24,235	284,978	309,213	294,669
Debentures (12)	2017	IPCA + 7.96	R$	8,774	408,019	416,793	401,939
Eletrobrás	2013	FINEL + 7.50 a 8.50	R$	16,051	56,898	72,949	78,884
Eletrobrás	2023	UFIR. RGR + 6.00 a 8.00	R$	45,728	283,448	329,176	337,622
Santander	2013	CDI + 1.70	R$	1,680	79,673	81,353	80,797
UNIBANCO	2009	CDI + 2.98	R$	6,076	104,095	110,171	106,609
UNIBANCO	2013	CDI + 1.70	R$	20,144	309,285	329,429	319,787
UNIBANCO (2)	2013	CDI + 1.70	R$	8,126	73,587	81,713	79,322
Caixa Econômica Federal	2008	101.50 of CDI	R$	205,669	—	205,669	200,425
Itaú and Bradesco (9)	2015	CDI + 1.70	R$	115,874	840,103	955,977	990,386
Minas Gerais Development Bank	2025	10.00	R$	656	10,155	10,811	11,014
BNDES – Finem (10)	2014	TLJP + 4.30	R$	232	60,678	60,910	60,874
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	4,014	5,231	9,245	11,452
Debentures V (10)	2014	CDI + 1.50	R$	17,968	234,375	252,343	255,670
CCB Bradesco (10)	2017	CDI + 0.85	R$	5,996	112,500	118,496	115,162
BNDES – Principal Sub-credit A/B/C/D (11)	2014/2016	Various	R$	19,273	119,674	138,947	141,521
Others	2007/2017	Various	R$	19,259	39,154	58,413	50,290
Debt in Brazilian Currency				1,027,941	6,228,577	7,256,518	7,182,492
Total, consolidated				1,137,174	6,594,814	7,731,988	7,639,034

(1)                             Interest rates vary: 2,00 to 8,00 % p.a.;

Six-month Libor plus spread of 0.81 to 0.88% per year;

(2)           Loans of the holding company;

(3) to (8) “Swaps” for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: (3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of the CDI rate; (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.;

(9)           Refers to the Senior Units of the Credit Rights Funds. See Explanatory Note 12;

(10)         Loans, financings and debentures of RME (Light S.A.);

(11)         Consolidated loans and financings of the transmission companies acquired in August 2006.

(12)         Debentures not convertible into shares, unsecured, and without preference, nominal and book-entry.

(13)         Financing of Transchile.

The consolidated composition of loans, by currency and indexor, with the respective amortization, is as follows:

	2008	2009	2010	2011	2012	2013	2014	2015	2016 and subsequent years	Total
CURRENCY
US dollar	102,002	71,321	46,430	33,761	30,762	27,737	3,027	209	58,194	373,443
Euro	3,556	4,895	4,896	4,896	3,358	1,821	1,821	1,821	1,819	28,883
Yen	723	68,061	—	—	—	—	—	—	—	68,784
UMBNDES (*)	467	656	440	329	329	329	329	329	1,152	4,360
	106,748	144,933	51,766	38,986	34,449	29,887	5,177	2,359	61,165	475,470

Indexors
Expanded Consumer Price Index (IPCA)	8,774	—	—	—	—	—	—	136,006	272,013	416,793
Fiscal Reference Unit (UFIR)	30,489	47,629	37,753	37,537	34,059	29,099	28,807	28,807	57,710	331,890
Interbank CD rate - CDI	597,203	701,543	607,641	719,405	926,749	1,067,391	602,437	207,110	37,500	5,466,979
Eletrobrás Finel internal index	12,037	13,158	12,193	12,193	12,193	11,175	—	—	—	72,949
URTJ (*)	26,092	30,523	31,986	30,007	30,007	30,007	27,209	10,393	13,940	230,164
General Price Index – Market (IGP-M)	261,255	1,398	1,399	1,399	1,399	1,399	286,357	894	157,862	713,362
UMBNDES(**)	2,358	2,619	2,689	2,689	2,689	2,689	2,689	896	—	19,318
Other (IGP-DI, INPC and TR) (***)	2,857	273	182	182	318	318	684	249	—	5,063
	941,065	797,143	693,843	803,412	1,007,414	1,142,078	948,183	384,355	539,025	7,256,518
	1,047,813	942,076	745,609	842,398	1,041,863	1,171,965	953,360	386,714	600,190	7,731,988

( * )         URTJ = Interest Rate Reference Unit.

( ** )       UMBNDES = BNDES Monetary Unit.

( *** )    IGP-DI – General Price Index – Domestic Availability

INPC – National Consumer Price Index

TR – Reference Rate

The principal currencies and indexors used for monetary updating of the loans, financings and debentures had the following variations:

Currency	Change in quarter ended 03/31/2008%
US dollar	(1.25)
Euro	5.83
Yen	10.78

Indexors	Change in quarter ended 03/31/2008%
IGP-M	2.38
Finel	0.48
CDI	2.58
Selic	2.64
UMBNDES	(0.64)

The movement on loans, financings and debentures is as follows:

	Consolidated	Holding company
	03/31/2008	03/31/2008

Balance at 12/31/2008	7,639,034	79,322
Initial balance – acquisition of subsidiaries		—
Loans and financings	21,213	—
Monetary and FX variation	54,737	—
Financial charges provisioned	171,334	2,391
Financial charges paid	(39,373)	—
Amortization of financings	(114,957)	—
Balance at 03/31/2008	7,731,988	81,713

19) – REGULATORY CHARGES

	Consolidated
	03/31/2008	12/31/2007

RGR – Global Reversion Reserve	30,704	25,529
CCC (fuel consumption) account	33,918	33,572
Energy Development Account – CDE	36,733	38,099
Eletrobrás – Compulsory loan	1,207	1,207
ANEEL inspection charge	3,471	3,199
Energy efficiency	147,647	138,630
Research and development	123,291	114,573
Energy system expansion research	17,661	17,928
National Scientific and Technological Development Fund	35,236	36,100
Alternative Energy Program – Proinfa	1,633	1,851
	431,501	410,688

Current liabilities	412,313	395,894
Non-current liabilities	19,188	14,794

20) – POST-EMPLOYMENT OBLIGATIONS

a) The Forluz Pension Fund

Cemig is sponsor of the Forluminas Social Security Foundation – Forluz, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income supplementing retirement and pension, in accordance with the private pension plan to which they are linked.

The actuarial obligations and assets of the plan on December 31, 2004 were segregated between Cemig, Cemig Geração e Transmissão and Cemig Distribuição on the basis of the allocation of the employees to each of these companies.

Forluz makes the following supplementary pension benefit plans available to its participants:

Mixed Social Security Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service and defined-benefit coverage for disability or death of the active participant, and also on receipt of benefits for time of contribution. The contributions of the Sponsor are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27,52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72,48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with characteristics of defined contribution, and their respective assets, in the same amount of R$ 2,130,864, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. In the case of the assets, this benefit was deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the Official Social Security benefit. After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Secretariat (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the defined benefit plan. Of these, seven are active employees, and 44 are retirees or pension holders.

Cemig, Cemig Geração e Transmissão and Cemig Distribuição also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Amortization of actuarial obligations

Part of the consolidated actuarial obligation for post-employment benefits in the amount of R$ 1,050,970 of March 31, 2008 (R$ 1,062,998 on December 31, 2007) was recognized as an obligation payable by Cemig and its subsidiaries, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). Part of the amounts is adjusted annually based on the actuarial indexor of the Defined Benefit plan (the index for salary adjustment of the employees of Cemig, Cemig Geração e Transmissão and Cemig Distribuição, excluding productivity); and for the Balances Plan, the adjustment is by the IPCA Index published by the IBGE (Brazilian Geography and Statistics Institute), plus 6% per year.

If Forluz presents technical surpluses for a period of three consecutive years, these may be used for the reduction of part of the obligations payable recognized. Based on this provision, the surplus obtained by Forluz in the 2007 business year, in the amount of R$ 89,462 million, will be used in the second quarter of 2008 for amortization of the debt recognized.

The liabilities and the expenses recognized by Light in connection with the Supplementary Retirement Plan are adjusted in accordance with the terms of CVM Decision 371 and an Opinion prepared by independent actuaries. The last actuarial valuation was made for the base date December 31, 2007.

b) The Braslight Pension Fund

Light, a subsidiary of RME, is the sponsor institution of Fundação de Seguridade Social Braslight, a non-profit private pension plan entity whose purpose is to guarantee retirement income to the employees of the company linked to the Foundation, and to provide pension income to their dependents.

Braslight was instituted in April 1974, and has three plans – A, B and C – put in place in 1975, 1984 and 1998 respectively. About 96% of the active participants of the other plans have migrated to plan C.

In plans A and B the benefits are of the Defined Benefit type. In plan C, which is of the mixed type, the programmable benefits (retirement benefit not arising from invalidity, and the respective conversion into pension) during the capitalization phase are of the Defined Contribution type, without any link to the INSS, and the benefits arising from risk (illness assistance, retirement for invalidity, pension for death of an active participant, or for an invalid participant receiving illness assistance), as well as those of continued income, once granted, are of the defined benefit type.

On October 2, 2001, the Private Pension Plans Secretariat approved a contract for a solution to the technical deficit and the refinancing of the reserve to be amortized relating to the pension plans of Braslight. These items are being recorded in full, and being paid in 300 monthly installments, starting from July 2001, updated by the variation of the IGP-DI inflation index and interest of 6.00% per year, totaling R$ 910,668 at March 31, 2008.

The liabilities and the expenses recognized by Light in connection with the Supplementary Retirement Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and an Opinion prepared by independent actuaries. The last actuarial valuation was made for the base date December 31, 2007.

The movement in the net liabilities has been as follows:

	Consolidated
	Pension plans and supplementary retirement plans
	Forluz	Braslight	Health plans	Dental plan	Life insurance

Balance at December 31, 2007	494,405	250,262	311,239	13,692	401,296
Expense recognized in the income statement	26,089	9,699	14,709	656	10,515
Contributions paid	(45,982)	(5,010)	(9,030)	(182)	(1,958)
Net liabilities on March 31, 2008	474,512	254,951	316,918	14,166	409,853

Current liabilities	79,801	20,343
Non-current liabilities	394,711	234,608	316,918	14,166	409,853

	Holding company
	Pension plans and supplementary retirement plans
	FORLUZ	Health plans	Dental plan	Life insurance

Balance at December 31, 2007	23,099	15,303	671	16,465
Expense recognized in the income statement	1,488	741	34	533
Contributions paid	(2,262)	(451)	(10)	(111)
Net liabilities on March 31, 2008	22,325	15,593	695	16,887

Current liabilities	3,926
Non-current liabilities	18,399	15,593	695	16,887

The amounts registered in current liabilities refer to the contributions to be made by Cemig in 2007 for amortization of the actuarial liabilities.

21) – CONTINGENCIES FOR LEGAL PROCEEDINGS

Cemig and its subsidiaries are parties in Court and Administrative proceedings before various courts and government bodies, arising from the normal course of business, involving tax, labor-law, civil and other issues.

Actions in which the company is creditor with success judged “probable”

Pasep and Cofins – widening of the calculation base

The holding company has legal proceedings challenging the expansion of the calculation base  of the Pasep and Cofins taxes to include financial revenue and other non-operational revenues, in the period from 1999 to January 2004, through Law 9718 of November 27, 1998; and has a  judgment  in favor at the first instance. In the event that this action is won in the final instance  (subject to no further appeal), and we would note that the Federal Supreme Court has ruled on  several proceedings in favor of the taxpayer, the gain to be registered in the results of the year  will be R$ 159,402, net of income tax and Social Contribution Tax.

Actions in which the company is debtor

For those contingencies whose negative outcomes are considered probable, the company and  its subsidiaries have constituted provisions for losses.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, if  any, when  the  respective  processes  are  completed, will  not  significantly  affect  the  result  of  operations or the financial position of the holding company nor the consolidated result.

	Consolidated
	Net balance				Deposits
	at end of	Additions			paid into	Balance on
	2007 (*)	(Reversals)	Written off	Balance	court	03/31/2008
Labor-law contingencies
Various	118,179	(627)	(759)	116,793	(15,371)	101,422

Civil
Personal damages	8,183	16,393	—	24,576	—	24,576
Tariff increases	95,095	10,071	—	105,166	(11,686)	93,480
Others	113,442	25,709	(1,400)	137,751	(8,954)	128,797

Tax
Finsocial	20,893	77	—	20,970	(1,615)	19,355
PIS, Cofins	160,267	2,124	—	162,391	—	162,391
ICMS	19,943	1,962	—	21,905	—	21,905
Taxes and contributions – demandabilities suspended	46,842	21,712	—	68,554	—	68,554
Social Contribution	6,521	54	—	6,575	—	6,575
Social security system	33,857	570	—	34,427	—	34,427
Others	14,498	190	—	14,688	(7,486)	7,202

Regulatory
ANEEL administrative proceedings	49,020	642	—	49,662	(6,072)	43,590
Total	686,740	78,877	(2,159)	763,458	(51,184)	712,274

(*) Balance of contingencies without the effect of payments into court.

	Holding company
	Net balance				Deposits
	at end of	Additions			paid into	Balance on
	2007 (*)	(Reversals)	Written off	Balance	court	03/31/2008
Labor-law contingencies
Various	72,795	(2,865)	—	69,930	(9,542)	60,388

Civil disputes
Personal damages	6,766	11,493	—	18,259	—	18,259
Tariff increases	69,845	9,413	—	79,258	(11,686)	67,572
Others	51,310	24,951	—	76,261	(3,154)	73,107

Tax
Finsocial	20,893	77	—	20,970	(1,615)	19,355
ICMS	2,191	561	—	2,752	—	2,752
Taxes and contributions – demandabilities suspended	46,842	21,712	—	68,554	—	68,554
Social security system	967	17	—	984	—	984
Others	7,933	111	—	8,044	(5,057)	2,987

Regulatory
ANEEL administrative proceedings	12,681	(1,568)	—	11,113	(6,072)	5,041
Total	292,223	63,902	—	356,125	(37,126)	318,999

(*) Balance of contingencies without the effect of payments into court.

Details on the provisions constituted are as follows:

(a) Labor-law contingencies

The complaints under the labor laws are basically disputes on overtime and additional amounts for dangerous work.

(b) Civil disputes – tariff increase

Several industrial consumers filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig estimates the amounts to be provisioned based on the disputed amounts billed and based on recent Court decisions. The total value of the exposure of Cemig and its subsidiaries in this matter, 100% provisioned, is R$ 105,166.

(c) The PIS and Cofins taxes

Light, controlled by RME, has challenged the changes made by Law 9718/98 in the system of calculation of the PIS and Cofins taxes (“Contributions”), in widening the taxable basis of those taxes and increasing of the rate of Cofins from 2% to 3%.

The amounts not paid are provisioned and have been updated by the Selic rate. On November 9, 2005, the full panel of the Federal Supreme Court ruled the widening of the base of the calculation of the Cofins tax unconstitutional. The same theory is applied to the PIS.

The amounts provisioned up to March 31, 2008 in the company are as follows:

•                  R$ 106,615 in relation to the widening of the calculation base — this has been the subject of a judgment in a similar action in which the Federal Supreme Court decided in favor of the taxpayers; and

•                  R$ 51,429 referring to the increase in the rate of Cofins from the rate of 2% to 3%, on which there has not yet been a judgment on the merits.

Light is awaiting judgment on the case, or a Resolution by the Senate, based on the Supreme Court decision, declaring this law unconstitutional. Either will make it possible to reverse the provision for the part related to expansion of the calculation base for the PIS and Cofins taxes.

The amounts given above are 25% of the total amounts, reflecting the proportionality of the consolidation, as recorded.

(d) ICMS

Since 1999, Light has suffered various inspections by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charged by states. The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. Management, based on the opinion of its counsel and calculation of the amounts involved in the infringement notices, believes that only a part of the amounts represents “probable” risk of loss, and the amount of R$ 19,152 is provisioned.

(e) Taxes and contributions – demandabilities suspended

The provision constituted under this heading, of R$ 68,554 (R$ 46,842 on December 31, 2007), refers to the deduction from taxable profit (for the purposes of corporate income tax) of the expense on the Social Contribution tax paid since 1998. Cemig was awarded interim remedy by the 8th Federal Justice Court, on April 17, 1998, allowing it not to pay this tax.

(f) Social Security System

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for alleged subsidiary responsibility to withhold payments at source on services of contractors and the applicability of the social security contribution on employees’ profit shares.

Light challenged the legality of Law 7787/89 which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989. Based on the anticipatory remedy given by the Court, the amounts to be paid as Social Security contribution by the Company were offset.

The chance of loss in these actions is assessed as “probable”, and the amounts provisioned for the actions brought by the INSS total R$ 34,427 (R$ 33,857 on December 31, 2007).

(g) ANEEL administrative proceedings

On January 9, 2007, ANEEL notified Cemig Distribuição S.A. that it considered certain criteria adopted by the company in calculation of the revenue arising from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The company made a provision corresponding to the loss that it considers “probable” in this dispute, in the amount of R$ 38,549.

Cemig Geração e Transmissão was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The company presented defense, and rates the risk of loss in this action as “probable”, in the amount of R$ 6,324.

(h) Others

This refers to various claims by people alleging damages, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at March 31, 2008 represents the potential loss on these claims.

(i)  Actions in which the chances of loss are considered “possible” or “remote”

Cemig and its subsidiaries are disputing, in the courts, other actions for which they consider the possibility of an outcome of loss in the action to be “possible” or “remote”. The following are the details of the most important actions:

(i) Income tax and Social Contribution on post-employment benefits

The federal tax authority, on October 11, 2001, issued a Notice of Infringement, in the updated amount of R$ 310,983, as a result of the use of tax credits which resulted in the rectification, for the reduction of taxes payable, of the income tax declarations for 1997, 1998 and 1999. The income tax returns were rectified as a result of the change in the method of accounting for liabilities for post-employment benefits. The additional post- employment benefits that resulted from the changes in the method of accounting were recognized in the tax years rectified, resulting in a tax loss, and a negative taxable amount for the Social Contribution tax.

Cemig presented an administrative appeal in the Finance Ministry Taxpayers’ Council, obtaining a favorable decision for the years of 1997 and 1998 and an adverse decision in relation to the year 1999. This adverse decision would result in reduction of the tax loss (negative basis), registered as tax credits, in the historic amount of R$ 26,631. The tax credits were not reduced, and no provision for contingencies was made to meet any losses as a function of this decision, in view of the fact that Cemig believes it has solid legal grounds and argument for the procedures adopted for recovery of the said tax credits, as defense in Court. Thus, it considers the possibility of loss in this action to be remote.

Cemig offset the tax credits constituted (mentioned in the previous paragraph) to reduce federal taxes and Contributions payable in 2002 and 2003. Due to this fact, the federal tax authority refused Cemig’s compensation proceedings, and Cemig would be exposed to an additional penalty, updated to March 31, 2008, of R$ 274,577. With the decision of the Taxpayers’ Council, mentioned above, Cemig considers that the refusal of this process of offsetting becomes null. Thus, no contingency provision was constituted to meet any losses, since Cemig believes that it has solid legal grounds for the procedures adopted and considers the likelihood of loss in this action to be remote.

(ii) Tax on Inheritance and Donations (ITCMD)

The State of Minas Gerais sued Cemig for non-payment of the tax on inheritance and donation (ITCMD) in relation to the contributions of consumers, the total amount involved on March 31, 2008 being R$ 142,203. No provision was made for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The possibility of loss attributed to this action is “remote”.

(iii) Acts of the Regulatory Agency and the Federal Audit Court

ANEEL filed an administrative action against Cemig stating that the company owes R$ 670,546 to the federal government as a result of an alleged error in the calculation of credits under the CRC (Results Compensation) Account which were previously used to reduce the amounts owed to the federal government. On October 31, 2002 ANEEL issued a final administrative decision against Cemig. On January 9, 2004 the federal Treasury issued a notice of collection in the amount of R$ 516,246. Cemig did not make the payment because it believes that it has arguments on the merit for defense in the Courts and thus has not made a provision for this action. The likelihood of loss in this action is assessed as “possible”.

On November 14, 2003, the Federal Audit Court began an administrative proceeding against ANEEL to assess the criteria adopted by the agency in the Emergency Program to Reduce Electricity Consumption. The Audit Board requested Cemig to provide certain information relating to its tariffs, which, according to the Federal Audit Court, had been incorrectly approved by ANEEL.

Additionally, the Federal Audit Court contested the index and “X Factor” used by ANEEL in the tariff review of 2003. Cemig filed administrative proceedings requesting the Federal Audit Court to contest the decision.

The potential loss on these actions by the Federal Audit Court is R$ 84,979. The company has not posted any provision, and assesses the likelihood of loss in this action as “possible”.

(iv) Social Security and tax obligations – on the indemnity for the “Anuênio”, and profit shares.

Cemig and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição paid an indemnity to their employees in the amount of R$ 177,685, in exchange for rights to certain payments to be incorporated into salaries in the future, known as the “Anuênio”. The company and its subsidiaries did not make payments of income tax and social security contributions on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company and its subsidiaries decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 121,835, posted in Deposits linked to legal actions. No provision was made for possible losses in this matter since the company and its subsidiaries classify the risk of loss in this action as “possible”.

In September 2006 Cemig was notified by the INSS as a result of non-payment of a total of R$ 103,098 as the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004. The company has appealed, in Administrative Proceedings, against this decision. No provision has been constituted for possible losses and Cemig believes it has arguments on the merit for defense. The chance of loss in this action is assessed as “possible”.

(V) ICMS tax

Since 2002 the company has received a subsidy from Eletrobrás for the discounts given to low-income consumers. The Minas Gerais State Tax Office served an infringement notice on Cemig, relating to the period from 2002 to 2005, on the argument that the subvention should be subject to the ICMS tax. The potential for loss in this action is R$ 106,276, not including the ICMS tax which might yet be claimed by the Tax Office for the period subsequent to the infringement notice. No provision was constituted for the result of this dispute, since the company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this demand. The chances of loss in this action are assessed as is “possible”.

Cemig was served an infringement notice, as a co-responsible party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State Tax Authority demanded payment of the ICMS tax on these transactions, in the amount of R$ 26,306. If the Company does in the future have to pay the ICMS tax on these transactions, it will be able to charge consumers to recover the amount of the tax plus any penalty payment. The chances of loss in this action are classified as “possible”.

(vi) Civil claims – consumers

Several consumers and the Public Attorney of the State of Minas Gerais have brought civil actions against Cemig contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers, the Extraordinary Tariff Recomposition, and the inflation index used to increase the tariff for electricity in April 2003, requesting 200% reimbursement on the amounts considered charge in error by the company. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions.

The company is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$ 448,929. The company believes it has arguments of merit for defense in Court, and thus has not constituted a provision for this action. The chances of loss in this action are assessed as “possible”.

In addition to the issues described above, Cemig and its subsidiaries are involved, as Plaintiff or Defendant, in other cases, of less importance, related to the normal course of their operations. The management believes that it has adequate defense for this litigation, and significant losses relating to these issues which might have an adverse effect on the company’s financial position or consolidated result of its operations are not expected.

22) – STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

Balance at December 31, 2007	8,390,177
Net profit for the quarter	490,280
Balance on 31 March 2008	8,880,457

Stockholders’ Agreement

In 1997 the Government of the State of Minas Gerais sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this transaction the State of Minas Gerais and Southern signed a Stockholders’ Agreement which among other provisions contained the requirement for a specific quorum in decisions on significant corporate actions, certain changes to Cemig’s bylaws, issuance of debentures and convertible securities, distribution of dividends other than those specified in the bylaws, and changes in the stockholding structure.

In September 1999 the government of the State of Minas Gerais brought an action for annulment of this Stockholders’ Agreement, with a request for anticipatory remedy. The Appeal Court of the State of Minas Gerais annulled the Stockholders’ Agreement in 2003. Appeals brought by Southern are before the Federal Courts.

23) – GROSS RETAIL SUPPLY OF ELECTRICITY

The position in retail supply of electricity, by type of consumer, is as follows:

	Consolidated
	(Not reviewed by independent auditors)
	Number of consumers		MWh (*)		R$
	03/31/2008	03/31/2007
	(*)	(*)	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Residential	8,815,400	8,626,596	2,236,580	2,208,695	1,149,276	1,074,350
Industrial	86,349	84,538	6,101,503	5,690,629	891,848	734,683
Commercial, services and others	832,761	827,087	1,477,530	1,394,191	667,921	605,808
Rural	569,093	527,738	456,423	388,443	137,545	113,858
Public authorities	61,495	64,724	236,587	227,787	95,904	86,141
Public illumination	2,790	2,825	301,901	309,756	81,887	77,683
Public service	9,211	9,115	330,386	317,638	91,881	80,611
Sub-total	10,377,099	10,142,623	11,140,910	10,537,139	3,116,262	2,773,134
Own consumption	1,151	1,138	13,106	13,538		—
Subvention for low-income consumers
	—	—	—	—	41,142	19,865
Retail supply not invoiced, net	—	—	—	—	99,190	(4,595)
	10,378,250	10,143,761	11,154,016	10,550,677	3,256,594	2,788,404
Supply to other concession holders (**)	82	50	2,722,220	3,697,304	294,355	218,251
Transactions in energy on the CCEE	—		—	—	24,294	28,224
Total	10,378,332	10,143,811	13,876,236	14,247,981	3,575,243	3,034,879

(*)	The table of consumers includes 100% of the consumers of Light, subsidiary of RME.
The table of MWh includes 25.00% of the total MWh sold by Light.
(**)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

Low-income consumers

The federal government, through Eletrobrás (Centrais Elétricas Brasileiras) reimburses the distributors for the losses in revenue arising as a result of the criteria adopted as from 2002 for classification of consumers in the low-rental residential sub-category, in view of the lower tariff applied to their electricity bills.

The regulator, ANEEL, is reviewing the procedures for calculation by the company of revenue for the subsidy for low-income consumers. As a result of this review, the amounts posted in 2007 and 2008 were calculated on the basis of estimate, and their receipt for the period from February 2007 through March 2008 is pending.

ANEEL included the amounts to be reimbursed to the Company for the subsidy for low-income consumers, in the tariff review of April 2008.

24)  REVENUE FROM USE OF THE NETWORK – FREE CONSUMERS

The TUSD revenue is a charge made to free consumers for use of the distribution network.

	Consolidated
	03/31/2008	03/31/2007

Tariff for Use of the Distribution System (TUSD)	309,353	315,829
Revenue from use of the basic network	155,616	136,367
Revenue from connection to the system	16,623	23,795
	481,592	475,991

Under the concession of some contracts between ANEEL and the transmission companies, the revenues to be earned in the final 15 years of the said contracts are 50.00% lower than those in the first 15 years of the concession. The company recognizes the revenues from these concessions in accordance with the said contracts.

25) – OTHER OPERATIONAL REVENUES

	Consolidated		Holding company
	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Retail supply of gas	92,039	64,350	—	—
Charged service	3,093	2,674	—	—
Telecommunications and cable TV service	22,957	34,106	—	—
Services provided	14,874	8,774	—	198
Rental and leasing	10,994	11,160	97	86
Others	2,345	18,691	—	16,728
	146,302	139,755	97	17,012

26) – DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated		Holding company
	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Taxes on revenue
ICMS	785,265	716,206	—	—
Cofins	344,314	258,386	—	—
PIS and Pasep	73,133	48,787	—	—
ISS tax on services	571	511	—	—
	1,203,283	1,023,890	—	—
Sector charges
RGR – Global Reversion Reserve	42,855	47,580	—	—
Energy Efficiency Program – PEE	10,141	5,697	—	—
Energy Development Account – CDE	97,387	95,049	—	—
Fuel Consumption Account (CCC)	77,225	147,174	—	—
Research and development – R&D	6,933	7,479	—	—
National Scientific and Technological Development Fund	7,174	7,025	—	—
Energy system expansion research	3,480	14,832	—	—
Emergency capacity charge	—	113	—	10
	245,195	324,949	—	10
	1,448,478	1,348,839	—	10

Cemig pays ICMS tax applicable to the RTE, “Portion A” and the Deferred Tariff Adjustment in conformity with the invoicing of amounts on the customer’s electricity bill.

27) – OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
		03/31/2007
	03/31/2008	Reclassified	03/31/2008	03/31/2007

OPERATIONAL COSTS AND EXPENSES
Personnel, managers and board members	284,363	239,421	3,880	4,109
Post-employment obligations	61,668	30,563	2,796	1,286
Materials	48,271	22,805	34	68
Outsourced services	144,752	120,732	1,352	1,383
Electricity purchased for resale	725,366	600,288	—	—
Depreciation and amortization	201,481	178,726	74	175
Financial compensation for use of water resources	33,786	38,102	—	—
Operational provisions	96,353	105,294	40,822	32,530
Charges for the use of the basic transmission grid	172,324	147,055	—	—
Gas purchased for resale	53,420	30,024	—	—
Other operational expenses, net	46,806	78,756	(228)	7,038
	1,868,590	1,591,766	48,730	46,589

	Consolidated		Holding company
	03/31/2008	03/31/2007	03/31/2008	03/31/2007

PERSONNEL EXPENSES
Remuneration and salary-related charges and expenses	250,297	229,363	2,318	3,027
Supplementary pension contributions – Defined Contribution plan	17,198	17,698	685	507
Assistance benefits	29,950	27,122	724	575
	297,445	274,183	3,727	4,109

Voluntary dismissal program - PPD	6,112	—	153	—
( - ) Personnel costs transferred to works in progress	(19,194)	(34,762)	—	—
	284,363	239,421	3,880	4,109

THE VOLUNTARY DISMISSAL PROGRAM (PPD)

On March 11, 2008 the Executive Board approved the Company’s new Voluntary Dismissal Program (PPD), which is now permanent and applicable to any voluntary resignations from employment contracts. The main financial incentives of the program are: payment of three gross monthly salaries and six months’ contributions to the health plan after leaving the Company, deposit of the penalty payment of 40% on the balance of the FGTS fund applicable to dismissals, and payment of up to 24 months of contributions to the Pension Fund and the INSS (National Social Security System) after leaving the Company, in accordance with certain criteria established in the regulations of the PPD.

For employees over 55 years old with 35 years’ contributions if male, or 30 years’ contributions if female, the program’s financial incentives are only guaranteed if subscription to the program takes place within 90 days after the date on which the criteria for age and time of contribution are met.

On March 31, 2008 96 employees (23 from Cemig Geração e Transmissão S.A., 72 from Cemig Distribuição S.A. and one from Cemig Holding) had joined the program, and a provision for the financial incentives was made, in the amount of R$ 6,112.

	Consolidated
	03/31/2008	03/31/2007

ELECTRICITY PURCHASED FOR RESALE
From Itaipu Binacional	230,439	253,481
Short-term energy	87,085	15,670
Proinfa	17,846	17,501
‘Bilateral Contracts’	96,020	2,843
Electricity auctions	251,386	259,879
Others	42,590	50,914
	725,366	600,288

	Consolidated		Holding company
	03/31/2008	03/31/2007	03/31/2008	03/31/2007

OPERATIONAL PROVISIONS
Pension plan premiums	161	189	7	43
Provision (reversal) for credit of doubtful debts	42,923	37,180	(1,298)	—
Provision for labor-law contingencies	(627)	31,935	(2,865)	32,486
Reversal of ANEEL administrative proceedings	642	29,272	(1,568)	(728)
Provision for legal contingencies – civil actions	30,316	1,030	26,851	134
Provision for civil actions on tariff increases	10,463	9,342	9,413	8,711
Others	12,475	(3,654)	10,282	(8,116)
	96,353	105,294	40,822	32,530

	Consolidated		Holding company
	03/31/2008	03/31/2007	03/31/2008	03/31/2007

OTHER NET OPERATIONAL EXPENSES
Leasings and rentals	7,797	10,683	89	112
Advertising	8,968	5,515	48	—
Own consumption of electricity	4,645	5,054	—	—
Subventions and donations	3,638	3,521	150	200
ANEEL inspection charge	10,433	8,720	—	—
Payments for concessions	4,326	3,068	—	—
Taxes and charges (IPTU, IPVA and others)	6,170	3,893	22	22
Insurance	1,940	1,657	32	12
Contribution to the MAE	974	840	1	1
Other expenses (expenses recovery)	(2,085)	35,805	(570)	6,691
	46,806	78,756	(228)	7,038

28) – NET FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	03/31/2008	03/31/2007	03/31/2008	03/31/2007
FINANCIAL REVENUES -
Revenue from cash investments	53,863	42,226	555	729
Arrears penalty payments on electricity bills	50,708	24,427	—	—
Interest and monetary variation on accounts receivable from the Minas Gerais state government	39,278	38,274	—	—
Monetary variation of CVA	7,467	22,571	—	—
Monetary variation – General Agreement for the Electricity Sector	45,206	62,353	4,357	6,802
Monetary variation – deferred tariff adjustment	25,897	36,433	—	—
FX variations	2,676	31,599	32	—
Pasep and Cofins taxes on financial revenues	(3,708)	(6,385)	—	(629)
Gains on financial instruments	6,792	1,269	—	—
Gains on FIDC	—	—	11,435	6,199
Others	19,802	51,384	5,347	12,227
	247,981	304,151	21,726	25,328
FINANCIAL EXPENSES -
Charges on loans and financings	(194,718)	(222,954)	(2,392)	(2,787)
Monetary variation – General Agreement for the Electricity Sector	(11,852)	(11,827)	—	—
Monetary variation of CVA	(4,806)	(16,214)	—	—
FX variations	(10,496)	(2,124)	(3)	—
Monetary variation – loans and financings	(24,019)	(7,065)	—	(237)
CPMF TAX	(5,774)	(16,814)	(1,612)	(1,608)
Provision for losses on recovery of Extraordinary Tariff Recomposition and free energy amounts - updating	(15,987)	(16,981)	(4,357)	(6,802)
Losses on financial instruments	(11,793)	(36,230)	—	—
Others	(47,648)	(40,848)	(17,958)	(9,829)
	(327,093)	(371,057)	(26,322)	(21,263)
NET FINANCIAL REVENUE (EXPENSES)	(79,112)	(66,906)	(4,596)	4,065

The Pasep and Cofins expenses apply to financial revenues on regulatory assets, and to Interest on Equity.

The financial charges on loans and financings linked to works in the first quarter of 2008, in the amount of R$ 2,038, were transferred to Fixed Assets. There was no monetary or exchange rate variation capitalized in the first quarter of 2007. The corresponding figures were: R$ 2,606 in financial charges, and no monetary or FX variations.

29) – RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Consolidated
	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Cemig Distribuição S,A.
Interest on Equity and dividends	646,667	674,408	—	—	—	—	—	—
Retail supply of electricity	6,473	—	6,079	13,491	960	—	(23,348)	—
Affiliated, subsidiary or parent companies	1,388	127	2,538	2,463	—	—	—	—

Cemig Geração e Transmissão S.A.
Interest on Equity and dividends	535,398	564,780	—	—	—	—	—	—
Retail supply of electricity	6,079	22,277	6,473	—	23,348	—	(960)	—
Affiliated, subsidiary or parent companies	351	351	(613)	2,694	—	—	—	—

Light S.A.
Retail supply of electricity	374	366	—	—	20,351	—	—	—
Electricity purchased for resale	—	—	—	163	—	16,737	(1,270)	—

Minas Gerais state government
Consumers and traders	2,021	2,021	—	—	17,878	13,266	—	—
Taxes offsettable – ICMS – current	273,510	167,308	300,733	268,302	659,384	(716,206)	—	—
Accounts receivable from Minas Gerais state gov.	1,739,214	1,763,277	—	—	27,843	38,374	—	—
Taxes offsettable – ICMS – non–current	69,947	57,901	—	—	—	—	—	—
Consumers and traders	34,342	36,795	—	—	—	—	—	—
Interest on Equity and dividends	—	—	—	125,677	—	—	—	—
Debentures	—	—	150,154	146,705	—	—	(1,411)	(3,449)
Credit Receivables Fund	—	—	955,977	990,386	—	—	—	—
Financings – Minas Gerais Development Bank	—	—	19,935	18,392	—	—	—	—

Forluz
Post–employment obligations – current	—	—	79,801	88,665	—	—	(51,969)	(30,563)
Post–employment obligations – non–current	—	—	1,135,648	1,131,967	—	—	—	—
Others	—	—	30,362	247,044	—	—	—	—
Personnel expenses	—	—	—	—	—	—	(17,198)	(17,698)
Current administration expense	—	—	—	—	—	—	(4,138)	(1,519)

Others	7,407	4,785	—	75,045	—	—	—	—
Interest on Equity	140,408	141,391	—	—	—	—	—	—

The mainly condition for related party transaction are bellow:

(1)	The Company has contract of buying energy of Cemig Geração e Transmissão and Light Energia, throw the public action of energy in 2005, for 8 years since the initial;
(2)	Financial resources from CRC in the Investment Credit Funds in senior quotes and subordinate. See note nº 12;
(3)

Substantial part of the amount came from a renegotiation of the debt of selling energy to Copasa, with maturity until September 2012 and interest based IGPM (General Market Price Index) plus 0.5% per month.;

(4)

Issuance of debentures not convertible in stocks in the amount of R$ 120,000 million, with interest based IGP-M (General Market Price Index), for the conclusion of the construction of Irapé Hydroelectric , for 25 years since the issuance;

(5)	Senior Quotes from thirds, in the amount of R$ 900,000, amortized in 20 installment semiannual, since June, 2006, with interest based CDI (Interbank deposit rate) plus 1.7% per year. See note nº 12;
(6)

Financing controlled by Transudeste and Transirapé with maturity in 2019 (interest based TJLP (Brazilian Long-term Interest rate)+ 4.5% per year and UMBNDES 4.54% per year) and Transleste in 2017 and 2025 (interest rate of 5% per year and 10% per year);

(7)

Part of FORLUZ contracts are readjustment by IPCA (Consumer Price Index calculated by the Brazilian Institute of Geography and Statistics – IBGE) and part of them readjustment with based on the increase of salary of the employees from CEMIG,CEMIG GT e CEMIG D, excluding productivity, added of 6% per year. See note nº 20.

See further information relating to the principal transactions in Explanatory Notes 4, 9, 12, 17, 18, 20, 21, 22, 26 and 28.

The balance under Consumers and traders relating to the Minas Gerais state government, in the amount of R$ 34,342 on March 31, 2008 in the short and long term, includes amounts receivable from Copasa, which were renegotiated for payment in 96 months (R$ 34,622 on March 31, 2007).

30) – FINANCIAL INSTRUMENTS

Cemig’s use of financial instruments is restricted to: Cash and cash equivalents, Consumers and traders, Amounts receivable from the Minas Gerais state government, Loans and financings, and Debentures; and the gains and losses obtained on the transactions are posted in full by the accrual method.

Cemig has operational policies and strategies aiming for liquidity, profitability and security, and also procedures for monitoring balances, and has operated with banks that meet the requirements for financial solidity and reliability, according to defined management criteria. The control policy consists of permanent monitoring of the rates contracted vis-à-vis those currently applied in the market.

Derivative instruments

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes

On March 31, 2008, Cemig had instruments to swap financial results with financial institutions, to protect against possible variations in the exchange rate between the Brazilian Real and: (i) the US dollar, in an amount equivalent to US$25,888 (R$ 45,281); and (ii) the yen, in the amount equivalent to ¥3,878,825 (US$38,901 or R$ 68,042).

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments, but only payments of the gains or losses that actually occur. The net results realized on these transactions amounted to consolidated losses in the first quarter of 2008 and 2007, of R$ 5,001 and R$ 34,961, respectively, posted in Financial revenue (expenses).

The recognition of the net result not realized in operations with derivative instruments is carried out by the accrual method, which can generate differences when compared with the estimated market value of such instruments. This difference arises from the fact that market value includes recognition at present value of future gains or losses to be incurred on the transactions, in accordance with the expectation of the market at the moment at which the market value is ascertained.

The table below shows (i) the derivative instruments contracted by the subsidiaries Cemig Geração e Transmissão and Cemig Distribuição; (ii) the gains (losses) not realized, and recorded; and (ii) the respective estimate of market value of these instruments March 31, 2008:

					on 31 March 2008
					Unrealized loss
Receivable by Cemig	Payable by Cemig	Maturity	Principal value, ‘000		Price Book value	Estimated market value

¥ (Yen) US$ exchange rate variation + 3.90% p.a.	R$ 111.00% of CDI	12/2009	¥3,878,825		(34,969)	(42,017)

US$ FX variation + rate (5.58% p.a. to 7.48% p.a.)	R$ 100% of CDI + rate (1.50% p.a. to 3.01% p.a.)	From 04/2008 to 06/2013	US$	68,932	(135,023)	(141,750)

R$ 106% of CDI rate	R$or US$ 48% of CDI or FX variation, whichever is greater	04/2008	US$	(43,044)	28	28

					(169,964)	(183,739)

Additionally, the jointly controlled subsidiary Light uses swap transactions to reduce risks arising from FX variations. The non-realized net value of these transactions on March 31, 2008, is R$ 2,846 negative (R$ 2,532 on December 31, 2007).

31) – PERIODIC TARIFF REVIEW OF CEMIG DISTRIBUIÇÃO

On April 7, 2008 ANEEL published the result of its second Tariff Review of Cemig Distribuição. The impact perceived by consumers will be an average reduction of 12.24% in their electricity bills as from April 8, 2008. The tariff adjustments are at different levels for different categories of consumer. As an example, residential consumers had an increase of 17.11% on their energy bills, while high-voltage consumers had an increase of 8.02%.

The result of the Review takes place in the context of the regulatory framework, which requires that gains in productivity, resulting from the reduction of costs obtained in the years of the tariff cycle referred to, must be passed through to the tariff charged to consumers.

The Tariff for Use of the Distribution System (the TUSD), charged to Free Consumers for use of the network of Cemig Distribuição, was increased by 2.01%, the main component of which was an increase of 3.25% for consumers connected at 138kV.

A point that should be noted is that during the second cycle of Cemig’s tariff review, that is to say, starting on April 8, 2008, the “Special Obligations” will begin to be amortized, posted as credits in the income statement for the period, using the average depreciation rate of the assets that gave rise to them. The company estimates that the value to be posted as credit in the 2008 income statement relating to this depreciation will be approximately R$ 88,019.

32) – SUBSEQUENT EVENT

Increase in registered capital

The General Meeting of Stockholders held on April 25, 2008 approved an increase in Cemig’s registered capital from R$ 2,432,307 to R$ 2,481,508, upon capitalization of R$ 49,201 from the balance on the Capital RESERVE – Donations and subsidies for investment, distributing to stockholders, as a consequence, a bonus of 2.02% in new shares, of the same type as those held, and with nominal value of R$ 5.00.

This increase in the registered capital complies with Clause 5 of the agreement for assignment of the credit of the remaining balance on the CRC (Results Compensation) Account, which requires that a capital increase should be made in an amount corresponding to the total of the principal amortized under the CRC Contract, by the government of Minas Gerais State.

Acquisition of capital interest through TBE

On April 16, 2008 CEMIG through its subsidiary Empresa Amazonense de Transmissão de Energia S.A. – “EATE” required 80.00% of the interest of Companhia Transmissora de Energia Elétrica – “LUMITRANS” for R$ 28,069 and 80.00% of the interest of Sistema de Transmissão Catarinense S.A. - STC for R$ 49,086. The conclusion of this transaction is still depending on authorization by ANEEL, BNDES and of Conselho Administrativo de Defesa Econômica - CADE.

33) – STATEMENT OF CASH FLOWS

This statement is in accordance with the criteria for disclosure established by the US accounting statement FAS 95 - Statement of Cash Flows, considering that the company is registered with the SEC (Securities and Exchange Commission) of the US and also prepares financial statements in accordance with accounting principles generally accepted in the US (US GAAP).

	Consolidated		Holding company
	03/31/2008	03/31/2007	03/31/2008	03/31/2007
FROM OPERATIONS
Net profit for the year	490,280	406,632	490,280	406,632
Expenses (revenues) not affecting cash
Depreciation and amortization	201,481	178,726	74	175
Net write-offs of fixed assets	4,925	3,408	8	—
Equity income from subsidiaries	—	—	(539,864)	(423,532)
Interest and monetary variations – long-term	17,034	(61,116)	(15,602)	(12,764)
Provision (reversal) of losses on recovery of extraordinary tariff recomposition amounts	15,987	16,981	4,357	6,802
Regulatory assets – PIS, Pasep and Cofins taxes	—	(6,418)	—	—
Provisions (reversals) for operational losses	118,844	105,294	64,802	32,530
Post-employment obligations	61,668	30,563	2,796	1,286
Provisions for losses on accounts receivable from the Minas Gerais state government	(55,033)	—	(14,479)	—
Deferred federal taxes	21,318	(77,228)	—	(11,699)
Provision for losses on financial instruments	876,392	—	(7,628)	—
Minorities	490,280	—	490,280	—
Others	—	12,419	—	8,044
	876,504	609,261	74	7,474
(Increase) reduction of assets

Consumers and traders	(93,981)	3,754	—	—
Traders – transactions on the CCEE/MAE	13,521	36,402	—	—
Extraordinary tariff recomposition	95,251	54,490	—	—
Taxes subject to offsetting	(104,858)	(228,901)	5,603	(26,586)
Deferred tariff adjustment	100,416	130,102	—	—
Other current assets	(26,843)	42,432	186	1,353
Anticipated expenses – CVA	(101,941)	(201,058)	—	—
Tax credits	(25,245)	(4,744)	(15,570)	(14,012)
Transport of energy	(49,331)	(47,398)	—	—
Dividends received from subsidiaries	—	—	70,805	58,153
Accounts receivable from Minas Gerais state government	63,151	59,330	—	—
Other long term assets	(7,255)	(33,069)	1,270	(2,562)
	(137,115	(188,660)	62,294	16,346
Increase (reduction) of liabilities

Suppliers	(187,969)	(148,373)	(2,668)	(652)
Taxes and social contributions	191,108	207,638	4,470	12,084
Salaries and social contributions	(25,130)	(903)	1,283	(2,127)
Regulatory charges	15,386	(48,044)	—	—
Loans and financings	128,501	97,502	2,391	2,788
Post-employment obligations	(62,162)	(62,125)	(2,834)	(2,838)
Anticipated expenses – CVA	(7,447)	272,611	—	—
Losses on financial instruments	3,516	32,510	—	—
Others	(158,480)	(43,244)	(87,764)	(2,331)
	(102,677)	307,572	(85,122)	6,924

CASH GENERATED BY OPERATIONS	636,712	728,173	(30,456)	34,377

	Consolidated		Holding company
	03/31/2008	03/31/2007	03/31/2008	03/31/2007
FINANCING ACTIVITIES
Financings obtained	21,213	315,124	—	—
Receipt of units in the FIDC	—	—	899	—
Payment of loans and financings	(114,957)	(511,570)	—	(30,246)
Short-term loans	—	200,000	—	—
Interest on Equity, and dividends	—	543	—	525
	(93,744)	4,097	899	(29,721)
TOTAL INFLOW OF FUNDS	542,968	732,270	(29,557)	4,656

CAPITAL EXPENDITURE
On investments	(12,385)	(37,618)	70,684	(2,868)
On fixed assets	(106,941)	(252,435)	(158)	(3)
Special obligations – consumer contributions	(27,449)	71,332	—	—
In deferred	(3,637)	(5,530)	—	—
	(150,412)	(224,251)	70,526	(2,871)

NET CHANGE IN CASH POSITION	392,556	508,019	40,969	1,785

STATEMENT OF CHANGE IN CASH POSITION
Beginning of period	2,066,219	1,375,501	21,953	23,389
End of period	2,458,775	1,883,520	62,922	25,174
	392,556	508,019	40,969	1,785

34) – INCOME STATEMENTS SEPARATED BY COMPANY

(Not reviewed by independent auditors)

					ETEP,ENTE,
					ERTE,EATE,
	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ECTE	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OUTRAS	ELIMINAÇÕES	TOTAL
					—
ASSETS	10,378,681	7,958,279	10,311,887	2,166,770	266,383	395,429	282,935	143,924	122,476	512,673	(7,805,992)	24,733,445
Cash and cash equivalents	62,922	976,326	928,196	99,051	29,123	113,517	34,701	52,088	42,191	120,660	—	2,458,775
Accounts receivable	2,106,115	375,926	1,836,738	407,215	8,627	160,911	7,502	5,629	2,720	29,385	(500,131)	4,440,637
Regulatory assets	—	25,427	2,319,667	96,855	—	—	—	—	—	—	—	2,441,949
Other assets	679,174	674,743	1,241,105	543,186	3,792	26,974	47,849	14,503	3,723	31,432	(47,912)	3,218,569
Investments/PP&E/Deferred	7,530,470	5,905,857	3,986,181	1,020,463	224,841	94,027	192,883	71,704	73,842	331,196	(7,257,949)	12,173,515

LIABILITIES	10,378,681	7,958,279	10,311,887	2,166,770	266,383	395,429	282,935	143,924	122,476	512,673	(7,805,992)	24,733,445
Suppliers	9,113	99,725	841,862	116,819	649	34,197	2,999	5,021	4,200	13,036	(26,193)	1,101,428
Loans, financings and debentures	81,713	3,173,418	2,810,987	485,884	141,526	—	6,110	—	—	76,373	955,977	7,731,988
Dividends and Interest on Equity	881,457	535,398	646,667	—	14,635	11,434	7,866	20,970	17,411	68,497	(1,322,878)	881,457
Post-employment obligations	55,500	275,256	884,693	254,951	—	—	—	—	—	—	—	1,470,400
Other liabilities	470,441	680,491	2,416,477	612,794	7,472	147,825	6,351	17,359	7,271	40,116	(154,949)	4,251,648
Future earnings	—	—	—	85,097	—	—	—	—	—	—	—	85,097
Minority interests	—	—	—	330,970	—	—	—	—	—	—	—	330,970
Stockholders’ equity	8,880,457	3,193,991	2,711,201	280,255	102,101	201,973	259,609	100,574	93,594	314,651	(7,257,949)	8,880,457

INCOME STATEMENT
Net operational revenue	97	682,773	1,647,782	330,097	17,700	71,719	19,246	10,691	6,612	38,408	(70,466)	2,754,659

OPERATIONAL COSTS AND EXPENSES											—	—
Personnel	(3,880)	(64,219)	(194,660)	(15,492)	(540)	(3,010)	(1,527)	(200)	(236)	(599)	—	(284,363)
Post-employment obligations	(2,796)	(12,004)	(37,169)	(9,699)	—	—	—	—	—	—	—	(61,668)
Materials	(34)	(2,863)	(22,024)	(978)	(24)	(292)	(96)	(50)	(58)	(67)	—	(26,486)
Raw materials	—	(21,785)	—	—	—	—	—	—	—	—	—	(21,785)
Outsourced services	(1,352)	(16,945)	(99,953)	(15,585)	(1,051)	(888)	(3,732)	(573)	(499)	(4,174)	—	(144,752)
Royalties for use of water resources	—	(31,201)	(1,048)	—	—	—	—	(485)	(247)	(805)	—	(33,786)
Electricity bought for resale	—	—	(577,738)	(174,670)	—	—	—	—	(999)	(5,145)	33,186	(725,366)
Charges for use of the grid	—	(64,437)	(119,994)	(21,626)	—	—	—	—	(824)	(2,723)	37,280	(172,324)
Depreciation and amortization	(74)	(56,345)	(110,515)	(20,594)	(1,874)	(1,013)	(6,644)	(627)	(543)	(3,252)	—	(201,481)
Operational provisions	(40,822)	932	(36,652)	(19,035)	—	—	—	—	—	(776)	—	(96,353)
Gas bought for resale	—	—	—	—	—	(53,420)	—	—	—	—	—	(53,420)
Other expenses, net	228	(8,773)	(29,261)	(5,544)	(229)	(1,074)	(1,399)	(113)	(94)	(547)	—	(46,806)
	(48,730)	(277,640)	(1,229,014)	(283,223)	(3,718)	(59,697)	(13,398)	(2,048)	(3,500)	(18,088)	70,466	(1,868,590)

Operational profit before equity income and Financial revenue (expenses)	(48,633)	405,133	418,768	46,874	13,982	12,022	5,848	8,643	3,112	20,320	—	886,069

Financial revenue (expenses)	(4,596)	(79,686)	10,541	(11,278)	(3,355)	4,360	1,083	1,307	956	1,556	—	(79,112)

Operational profit (loss)	(53,229)	325,447	429,309	35,596	10,627	16,382	6,931	9,950	4,068	21,876	—	806,957
Non-operational profit (loss)	(1,514)	(7,847)	(1,464)	4,469	—	—	254	—	—	—	—	(6,102)
Profit (loss) before income tax, Social Contribution and employee profit shares	(54,743)	317,600	427,845	40,065	10,627	16,382	7,185	9,950	4,068	21,876	—	800,855
Deferred income tax and Social Contribution	5,930	(106,953)	(141,031)	(12,945)	(3,467)	(5,211)	(2,566)	(3,364)	(701)	(5,789)	—	(276,097)
Minority interests	—	—	—	(12,420)	—	—	—	—	—	—	—	(12,420)
Employee profit shares	(771)	(4,919)	(16,155)	—	—	—	—	(37)	(34)	(142)	—	(22,058)
Net profit for the year	(49,584)	205,728	270,659	14,700	7,160	11,171	4,619	6,549	3,333	15,945	—	490,280

ECONOMIC AND FINANCIAL PERFORMANCE

In R$ ’000, unless otherwise stated.

Profit in the period

Cemig reported in the first quarter of 2008, a consolidated net profit of R$ 490,280 compared to consolidated net profit of R$ 406,632 million in the first quarter of 2007, an increase of 20.57%. This primarily reflects net operational revenue 19.67% higher, partly offset by operational costs and expenses 16.09% higher.

Information on Ebitda (method of calculation not reviewed by our external auditors)

Cemig’s Ebitda in the first quarter of 2008 was R$ 1,087,550, vs. R$ 888,746 in the first quarter of 2007, or 22.37% higher year-on-year. Adjusted for non-recurring items, Ebitda was 17.73% higher.

As part of the tariff review of Cemig Distribuição, ANEEL included in the tariff to be applied as from April 8, 2008 certain financial items relating to previous business years which resulted in the recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers in the period April 8, 2008 to April 7, 2009. The impact on Ebitda of this non-recurring recognition of the financial items was R$ 58,134, as shown in this table:

Ebitda - R$ million	03/31/2008	03/31/2007	Change, %

Net profit	490,280	406,632	20.57
Provision for current and deferred income tax and Social Contribution	276,097	204,486	35.02
Employees’ and managers’ shares in results	22,058	21,046	4.81

Non-operational profit (loss)	6,102	6,196	(1.52)
Financial revenue (expenses)	79,112	66,906	18.24
Amortization and depreciation	201,481	178,726	12.73
Minority interests	12,420	4,754	161.25

Ebitda	1,087,550	888,746	22.37
Non-recurring items:
Tariff review – Net revenue	(62,464)	—	—
Tariff review – Operational expense	4,330	—	—
Adjustment to RGR charge – Homologation by ANEEL	—	14,899	—
Energy CVA	—	(29,245)	—
ADJUSTED EBITDA	1,029,416	874,400	17.73

The higher Ebitda in the first quarter of 2008 than in the first quarter of 2007 was mainly due to net operational revenue 19.67% higher, partially offset by operational costs and expenses (excluding the effect of depreciation and amortization expenses) 16.51% higher.

The improved operational performance in 2008 was reflected in Ebitda margin, which rose from 38.04% in the first quarter of 2007 to 39.21% in the first quarter of 2008.

Gross revenue from supply of electricity

Gross revenue from supply of electricity in the first quarter of 2008, at R$ 3,575,243, was 17.81% more than the revenue of R$ 3,034,879 in the first quarter of 2007.

This increase was basically due to the following factors:

•	Tariff adjustment in Cemig Distribuição, with average impact on consumer tariffs of 5.16%, from April 8, 2007 (full effect in 2008).

•	5.73% increase in volume of energy invoiced to final consumers (this excludes Cemig’s own internal consumption).

•	Increase in the average tariff for sale of electricity by Cemig Geração e Transmissão as a result of the scarcity of supply of electricity in the first quarter of 2008.

•

Recognition of non-recurring revenue relating to financial items of previous years which were included in the tariff, resulting in the constitution of regulatory assets in the gross amount of R$ 67,194.

Electricity sold to final consumers (MWh)
(Data not audited by independent auditors)

	MWh
Consumption by consumer category	03/31/08	03/31/07	Change, %

Residential	2,236,580	2,208,695	1.26
Industrial	6,101,503	5,690,629	7.22
Commercial, services and others	1,477,530	1,394,191	5.98
Rural	456,423	388,443	17.50
Public authorities	236,587	227,787	3.86
Public illumination	301,901	309,756	(2.54)
Public service	330,386	317,638	4.01
Total	11,140,910	10,537,139	5.73

Revenue from wholesale electricity sales

Revenues from energy sold to other concession holders and ‘bilateral contracts’ totaled R$ 294,355 in the first quarter of 2008, compared to R$ 218,251 in the first quarter of 2007 – an increase of 34.87%. This was basically due to the increase in the price of electricity, since the volume traded was 26.37% lower (2,722,220 MWh in the first quarter of 2008, compared to 3,697,304 MWh in the first quarter of 2007). As a result of the reduced availability of electricity in the first quarter of 2008, which was a result of the lower rainfall, the price of electricity in the wholesale market increased significantly, to as much as R$ 569.59/MWh in January 2008. The average wholesale tariff was R$ 59.03/MWh in first quarter 2007, but R$ 109.02/MWh in the first quarter of 2008 – 84.69% higher.

Revenue from use of the network – Free Consumers

Revenue from use of the network was 1.18%, or R$ 5,601, lower, at R$ 481,592 in the first quarter of 2008, compared to R$ 475,991 in the first quarter of 2007). This reduction basically reflects the lower revenue from the Tariff for Use of the Distribution System (TUSD) of Cemig Distribuição and Light, of R $309,353, 2.05% lower than in the first quarter of 2007 (R$ 315.829). This revenue comes from the fees charged to Free Consumers on energy sold by other agents in the electricity sector.

This balance also includes revenue from use of the basic grid in the amount of R$ 155,616 in March 2008 compare to R$ 136,367 in March 2007, a grow of 14.12% and revenue from the interconnection system in the amount of R$16,623 in March 2008 compare to R$23,795 in March 2007, a reduction of 30.14%. See Explanatory Note 24 to the Consolidated Quarterly Information.

Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”) used as a reference in the calculation of the tariff adjustment and the disbursements actually made are offset in the subsequent tariff adjustments, and are registered in Current assets and Long term assets. Complying with the ANEEL Chart of Accounts, some items are allocated as Deductions from operational revenue. Please refer to further information in Explanatory Note 2 and Note 8 to the Consolidated Quarterly Information.

As from March 2008 the company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs which were actually received in the tariff is transferred to Operational expenses

Deductions from operational revenues

Deductions from operational revenues, at R$ 1,448,478 in the first quarter of 2008, were 7.39% higher than in the first quarter of 2007 (R$ 1,348,839). The principal changes in these expenses are as follows:

Fuel Consumption Account – CCC

The deduction from revenue for the CCC was R$ 77,225 in the first quarter of 2008, compared to R$ 147,174 in the first quarter of 2007, an increase of 47.53%. This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro-rata (by ANEEL Resolution) among electricity concession holders. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed onto Eletrobrás.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 97,387 in the first quarter of 2008, 2.46% higher than in the first quarter of 2007 (R$ 95,049). The payments are specified by an ANEEL Resolution. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge since the CCC is charged to free consumer on the invoice for the use of the grid and passed onto Eletrobrás.

RGR – Global Reversion Reserve

The deduction from revenue for the RGR was R$ 42,855 in the first quarter of 2008, 9.93% lower than in the first quarter of 2007 (R$ 47,580). This basically reflects the accounting, in March 2007, of a complement to the expense for 2005, in the amount of R$ 14,899, as homologated by ANEEL.

The other deductions from revenue are for taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding net financial revenue (expenses)) totaled R$ 1,868,590 in the first quarter of 2008, 17.39% more than in the first quarter of 2007 (R$ 1,591,766). This is basically because purchase of electricity contributed an increase of R$ 125,078 to the expense. For more information, please see Explanatory Note 27 to the Consolidated Quarterly Information.

The principal changes in expenses are:

Electricity purchased for resale

Expenses on electricity purchased for resale totaled R$ 725,366 in the first quarter of 2008, 20.84% higher than in the first quarter of 2007 (R$ 600,288). This is a non-controllable cost, with the expense recognized in the income statement corresponding to the value effectively passed through to the tariff. Further information is given in Explanatory Note 27 to the Consolidated Quarterly Information.

Personnel expenses

Personnel expenses totaled R$ 284,363 in the first quarter of 2008, 18.77% higher than in the first quarter of 2007 (R$ 239,421). This increase was basically due to the following factors:

•	Salary adjustment of 5.00% given to the employees of the holding company, of Cemig Distribuição and of Cemig Geração e Transmissão in November 2007.

•	Provision for the new Voluntary Dismissal Program (PDD), in the amount of R$ 6,112, in the first quarter of 2008.

•	Lower transfer of costs from personnel expenses to works in progress (R$ 19,194 in the first quarter of 2008, vs. R$ 34,762 in the first quarter of 2007) due to less capital expenditure activity.

Further information on the composition of personnel expenses is given in Explanatory Note 27 to the Consolidated Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization was 12.73% higher, at R$ 201,481, in the first quarter of 2008, than in the first quarter of 2007 (R$ 178,726), basically reflecting the start up of new distribution networks and lines as a consequence of the investments in the Light For Everyone program.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 61,668 in the first quarter of 2008, 101.77% higher than in the first quarter of 2007 (R$ 30,563). These expenses basically represent interest on the actuarial liabilities of the Company, net of the expected return on pension plan assets, as estimated by an external actuary. The higher expense in 2008 basically reflects the adjustment in the actuarial assumptions in December, 2007, in which the assumed interest rate was reduced, increasing the value of the actuarial obligations.

Operational provisions

Operational provisions in the first quarter of 2008 totaled R$ 96,353, a reduction of 8.49% in relation to their total of R$ 105,294 in the first quarter of 2007. This lower figure basically reflects the provision of R$ 30,000 for administrative proceedings by ANEEL, made in March 2007. For more information on this, please see Explanatory Notes 21 and 27 to the Quarterly Information.

Charges for Use of the Basic Transmission Grid

Charges for use of the transmission network were R$ 172,324 in the first quarter of 2008, 17.18% less than in the first quarter of 2007 (R$ 147,055).

These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by ANEEL resolution. This is a non-controllable cost, with the deduction from revenue recorded corresponding to the value effectively passed through to the tariff.

Gas purchased for resale

The cost of gas purchased for resale was R$ 53,420 in the first quarter of 2008, 77.92% higher than in the first quarter of 2007 (R$ 30,024). This basically is due to a higher quantity of gas purchased, due to more operation by the thermal plants that are clients of Gasmig, in the first quarter of 2008.

Outsourced services

Expenses on outsourced services in the first quarter of 2008 were R$ 144,752, 19.90% higher than in the first quarter of 2007 (R$ 120,732). This primarily reflects increased spending on maintenance and conservation of electricity facilities, contracted labor and communication.

Financial revenues (expenses)

The company posted net financial expenses of R$ 79,112 for 2008, which compares with net financial expenses of R$ 66,906 in first quarter 2007. The main factors affecting net financial revenues (expenses) were:

•	Revenue from cash investments was 27.56% higher in 2008, due to a higher average balance of cash invested. This revenue was R$ 53,863 in the first quarter of 2008, vs. R$ 42,226 in 2007.

•

The revenue from arrears penalty payments on client electricity bills was R$ 26,281 higher, at R$ 50,708 in the first quarter of 2008, vs. R$ 24,427 in the first quarter of 2007. A principal component in this difference was reflected in revenue of Cemig Distribuição in the first quarter of 2008 of R$ 10,516, when certain large industrial consumers paid accounts relating to previous year – on which the value of the principal was considerably lower than the amount added as financial charges.

•

Revenue from monetary updating on the General Agreement for the Electricity Sector 27.50% lower. The revenue was R$ 45,206 in the first quarter of 2008, vs. R$ 62,353 in the first quarter of 2007 – reflecting the lower value of the regulatory assets in 2008, as part of the regulatory assets previously posted (RTE and Deferred Tariff Adjustment) were amortized.

•

Monetary updating and interest on the Deferred Tariff Adjustment was 24.79% lower, at R$ 25,897, in the first quarter of 2008, than in the first quarter of 2007 (R$ 34,433) – again due to reduction of the principal value of the asset as a result of parts of it being received in electricity accounts. For further details please see Explanatory Note 11 to the Consolidated Quarterly Information.

•

Servicing on loans and financings 12.66% lower, in the amount of R$ 28,236, mainly reflecting a lower CDI rate (the indexor for the contracts) in the first quarter of 2008 than in the first quarter of 2007.

•

Net loss of R$ 7,820 on currency variations in the first quarter of 2008, compared to net gain of R$ 29,475 in the first quarter of 2007, basically reflecting effects on foreign currency loans and financings. The FX loss in 2008 mainly reflects the variation in the Yen (which is indexor of some contracts of Cemig Geração e Transmissão): the Yen appreciated by 10.78% during the first quarter of 2008, but devalued by 3.10% during the first quarter of 2007. In contrast, the US Dollar devalued in both periods: by 1.25% in the first quarter of 2008, and by 4.10% in the first quarter of 2007 – providing some reduction in the FX loss.

•

Net loss on financial instruments in the first quarter of 2008, of R$ 5,001, compared to a net loss of R$ 34,961 in the same period of 2007. This mainly arises from the variation in the US Dollar mentioned in the previous paragraph, since the Company entered swap transactions, for part of its debt in foreign currency, in which the indexor on contracts was swapped from foreign currency to CDI.

For a breakdown of financial revenues and expenses, see Explanatory Note 28 to the Consolidated Quarterly Information.

Income tax and Social Contribution

In the first quarter of 2008, Cemig posted expenses on income tax and Social Contribution of R$ 276,097, representing 34.48% of the pre-tax profit of R$ 800,855. In the first quarter of 2007, the company posted expenses on income tax and Social Contribution of R$ 204,486, representing 32.11% of the pre-tax profit of R$ 636,918. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Information not reviewed by our external auditors.

Investor relations

In 2007, in its continuing effort to optimize corporate governance practices, Cemig sought further to increase the transparency and proximity of its relationship with the capital markets, stockholders, analysts and investors, using the following means:

•	Cemig’s internet site – in three languages: Portuguese, English and Spanish.

•	Meetings with investors in Brazil and worldwide, roadshows (visits with presentations to investors), and one-on-one meetings.

•	We participate in events, congresses, and seminars for investors.

•	We disclose market announcements widely on the internet.

•	Quarterly, we publish our “Letter to the Stockholder”, in which we present results and highlight the most important facts.

•	We hold conference calls and videoconferences.

•

We file market announcements, announcements to stockholders and Material Announcements with the regulatory bodies of the capital markets both in Brazil (the CVM) and outside Brazil (the SEC, of the US).

•

Quarterly and annual results are published by presentations transmitted via video webcasts and conference calls, with simultaneous translation into English, at which the Chairman of the Board of Directors, and the Executive Board, are present.

In 2007 Cemig was present, worldwide, at 84 seminars, conferences and investor meetings; 10 congresses; 11 roadshows; and video and telephone conference calls with capital market analysts and investors. In our national and international events, we held more than 490 one-on-one meetings. This work is recognized by the fact that 19 financial institutions, in Brazil and worldwide, provide coverage of Cemig.

We also highlight our 12th Annual Cemig Meeting with the Association of Capital Markets Analysts and Investment Professionals (Apimec) in the city of Tiradentes, in Minas Gerais, which included a technical visit to the Itutinga Hydroelectric Plant, in the municipalities of Itutinga and Nazareno, in Minas Gerais.

On June 12, 2007 the New York Stock Exchange held “Cemig Day”, for the launch of ADRs representing Cemig’s common (ON) shares. Cemig was the featured “personality” of the day: its flag was hoisted at the entrance to the Stock Exchange building; there was a lunch with investors and analysts, and a formal reception for the Company’s Executive Board, the Minas Gerais State Economic Development Secretary and Board Chairman Marcio Araujo de Lacerda; a press conference; and the traditional closing bell ceremony. Representatives of Cemig rang the closing bell.

Finally, we were also able to focus on financial education for individual investors, through participation in the Expo Money exhibition, in São Paulo and in Belo Horizonte, in Brazil, and The World Money Show, in Orlando, Florida, USA.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and the duty to report, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board for formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the company through equilibrium between the economic, financial, environmental and social aspects of our activities, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred (PN) and common (ON) shares (tickers CMIG3 and CMIG4 respectively) have been listed under Corporate Governance Level 1 on the São Paulo stock exchange since 2001. This represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Since Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing preferred shares (with ticker CIG) and common shares (ticker CIG.C), we are also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual. Our preferred shares have been listed on the Latibex of the Madrid stock exchange (ticker: XCMIG) since 2002.

Our material procedures related to preparation of the Consolidated Financial Statements have been compliant since the end of 2006 with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

The targets of the Strategic Plan, and our dividend policy, are incorporated into our Bylaws, which formally require the company to:

•	keep consolidated indebtedness equal to or less than 2 times Ebitda;

•	limit consolidated (Net debt) / (Net debt + Stockholders’ equity) to 40%;

•	limit consolidated funds in Current assets to 5% of Ebitda;

•	limit consolidated funds destined to capital expenditure in each business year to 40% of Ebitda (this varies, exceptionally to 65% in 2006 and 55% in 2007);

•

invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations;

•

limit the expenses of the subsidiary Cemig Distribuição S.A., and of any subsidiary which operates in electricity distribution, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits:

•	consolidated debt: maximum 2.5 times Ebitda;

•	consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum 50%;

•	consolidated funds in Current assets: maximum 10% of Ebitda;

The stockholders’ agreement signed in 1997 between the government of Minas Gerais and Southern Electric Brasil Ltda. has been suspended by the Courts. Appeals filed by SEB are before the federal courts.

Board of Directors

Meetings

Our Board of Directors met 25 times in 2007. Subjects of discussion include strategic planning, expansion projects, acquisition of new assets, and other investments.

Membership, election and period of office

The present Board of Directors was elected on June 22, 2007, by the multiple vote mechanism, under Article 141 of Law 6404 of December 15, 1976, as amended. Of the 14 present sitting members of Cemig’s Board of Directors, 8 were elected by the stockholder State of Minas Gerais, five by Southern Electric Brasil Participações Ltda. (SEB) and one by the minority holders of preferred shares.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2009.

Principal responsibilities and attributions

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•	decision, before signing, on any contract signed between Cemig and stockholders or their parent companies.

•

decision on any sale of goods, loans or financings, pledge of the company’s property, plant or equipment, guarantees to third parties or other legal acts or transactions with value of R$ 5 million or more.

•	authorization for issuance of securities in the domestic or external market to raise funds.

•	approval of the Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

In 2006 Cemig formed committees, made up of members of the Board of Directors, to provide prior discussion and analysis on matters to be decided by the Board. They are:

1.	the Board of Directors’ Support Committee;

2.	the Governance Committee;

3.	the Human Resources Committee;

4.	the Strategy Committee;

5.	the Finance Committee; and,

6.	the Audit and Risks Committee.

Qualifications, remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and with very broad experience in business management. Their remuneration is 20% of the average paid to our Directors, and does not include any share purchase options.

A list with the names of the members of the Board of Directors is on our website at: http://v2.cemig.infoinvest.com.br/static/enu/diretoria.asp

Audit Committee

We are subject to the Sarbanes-Oxley law due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United States. We opted for the exemption allowed by the Exchange Act, Rule 6404 and regulated by SEC Release 10-3A, which accepts the activity of the Audit Board as carrying out the function of the Audit Committee specified by the Sarbanes-Oxley law.

Executive Board

The Executive Board is made up of eight members whose individual functions are set by the company’s Bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected, and may also be dismissed at any time by the Board of Directors.

Members are allowed also to carry out non-remunerated roles in the management of wholly-owned subsidiaries and affiliates of Cemig, on decision by the Board of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig Geração and Transmissão S.A. and Cemig Distribuição S.A.

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors following the Ordinary General Meeting of Stockholders of 2009.

The members of the Executive Board, with information on their résumés, are listed on our website: http://v2.cemig.infoinvest.com.br/static/ptb/curriculos_adm.asp

The Directors have individual responsibilities established by the Board of Directors and the Bylaws. These include, for example:

•                  Current management of the company’s business, complying with the bylaws, the Strategic Plan, the Multi-Year Strategic Implementation Plan, and the Annual Budget.

•                  Decision on any disposal of goods, loans or financings, pledge of any of the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions in amounts less than R$ 5 million;

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors following the Ordinary General Meeting of Stockholders of 2009.

The Executive Board meets weekly. It held 60 meetings in 2007.

A list of the members of the Executive Board, with information on their résumés, is on our website: http://v2.cemig.infoinvest.com.br/static/ptb/curriculos_adm.asp

The Audit Board

Meetings

Cemig’s Audit Board held 12 meetings in 2007.

Membership, election and period of office

We have a permanent Audit Board, established by the bylaws, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They are:

•      one member elected by the holders of the preferred shares.

•                  one member elected by holders of common shares, not belonging to the controlling stockholder group, representing at least 10% of the registered capital; and

•                  three members appointed by the majority stockholder.

The members of the Audit Board are listed on our website -

http://v2.cemig.infoinvest.com.br/static/enu/diretoria.asp.

Principal responsibilities and attributions

We are subject to the Sarbanes-Oxley law due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United States. As well as the attributions specified by Law 6404 of December 15, 1976, as amended, we opted for the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the operation of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

Qualifications, remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average paid to the Directors.

The members of the Executive Board and their brief resumes are on our website: http://v2.cemig.infoinvest.com.br/static/ptb/curriculos_adm.asp

The Sarbanes-Oxley Law

Cemig obtained certification of its internal controls for mitigation of risks associated with the preparation and disclosure of the financial statements, in accordance with an opinion by the external auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is a part of the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

A link was established between the potentially significant controls and accounting records in the financial statements for 2007; and the design of the key processes in controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements for the year ended December 31, 2007 was validated with our new external auditors, KPMG Auditores Independentes.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning – which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance Committee, compliance with the Sarbanes Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, the Control and Management Committee.

Cemig’s corporate risk management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. The result has been improvement in the effectiveness of controls, commitment to implementation of the proposed mitigating action plans and, consequently, reduction of the impact and the probability of occurrence of innumerable risks.

The method that Cemig has chosen for measurement of risks is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives; risks; internal controls; and alignment.

To ensure the safety and confidentiality of the information, and speed of the process of periodic revision of the corporate risk matrix, Cemig uses the Integrated Risk Management System (SGIR) application, which reflects this risk reporting method. Cemig also makes a site on the theme available to employees on its Intranet, making it possible to monitor the risks identified by managers on a continuous and dynamic basis.

Functional structure

The main factor for the choice of functional structure adopted is decentralized management by the risk managers, which points up its corporate and matricial nature, with monitoring centralized by the Corporate Management Department, which manages material information with a systemic vision and complies with the demands of the Corporate Risks Management Committee. This Committee analyzes and allocates priority to the actions ordered by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by Cemig’s corporate risk management are:

•                  Improvement of the method of calculation of financial exposure represented by risks, to enable managers’ assessment to be as objective as possible, and allow senior management more security in the decision-making process. The results expected are: improvement in the quality of information related to the matrix; guarantee of compliance with the guidelines arising from the Corporate Risk Management Policy.

•                  Creation of standard reports, aiming to meet the needs of the various levels of decision-making in the company.

Statement of Ethical Principles and Code of Professional Conduct

The approval by Cemig’s Board of Directors, in May 2004, of the Declaration of Ethical Principles and Code of Professional Conduct http://v2.cemig.infoinvest.com.br/?language=enu was an important step in improving our internal system of corporate governance, and increasing our transparency. The Declaration is divided into 11 principles that reflect the ethical conduct and values that are part of our culture.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment and decision on any possible non-compliance with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees, and through it the Ethics Committee was then able to receive anonymous reports, via an open channel on our intranet – the Anonymous Information Channel. This channel can be used to report irregular practices contrary to the Company’s interests, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers and employees; irregular contracting; or other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles or rules of conduct, provided they have the complete name and address of the person giving the information and are sent to Cemig, at Av. Barbacena 1200, SA/17°/B2, accompanied by indication of the means of proof (witnesses, documents or other sufficient and appropriate means). They can also be sent by email or telephone – the address and phone number are well known to all the company’s employees.

In December 2006 we put in place our Anonymous Information Channel, available on the corporate intranet, the purpose of which is to receive and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business and reaffirms our ethical principles.

The Statement of Ethical Principles and Code of Professional Conduct of Cemig is based on 11 Principles, which express the ethical conduct and values incorporated into Cemig’s culture. It is available on our Internet page: http://cemig.infoinvest.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK On MARCH 31, 2008

	COMMON		PREFERRED		TOTAL
STOCKHOLDER	SHARES	%	SHARES	%	SHARES	%
	(thousands)		(thousands)		(thousands)

State of Minas Gerais	108,349	50.96	—	—	108,349	22.27
Other entities of the state	28	0.01	5,330	1.94	5,358	1.10
Total, controlling stockholder	108,377	50.97	5,330	1.94	113,707	23.37
Southern Electric Brasil Part. Ltda.	70,089	32.96	—	—	70,089	14.41
Capital Research and Management Company	—	—	13,990	5.11	13,990	2.91

SHAREHOLDERS OF SOUTHERN ELECTRIC BRASIL PARTICIPAÇÕES LTDA.  On March 31, 2008

Item	Name	Number of shares (Units)%
1	Cayman Energy Traders	321,480,876	91.75
2	524 Participações S.A.	28,913,419	8.25

1 – Non-Brazilian company.
2 – Listed company; Opportunity Alfa FIA Fund holds 99.99% of its registered capital.

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	STOCK POSITION
	31.03.2008		31.03.2007 (*)
NAME	ON	PN	ON	PN

CONTROLLING STOCKHOLDER
BOARD OF DIRECTORS
Márcio Araújo de Lacerda	1	—	—	—
Djalma Bastos de Morais	40	—	—	13,400
Francelino Pereira dos Santos	1	—	1	—
Antônio Adriano Silva	1	—	—	1
Nilo Barroso Neto	—	—	—	1
Wilson Nélio Brumer	1	—	—	1
Haroldo Guimarães Brasil	3	—	1,000	—
Carlos Augusto Leite Brandão	6	1,200	1,950	—
Andréa Paula Fernandes Pansa	6	—	1,950	—
Evandro Veiga Negrão de Lima	5,999	—	1,924,241	—
Wilton de Medeiros Daher	1	—	2	—
Aécio Ferreira da Cunha	1	—	—	1
José Augusto Pimentel Pessôa	6	—	1,950	—
Maria Estela Kubitschek Lopes	1	—	—	1
Alexandre Heringer Lisboa	1	—	—	1
Fernando Lage de Melo	—	—	—	1
Francisco de Assis Soares	1	—
Lauro Sérgio Vasconcelos David	1	—	1	—
Luiz Antônio Athayde Vasconcelos	1	—	—	290
Marco Antônio Rodrigues da Cunha	1	—	—	1
Guilherme Horta Gonçalves Junior	1	—	—	1
Antônio Renato do Nascimento	1	—	1	—
Eduardo Leite Hoffmann	—	—	1	—
Maria Amália Delfim de Melo Coutrim	1	—	—	1
Andréa Leandro Silva	6	—	1,950	—
Eduardo Castilho de Vasconcellos Costa	—	—	1	—
Eduardo Lery Vieira	1	—	—	1
Luiz Aníbal de Lima Fernandes	—	—	8	—
Nohad Toufc Harati	1	—	—	—
Luiz Henrique de Castro Carvalho	—	—	—	1
Fernando Henrique Schüffner Neto	—	303	—	101,217
Franklin Moreira Gonçalves	—	—	—	1

STOCK POSITION
	03.31.2008		03.31.2007 (*)
NAME	ON	PN	ON	PN

EXECUTIVE BOARD

Djalma Bastos de Morais	40	—	—	13,400
Celso Ferreira	—	—	—	—
José Carlos de Mattos	—	—	—	—
Flávio Decat de Moura	—	—	—	—
Luiz Fernando Rolla	3	—	2	—
Heleni de Mello Fonseca	—	—	—	—
Marco Antônio Rodrigues da Cunha	1	—	—	1
Elmar de Oliveira Santana	—	—	—	—
Fernando Henrique Schüffner Neto	—	303	—	101,217
José Maria de Macedo	—	338	—	112,962
Bernardo Afonso Salomão de Alvarenga	1	—	—	—

AUDIT BOARD
Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—
Luiz Guaritá Neto	—	—	—	—
Luiz Otávio Nunes West	—	—	—	—
Celene Carvalho de Jesus	—	—	—	—
Thales de Souza Ramos Filho	—	—	—	—
Marcus Eolo de Lamounier Bicalho	—	—	—	—
Ronald Gastão Andrade Reis	—	—	—	—
Leonardo Guimarães Pinto	—	—	—	—
Ari Barcelos da Silva	—	—	—	—
Augusto Cezar Calazans Lopes	—	—	—	—
Carlos Volpe de Paiva	—	—	—	1,692
Aliomar Silva Lima	—	—	—	—

SHARES IN CIRCULATION*

(EXCLUDING THOSE OWNED BY THE GOVERNMENT OF THE BRAZILIAN STATE OF MINAS GERAIS)

	COMMON				TOTAL
DATE	SHARES	%	PREFERRED SHARES	%	SHARES	%
03.31.2008	104,238,883	49.03	268,301,163	97.98	372,540,046	76.58
03.31.2007	34,746,377,467	49.03	89,433,805,932	97.98	124,180,183,399	76.58

(*) Changes in numbers of shares arise from corporate action and/or events during 2007.

AUDITORS’ REPORT ON SPECIAL REVIEW

Independent auditors’ review report

To

The Board of Directors

Companhia Energética de Minas Gerais - CEMIG
Belo Horizonte - MG

1.      We have reviewed the Quarterly Financial Information of Companhia Energética de Minas Gerais – CEMIG (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, comprising the balance sheets, the statements of income, of cash flows, the management report and explanatory notes, which are the responsibility of its management.

2.      Our review was conducted in accordance with the specific rules set forth by the IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.      Based on our review, we are not aware of any material modifications that should be made in accounting information included in the Quarterly Financial Information described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including the Instruction CVM Nº 469/08.

4.      As mentioned in note 2, on December 28, 2007 Law N° 11,638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law N° 6,404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, the changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Therefore, in this transition phase, through the Instruction CVM Nº 469/08, the Brazilian Securities Commission (CVM) has given the option to the non-application of the rules of Law N° 11,638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information – ITR for the quarter ended March 31, 2008, were prepared in accordance with the specific rules set forth by the CVM and does not contemplate all changes to the accounting practices introduced by Law N° 11,638/07.

5.      As described in Note 31 to the financial information, as a result of the second periodic tariff review of the subsidiary Cemig Distribuição S.A., anticipated in the concession contracts, Aneel published, as provisional, the tariff repositioning of Cemig Distribuição S.A. in -12.24% to be applied in the period as from April 8, 2008. Possible effects as a result of the ultimate review, if any, will be reflected in the financial position of the Company and the subsidiary in subsequent periods.

6.      As described in Notes 7 and 16 to the financial information, Companhia Energética de Minas Gerais – CEMIG and its subsidiaries have assets and liabilities recorded in relation to transactions for the sale and purchase of energy and other transactions on the Electricity Trading Chamber (CCEE) (previously called “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out to March 31, 2008, and may be changed as a result of decisions in current Court Proceedings brought by companies in the sector, in relation to the interpretation of the rules of the wholesale energy market in effect at the moment in which referred transactions are realized.

7.      The financial statements of Companhia Energética de Minas Gerais – CEMIG and its subsidiaries for the quarter ended March 31, 2007, presented for comparative purpose, were examined by other independent auditors, which issued a report with unqualified opinion, dated May 8, 2007, including emphasis paragraph relating to the matter mentioned in paragraph 6, and related to the expiration of the electricity generation concessions for the Emborcação, Nova Ponte, Pandeiros, Rio das Pedras, Poço Fundo, São Bernardo, Xicão, Luiz Dias and Santa Luzia of Cemig Geração e Transmissão S.A.. On June 14, 2007, the Mining and Energy Ministry (MME) renewed these concessions for a period of 20 years beginning on the date of maturity of each concession contract. The signing of the renewed concession contracts is expected during the first half of 2008.

May 7, 2008

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

2.                                       Financial Statements of CEMIG Distribuição S.A., as of and for the Three Months Ended March 31, 2008

BALANCE SHEETS

AT MARCH 31, 2008 AND DECEMBER 31, 2007

ASSETS

(R$ ’000)

	31/03/2008	31/12/2007
CURRENT
Cash and cash equivalents (Note 3)	928,196	636,286
Consumers and resellers (Note 4)	1,349,422	1,361,636
Concession holders - power transportation	446,836	430,407
Extraordinary Tariff Recomposition, and Portion “A” (Note 6)	320,201	389,259
Taxes subject to offsetting (Note 8)	437,386	356,982
Anticipated expenses – CVA (Note 7)	139,791	508,222
Tax credits (Note 9)	126,276	126,570
Regulatory asset – PIS, Pasep and Cofins (Note 11)	61,224	55,247
Deferred tariff adjustment (Note 10)	432,616	463,491
Inventories	15,599	21,968
Others	283,840	196,274
TOTAL, CURRENT	4,541,387	4,546,342

NON-CURRENT
Long term assets
Extraordinary Tariff Recomposition, and Portion “A” (Note 6)	702,018	687,506
Anticipated expenses – CVA (Note 7)	651,616	177,211
Tax credits (Note 9)	178,644	186,713
Taxes subject to offsetting (Note 8)	49,947	43,526
Deposits linked to legal actions	119,802	119,079
Consumers and resellers (Note 4)	40,480	44,469
Deferred tariff adjustment (Note 10)	12,201	81,742
Regulatory asset – PIS, Pasep and Cofins (Note 11)	—	60,880
Receivable from related parties	4,098	5,733
Other credits	25,513	21,053
TOTAL, NON-CURRENT	1,784,319	1,427,912

Fixed assets
Investments	4,259	4,261
PP&E (Note12)	3,794,634	3,847,609
Intangible (Note 12)	187,186	179,109
Deferred	102	132
Total fixed assets	3,986,181	4,031,111
TOTAL NON-CURRENT	5,770,500	5,459,023
TOTAL ASSETS	10,311,887	10,005,365

The Explanatory Notes are an integral part of the financial statements.

BALANCE SHEETS

AT MARCH 31, 2008 AND DECEMBER 31, 2007

LIABILITIES

(R$ ’000)

	31/03/2008	31/12/2007
CURRENT
Loans and financings (Note 15)	423,644	385,050
Debentures (Note 15)	33,009	17,672
Suppliers (Note 13)	514,173	568,392
Taxes, charges and contributions (Note 14)	774,519	652,937
Interest on equity and dividends	646,667	674,408
Salaries and mandatory charges on payroll	137,141	160,365
Regulatory charges (Note 16)	273,684	264,835
Profit shares	22,483	71,148
Post-employment obligations (Note 17)	57,816	64,238
Regulatory liabilities – CVA (Note 7)	246,172	529,961
Provision for losses on financial instruments (Note 27)	115,467	108,176
Others	180,209	209,323
TOTAL, CURRENT	3,424,984	3,706,505

NON-CURRENT
Long term liabilities
Loans and financings (Note 15)	1,661,337	1,670,425
Debentures (Note 15)	692,997	678,936
Contingency provisions (Note 18)	54,388	46,529
Suppliers (Note 13)	327,689	314,989
Post-employment obligations (Note 17)	826,877	824,686
Taxes, charges and contributions (Note 14)	112,939	110,820
Regulatory assets – CVA (Note 7)	472,826	190,564
Regulatory charges (Note 16)	17,829	12,474
Others	8,820	8,895
TOTAL, NON-CURRENT	4,175,702	3,858,318

STOCKHOLDERS’ EQUITY (Note 19)
Registered capital	2,261,998	2,261,998
Profit reserves	178,544	178,544
Retained earnings	270,659	—
TOTAL STOCKHOLDERS’ EQUITY	2,711,201	2,440,542
TOTAL LIABILITIES	10,311,887	10,005,365

The Explanatory Notes are an integral part of the financial statements.

INCOME STATEMENT – 12 MONTHS

FOR THE QUARTERS ENDING MARCH 31, 2008 AND 2007

(R$ ’000, except net profit per thousand shares)

	31/03/2008	31/03/2007
		Reclassified
OPERATIONAL REVENUE
Gross revenue from retail supply of electricity (Note 20)	843,605	669,077
Revenue for use of the network – Captive Consumers (Note 20)	1,499,742	1,251,433
Revenue for use of the network – Free Consumers (Note 21)	315,032	313,102
Other operational revenues (Note 22)	17,555	14,378
	2,675,934	2,247,990
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 23)	(1,028,152)	(950,810)
NET OPERATIONAL REVENUE	1,647,782	1,297,180
COST OF ELECTRICITY SERVICE
Cost of electricity (Note 24)
Electricity purchased for resale	(577,738)	(440,021)
Charges for the use of the basic transmission grid	(119,994)	(116,984)
	(697,732)	(557,005)
Cost of operation (Note 24)
Personnel and managers	(177,085)	(154,057)
Post-employment obligations	(33,813)	(18,076)
Materials	(21,715)	(17,293)
Outsourced services	(89,717)	(69,388)
Depreciation and amortization	(108,169)	(94,725)
Operational provisions	(8,272)	(32,072)
Others	(17,331)	(19,145)
	(456,102)	(404,756)

TOTAL COST	(1,153,834)	(961,761)

GROSS PROFIT	493,948	335,419

OPERATIONAL EXPENSE (Note 24)
Selling expenses	(34,679)	(25,159)
General and administrative expenses	(34,216)	(13,988)
Other operational expenses	(6,285)	(6,526)
	(75,180)	(45,673)
OPERATIONAL PROFIT (BEFORE FINANCIAL REVENUE/EXPENSES)	418,768	289,746
Net financial revenues (Note 25)	10,541	10,715

OPERATIONAL PROFIT	429,309	300,461
NON-OPERATIONAL PROFIT (LOSS)	(1,464)	(9,350)
NET PROFIT BEFORE TAX AND PROFIT SHARES UNDER THE BYLAWS	427,845	291,111
Income tax and Social Contribution (Note 9b)	(174,518)	(148,227)
Deferred income tax and Social Contribution (Note 9b)	33,487	53,356
Employees’ and Managers’ Shares in profit / results	(16,155)	(15,842)
Net profit for the year	270,659	180,398
Net profit per thousand shares – R$	119.65	79.75

The Explanatory Notes are an integral part of the financial statements.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

FOR THE QUARTERS ENDING MARCH 31, 2008 AND 2007
In R$ $ ‘000, except where otherwise stated.

1) – OPERATIONAL CONTEXT

Cemig Distribuição S.A. (“the company” or “Cemig Distribuição”) is a Brazilian corporation registered with the Brazilian Securities Commission (CVM) for listing, and a wholly-owned subsidiary of Companhia Energètica de Minas Gerais – Cemig (“Cemig”). It was created on September 8, 2004 and started operating on January 1, 2005, following the segregation of Cemig’s business activities.

Cemig Distribuição has a concession area of 567,478km2, approximately 97% of Minas Gerais state, serving 6,476,950 consumers as of March 31, 2008. (Information not reviewed by our external auditors).

The Company was registered for listing by the CVM on September 25, 2006, but it should be emphasized that its shares are not traded on stock exchanges.

2) – PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly financial statements were prepared according to accounting principles adopted in Brazil, namely: the Brazilian Corporate Law; rules of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliãrios); and rules of the specific legislation applicable to holders of electricity concessions, issued by the National Electricity Agency, Aneel.

The quarterly financial statements were prepared according to accounting principles, methods and criteria that are uniform in relation to those adopted on December 31, 2007.

The statements of cash flow were prepared in accordance with the criteria of FAS 95 – Statement of Cash Flows, with references made to the format of presentation, in connection with that of the group’s holding company, Companhia Energètica de Minas Gerais – Cemig (“Cemig”) in the context of registry of the financial statements with the Securities and Exchange Commission (SEC).

As a result of inclusion in the Company’s Bylaws in 2007 of a provision for payment of profit shares to the employees and managers of the company, this profit share has now begun to be posted as an amount reducing Net profit before tax and profit shares, where in 2007 it was posted under Personnel expenses.

Change in the Brazilian Corporate Law

On December 28, 2007, Law 11638/07 was passed, altering, repealing and creating new provisions in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changes the criterion for recognition and valuation of certain assets and liabilities. These changes in accounting practices come into effect as from January 1, 2008.

The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with international financial reporting standards (IFRS):

The main changes to the Law, coming into effect as from 2008, with the possibility of impacting the company’s financial statements, are as follows:

•               Replacement of the Statement of origins and uses of funds by the Cash flow statement.

•               Inclusion of the Added value statement in the group of financial statements prepared, disclosed and which are to be approved by the Ordinary General Meeting of Stockholders.

•               A new possibility was created, further to that originally specified in the Corporate Law, of separation of trading reporting and tax reporting, by establishing the alternative for the company of adopting in its trading reporting, and not only in auxiliary books, the provisions of the Tax Law, provided that, immediately after the calculation of the taxable profit base amount, the necessary adjustments are made for the financial statements to be in harmony with the Corporate Law and the fundamental principles of accounting.

•               Creation of two new subgroups of accounts: Intangible, in permanent assets, and Adjustments to valuations of assets and liabilities in Stockholders’ equity. The subgroup of “Adjustments to valuation of assets and liabilities” will essentially have the purpose of containing the counterpart of certain valuations of assets at market price, the valuation of certain financial instruments and, also, conversion adjustments as a result of FX variation on holdings in companies outside Brazil, still pending specific regulation by the CVM (Securities Commission).

•               New criteria for classification and valuation of investments and financial instruments, including derivatives. These financial instruments will be classified in three categories (Held for trading, Held to maturity and Available for sale) and their valuation at cost plus return or at market value will be made as a function of their classification in one of these categories.

•               Introduction of the concept of Adjustment to present value for long-term asset and liability transactions and for significant short-term transactions, still awaiting specific regulation by the CVM.

•               In absorption, merger or split transactions (combination of companies), when carried out between non-related parties and linked to effective transfer of control, all the assets and liabilities of the absorbed, split or merged company must be identified, valued and accounted at market value.

•                   Elimination of the possibility of spontaneous revaluations of fixed assets.

As communicated to the market, the CVM intends, by the end of 2008, to complete its process of issue of regulations for the provisions of the corporate law that were altered and which need regulation, and will review all its normative acts that deal with accounting matters, so as to verify and eliminate any divergences in relation to the specific alterations produced by the new law.

The Company’s management is in the process of assessing the effects that the alterations mentioned above will produce on its stockholders’ equity and profit for the year of 2008, and will also take into consideration the orientations and definitions to be issued by the regulatory bodies.

Reclassification of accounting balances

The following alterations have been made for the purposes of comparability in the amounts previously presented in the financial statements for 2007:

Original line		Reclassified to

Operational costs – Cost of operation		Net profit
Personnel and managers	15,842	Employees’ profit shares	(15,842)

3) – CASH AND CASH EQUIVALENTS

	31/03/2008	31/12/2007
Bank accounts	10,506	245,398
Cash investments	917,690	390,888
	928,196	636,286

Cash investments consist of transactions carried out with Brazilian financial institutions, contracted on normal market conditions and under normal market rates, and are available to be used in the Company’s operations.

4) – CONSUMERS AND RESELLERS

	Balances	Up to 90	More than
	not yet	days past	90 days	Total
Consumer type	due	due	past due	31/03/2008	31/12/2007
Residential	388,637	169,651	78,107	636,395	607,386
Industrial	134,124	23,441	144,750	302,315	314,527
Commercial, services and others	209,855	60,543	60,498	330,896	321,801
Rural	62,838	19,265	20,083	102,186	104,006
Public authorities	39,710	7,783	8,236	55,729	58,767
Public illumination	91,255	6,877	9,757	107,889	112,993
Public service	32,385	15,195	5,627	53,207	52,604
Subtotal – Consumers	958,804	302,755	327,058	1,588,617	1,572,084
Wholesale supply to other concession holders	1,235			1,235	13,392
Provision for doubtful receivables			(240,430)	(240,430)	(223,840)
	960,039	302,755	86,628	1,349,422	1,361,636

Receivables in the amount of R$ 44,480 are recorded in Non-current assets at March 31, 2008 (R$ 44,469 at December 31, 2007), in relation to the renegotiation of receivables owed by Copasa (Minas Gerais Water Company) and the prefecture of Belo Horizonte, to be paid by September 2012 and March 2010, respectively.

Credits receivable from an industrial consumer in the amount of R$ 45,778, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan, by Ministerial Order 045/86, are recorded in the accounts. The Company expects this action to be concluded before the end of 2008, and expects that the amounts referred to will be received in full.

According to rules laid down by Aneel, the criteria for constitution of provisions are as follows: (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts receivable and unpaid for more than 90 days from residential consumers, more than 180 days from commercial consumers and more than 360 days for the other consumer categories are provisioned in full.

The provision for doubtful credits made is considered to be sufficient to cover any losses in the realization of these assets.

5) – REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, result in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as shown here:

	31/03/2008	31/12/2007
Assets
Extraordinary Tariff Recomposition, and Portion “A” – Note 6	1,022,219	1,076,765
Deferred tariff adjustment – Note 10	444,817	545,233
PIS, Pasep and Cofins – Note 11	61,224	116,127
Pre-paid expenses – CVA – Note 7	791,407	685,433
Review or Tariff for Use of the Network –TUSD	3,089	3,089
Discounts on the TUSD	30,064	—
Subsidy for low-rental consumers	148,624	116,361
“Light for Everyone” program	50,435	—
Other regulatory assets	13,469	3,327
	2,565,348	2,546,335
Liabilities
Suppliers – Passthrough to generators for supply of free energy – Note 13	(327,689)	(338,357)
Regulatory charges – CVA – Note 7	(718,998)	(720,525)
Review of Tariff for Use of the Network –TUSD	(15,955)	(15,955)
Other regulatory assets	(9,099)	—
	(1,071,741)	(1,074,837)

Taxes, Charges and Contributions – Deferred liabilities – Note 14	(243,567)	(320,168)
	(1,315,308)	(1,395,005)
	1,250,040	1,151,330

6) – THE EXTRAORDINARY TARIFF RECOMPOSITION, AND PORTION “A”

a) The Extraordinary Tariff Recomposition

Resolution 91 of the Emergency Electricity Council (GCE), of December 21, 2001 and Law 10438 of April 26, 2002, established the procedures for implementation of the Extraordinary Tariff Recomposition (RTE), coming into force on December 27, 2001. The tariff adjustments were set by Resolution 130 of the GCE, on April 30, 2002, as follows:

•                            Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and the rural, public-illumination and industrial high-voltage consumer classes for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                            Increase of 7.90% for other consumers.

The RTE described above is being used to compensate the following items:

•                             Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel. Calculation of this value did not take into account any losses from default by consumers.

•                             Passthrough to be made to the generators who bought energy in the MAE – which was succeeded in 2004 by the Electricity Sale Chamber (the “CCEE/MAE”), in the period from June 1, 2001 to February 28, 2002, with price in excess of R$ 49.26/MWh (referred to as “Free Energy”).

The period of validity of the RTE, of 74 months, expired in February 2008, and the company has accounted losses of R$ 93,935 as a result of this period not having been long enough for the total of the assets relating to the rationing-related losses to be received. Also due to the ending of this period, the company ceased to transfer amounts relating to the “Free Energy”-related losses to the generators.

b) Portion “A”

The items of Portion “A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which effectively took place in the period.

The recovery of “Portion A” began in March 2008, immediately after the ending of the period of validity of the RTE, using the same mechanisms of recovery, that is to say, the adjustment applied to tariffs for compensation of the amounts of the RTE will continue, for compensation of the items of “Portion A”.

The Portion “A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset.

As and when the amounts of “Portion A” are received in the tariff, the company transfers the corresponding amount, posted in assets, to the income statement, as follows:

Amounts transferred to expenses	31/03/2008
Energy bought for resale	523
Fuel Consumption Account (CCC)	7,106
RGR – Global Reversion Reserve	710
Tariff for transport of electricity from Itaipu	15,523
Tariff for use of the grid transmission facilities	2,148
Financial compensation for use of water resources	630
67
26,707

c) Composition of the balances of the RTE and Portion “A”

	31/03/2008			31/12/2007
		Updated by
	Principal	Salic	Total	Total
Replacement of billing losses (1)	713,391	593,775	1,307,166	1,304,883
Amounts billed	(662,126)	(551,105)	(1,213,231)	(1,177,077)
	51,265	42,670	93,935	127,806
(-) Provisions for losses on realization of the RTE	(51,265)	(42,670)	(93,935)	(92,329)
	—	—	—	35,477
Reimbursement of expenditure on free energy of the generators (2)	419,229	383,088	802,317	795,574
Amounts billed	(250,390)	(226,805)	(479,195)	(461,708)
Total RTE	168,839	154,283	323,122	333,866

Compensation for items of Portion “A” (3)	245,299	480,505	725,804	707,422
Amounts billed	(9,026)	(17,681)	(26,707)	—
	236,273	462,824	699,097	707,422
Total of RTE and Portion “A”	405,112	617,107	1,022,219	1,076,765

Current assets			320,201	389,259
Non-current assets			702,018	687,506

The amounts of the RTE to be passed through to the generators relating to “Free Energy”, posted in Liabilities, in the Suppliers account (Note 13), are:

	31/03/2008			31/12/2007
		Updated by
	Principal	Selic	Total	Total
Amounts to be passed through to generators (2)	419,229	369,202	788,431	782,320
(-) Amounts passed through	(244,988)	(215,754)	(460,742)	(443,963)
	174,241	153,448	327,689	338,357

Current liabilities			—	23,368
Non-current liabilities			327,689	314,989

(1)	Amounts homologated by Aneel Resolutions 480 and 481 of 2002, and 001 of 2004,
(2)	Amounts homologated by Aneel Resolutions 001 and 045 of 2004.
(3)	Amounts homologated by Aneel Resolutions 482 of 2002 and 001 of 2004.

7) – ANTICIPATED EXPENSES AND REGULATORY LIABILITIES – CVA

The balance on the Account to Compensate for Variation of “Portion A” items (“CVA”) refers to the positive and negative variations between the estimate of Cemig’s non-manageable costs, used for deciding the tariff adjustment, and the payments actually made. The variations ascertained are compensated in the subsequent tariff adjustments.

	Balance on 31/12/2007	Amounts deferred (1)	Amortization (2)	Monetary updating (3)	Balance on 31/03/2008
Energy bought for resale	(36,290)	76,368	(22,400)	2,362	20,040
Fuel Consumption Account (CCC)	(27,042)	3,470	12,364	(694)	(11,902)
Charge for System Service (ESS)	19,878	41,085	(2,043)	(185)	58,735
Tariff for transport of electricity from Itaipu	(745)	(152)	599	(87)	(385)
Tariff for use of transmission facilities that are part of the basic grid	(11,654)	(10,508)	8,359	(925)	(14,728)
Royalties for use of water resources	3,120	—	(417)	—	2,703
Energy Development Account (CDE)	10,193	(2,614)	406	(36)	7,949
Alternative Energy Program – Proinfa	7,448	3,971	(1,403)	(19)	9,997
	(35,092)	111,620	(4,535)	416	72,409

	31/03/2008	31/12/2007
Current assets	139,791	508,222
Non-current assets	651,616	177,211
Current liabilities	(246,172)	(529,961)
Non-current liabilities	(472,826)	(190,564)
	72,409	(35,092)

(1)	Refers to the part of non-controllable costs that comprises the CVA and was not included in revenue, and thus excluded from profit.
(2)	Refers to the non-controllable costs transferred to the income statement due to their inclusion in Cemig Distribuição’s revenue through the tariff adjustment.
(3)	Refers to the updating, by the Selic rate variation, from the day of payment of the expense to the date of its actual compensation in the tariff adjustment.

8) – TAXES SUBJECT TO OFFSETTING

	31/03/2008	31/12/2007
Current
ICMS recoverable	102,121	102,121
Income tax	230,882	124,335
Social Contribution	98,732	60,782
COFINS	4,587	58,629
PASEP	917	11,069
Others	147	46
	437,386	356,982
Non-current
ICMS recoverable	49,947	43,526
	487,333	400,508

The balances of income tax and Social Contribution refer to tax credits in corporate income tax returns of previous years, and payments made in 2008, which will be offset in the income tax and Social Contribution payable in the year.

The credits of ICMS recoverable, posted in Long term assets, arise from acquisitions of fixed assets and are offset in 48 months. The company is in the process of adaptation to the new requirements for electronic information laid down by the government of the state of Minas Gerais, which will allow for the offsetting of the credits as from 2008.

9) – TAX CREDITS

Deferred income tax and Social Contribution

Cemig Distribuição has deferred income tax credits posted in Current assets and Non-current assets, constituted at the rate of 25.00%, and deferred Social Contribution credits, at the rate of 9.00%, as follows:

	31/03/2008	31/12/2007
Tax credits on temporary differences
Post-employment obligations	42,319	40,795
Provision for doubtful receivables	92,941	87,300
Contingency provisions	18,446	15,820
Provisions for losses on realization of amounts receivable under the Extraordinary Tariff Recomposition and Free Energy	31,938	31,392
Provision for Pasep and Cofins taxes – Extraordinary Tariff Recomposition	13,915	18,128
Financial instruments	50,252	46,527
Exchange rate variation	49,616	49,456
Others	5,493	23,865
	304,920	313,283

Current assets	126,276	126,570
Non-current assets	178,644	186,713

At its meeting on March 6, 2008, the Board of Directors approved the technical study prepared by the office of the Chief Officer for Finance, Investor Relations and Control of Holdings of Cemig Distribuição on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study was also submitted to examination by Cemig Distribuição’s Audit Board on March 06, 2008.

In accordance with the estimates of Cemig Distribuição, future taxable profits enable the deferred tax asset existing on March 31, 2008 to be realized according to the following estimate:

31/03/2008
2008	106,337
2009	79,754
2010	30,138
2011	30,138
2012	30,139
2013 to 2015	19,952
2016 and 2017	8,462
304,920

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the income Statement is as follows:

	31/03/2008	31/03/2007
		(reclassified)
Profit before income tax and Social Contribution	427,845	291,111
Income tax and Social Contribution – nominal expense	(145,467)	(98,977)
Tax effects applicable to:
Employees’ profit shares	5,492	5,386
Non-deductible contributions and donations	(1,014)	(821)
Others	(42)	(459)
Income tax and Social Contribution – effective expense	(141,031)	(94,871)

10) – DEFERRED TARIFF ADJUSTMENT

Aneel’s decision on the periodic tariff revision of the company was brought into force through Homologating Resolution 71, published with backdated effect on April 4, 2004.

The periodic tariff review includes the repositioning of the electricity retail supply tariffs at a level compatible with the preservation of the economic-financial equilibrium of the concession contract, providing sufficient revenue to cover efficient operational costs and adequate remuneration of the investments.

The average adjustment applied to Cemig’s tariffs on April 8, 2003, on a provisional basis, was 31.53%. However, as described in the Resolution mentioned, the final tariff repositioning for Cemig should be 44.41%. The percentage difference of 12.88% is being compensated in the tariffs.

The last installment for receipt of the difference between the tariffs adjustments was authorized on April 8, 2008 and included in the tariff adjustment which took place on April 8, 2008.

	31/03/2008	31/12/2007
Deferred tariff adjustment – since April 8, 2003	949,612	949,612
Interest (defined by Aneel – 11.26% p.a.)	447,881	434,188
Monetary updating – IGP-M Inflation Index	201,967	189,763
(-) Amounts raised	(1,154,643)	(1,028,330)
	444,817	545,233

Current assets	432,616	463,491
Non-current assets	12,201	81,742

Additionally, deferred taxes applicable to actual revenue were recognized, the balance of which on March 31, 2008 was R$ 192,383.

11) – REGULATORY ASSET – PIS, PASEP AND COFINS

Federal Laws 10637 and 10833 changed the bases of application, and increased the rate, of the PIS/Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

In view of the fact that this increase in the expense should be repaid to the company, the credits were registered, in accordance with a criterion defined by Aneel, as a regulatory asset and there was a counterpart reduction in the expense on PIS/Pasep and Cofins taxes.

This regulatory asset is being reimbursed to the company through the tariff adjustments in the period of 2005 to 2008.

12) – ASSETS AND INTANGIBLE ASSETS

		Accumulated	Net value	Net amounts
	Historic cost	depreciation	31/03/2008	31/12/2007
In progress	9,781,399	(4,300,387)	5,481,012	5,507,981
- Distribution	9,417,166	(4,055,386)	5,361,780	5,381,815
Intangible	11,222	(525)	10,697	10,461
Land	18,184	—	18,184	17,953
Reservoirs, dams and water courses	241,184	(119,435)	121,749	123,315
Machines and equipment	9,075,800	(3,896,452)	5,179,348	5,195,752
Vehicles	60,378	(28,764)	31,614	34,132
Furniture and utensils	10,398	(10,210)	188	202
- Administration	364,233	(245,001)	119,232	126,166
Intangible	109,888	(66,271)	43,617	47,596
Land	1,177	—	1,177	1,177
Reservoirs, dams and water courses	44,047	(25,626)	18,421	18,442
Machines and equipment	156,299	(107,153)	49,146	51,501
Vehicles	32,728	(27,451)	5,277	5,799
Furniture and utensils	20,094	(18,500)	1,594	1,651
In progress	924,029	—	924,029	969,453
- Distribution	729,573	—	729,573	785,885
Fixed assets	690,253	—	690,253	749,099
Intangible	39,320	—	39,320	36,786
- Administration	194,456	—	194,456	183,568
Fixed assets	100,904	—	100,904	99,303
Intangible	93,552	—	93,552	84,265
ASSETS AND INTANGIBLE ASSETS	10,705,428	(4,300,387)	6,405,041	6,477,434
Special Obligations linked to the concession			(2,423,221)	(2,450,716)
Net fixed and intangible assets			3,981,820	4,026,718

Special Obligations refers basically to the contributions by consumers for execution of the undertakings necessary to comply with requests for retail supply of electricity, and any settlement of these obligations depends on the will of Aneel, at the termination of the distribution concessions, by reduction of the residual value of the fixed asset for the purposes of determining the amount which the Concession-granting power will pay to the concession holder.

Under Aneel Resolution 234 of October 31, 2006, and Aneel Circular 1314/2007, of June 27, 2007, the balances of the “Special Obligations” linked to assets will now be amortized as from the second cycle of tariff reviews, which in the case of Cemig is from April 8, 2008, corresponding to the average rate of the assets in service.

13) – SUPPLIERS

	31/03/2008	31/12/2007
Current
Wholesale supply and transport of electricity:
Eletrobrás – energy from Itaipu	126,218	196,913
Furnas	29,947	66,209
CCEE	92,605	—
Cemig Geração e Transmissão S.A.	9,705	13,490
Wholesale supply of electricity – Passthrough to the generators (Note 6)	—	23,368
Other generators and distributors	145,622	112,461
	404,097	412,441
Materials and services	110,076	155,951
	514,173	568,392
Non–current
Wholesale supply of electricity – Passthrough to the generators (Note 6)	327,689	314,989
	841,862	883,381

14) – TAXES, CHARGES AND CONTRIBUTIONS

	31/03/2008	31/12/2007
Current
Income tax	143,179	—
Social Contribution	51,580	—
ICMS tax	245,622	242,892
Cofins tax	56,107	51,009
Pasep	12,095	11,074
Social security system	10,349	11,457
Others	12,020	16,337
	530,952	332,769
Deferred obligations
Income tax	149,001	196,214
Social Contribution	53,640	70,637
Cofins	33,626	43,806
Pasep	7,300	9,511
	243,567	320,168
	774,519	652,937
Non-current
Deferred obligations
Income tax	83,044	81,485
Social Contribution	29,895	29,335
	112,939	110,820

Deferred obligations refers mainly to the assets and liabilities linked to regulatory issues, which are payable as and when the assets and liabilities are realized.

The other income tax and Social Contribution liabilities payable, recorded in Current liabilities, will be compensated by prepaid expenses, posted in Assets, under Taxes offsettable.

15) – LOANS, FINANCINGS AND DEBENTURES

	31/03/2008						31/12/2007
	Principal	Annual financial			Non-
FINANCING SOURCES	maturity	cost (%)	Currency	Current	current	Total	Total
FOREIGN CURRENCY
ABN AMRO Bank – NV (2)	2013	6.00	US$	1,399	87,455	88,854	88,639
ABN AMRO Real S.A. (3)	2009	6.35	US$	2,942	2,747	5,689	5,659
ABN AMRO Real S.A. (3)	2009	6.35	US$	8,032	7,504	15,536	15,455
ABN AMRO Real S.A. (3)	2009	6.35	US$	2,587	2,430	5,017	4,991
Banco do Brasil S.A. – Various bonds(1)	2024	Various	US$	14,467	79,091	93,558	92,621
B.N.P. – Paribas	2010	Libor + 1.875	US$	9,358	12,857	22,215	22,050
KFW	2016	4.50	EURO	1,944	14,566	16,510	15,485
UNIBANCO S.A. (4)	2009	5.50	US$	74	3,566	3,640	3,636
UNIBANCO S.A. (4)	2009	5.00	US$	151	8,889	9,040	9,041
Debt in foreign currency				40,954	219,105	260,059	257,577

BRAZILIAN CURRENCY
Banco do Brasil S.A	2009	111.00 of CDI	R$	2,461	56,178	58,639	57,006
Banco do Brasil S.A	2013	CDI + 1.70	R$	1,836	20,001	21,837	21,202
Banco do Brasil S.A	2013	107.60 of CDI	R$	10,622	96,000	106,622	103,742
Banco do Brasil S.A	2014	104.1 of CDI	R$	14,145	300,000	314,145	305,933
Banco Itaú – BBA	2008	IGP-M + 10.48	R$	188,620	—	188,620	179,846
Banco Itaú – BBA	2013	CDI + 1.70	R$	11,646	132,434	144,080	140,522
Banco Itaú – BBA	2014	CDI + 1.70	R$	103	3,473	3,576	3,948
HSBC Bank Brasil S.A	2008	CDI + 2.00	R$	10,991	—	10,991	10,662
Banco Votorantim S.A.	2010	113.50 of CDI	R$	872	29,248	30,120	30,859
Banco Votorantim S.A.	2013	CDI + 1.70	R$	2,040	98,214	100,254	103,347
Bradesco S.A.	2013	CDI + 1.70	R$	22,728	240,869	263,597	255,927
Debentures (5)	2014	IGP-M + 10.50	R$	24,235	284,978	309,213	294,669
Debentures (5)	2017	IPCA+7.96	R$	8,774	408,019	416,793	401,939
Eletrobrás	2008	FINEL + 8.50	R$	3,858	—	3,858	5,585
Eletrobrás	2023	UFIR + 6.00-8.00	R$	45,728	283,448	329,176	337,622
Large consumers	2011	Various	R$	3,039	2,024	5,063	4,928
Santander do Brasil S.A.	2013	CDI + 1.70	R$	1,450	49,958	51,408	50,203
Unibanco S.A.	2013	CDI + 1.70	R$	9,235	130,224	139,469	135,377
Banco WestLB do Brasil	2008	IGPM +10.48	R$	47,155	—	47,155	44,961
Others	2010	Various	R$	6,161	161	6,322	6,228
Debt in Brazilian currency				415,699	2,135,229	2,550,928	2,494,506
Overall total				456,653	2,354,334	2,810,987	2,752,083

(1)                                              Interest rates vary: 2.00 to 8.00% per year, semi-annual Libor rate plus spread of 0.81 to 0.88% p.a.

(2) to (4)               Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: (2) CDI + 2.00% p.a.; (3) CDI + 2.12% p.a.; (4) CDI + 2.81% p.a. and (5) CDI + 3.01% p.a.

(5)                                              Nominal, book-entry, non-convertible debentures, without guarantee nor preference.

The composition of loans, by currency and indexor, with the respective amortization is as follows:

								2015 and
								subsequent
	2008	2009	2010	2011	2012	2013	2014	years	Total
CURRENCY
US dollar	39,010	39,254	36,968	30,540	28,351	26,162	2,149	41,115	243,549
Euro	1,944	1,821	1,821	1,821	1,821	1,821	1,821	3,640	16,510
	40,954	41,075	38,789	32,361	30,172	27,983	3,790	44,755	260,059
Indexors
IPCA (Expanded Consumer Price Index)	8,774	—	—	—	—	—	—	408,019	416,793
IGP-M inflation index	260,010	—	—	—	—	—	284,978	—	544,988
Eletrobrás Finel internal index	3,858	—	—	—	—	—	—	—	3,858
Ufir (Fiscal Reference Unit)	45,728	31,040	37,577	37,361	33,883	28,923	28,631	86,033	329,176
Interbank CD rate – CDI	88,129	56,178	197,172	168,793	268,793	364,793	100,870	—	1,244,728
Others	9,200	188	246	182	318	318	684	249	11,385
	415,699	87,406	234,995	206,336	302,994	394,034	415,163	494,301	2,550,928
	456,653	128,481	273,784	238,697	333,166	422,017	419,133	539,056	2,810,987

The principal currencies and indexors used for monetary updating of the loans and financings had the following variations:

Currency	Change in quarter ended 31/03/2008%	Indexor	Change in quarter ended 31/03/2008%
US dollar	(1.25)	IGP-M	2.38
Euro	5.83	Finel	0.47
		Selic	2.64
		CDI	2.58

The movement on loans, financings and debentures is as follows:

Balance at December 31, 2007	2,752,083
Financings obtained	2,675
Monetary and FX variation	17,092
Financial charges provisioned	66,405
Financial charges paid	(16,124)
Amortization of financings	(11,144)
Balance at March 31, 2008	2,810,987

Restrictive covenant clauses

Cemig Distribuição has loans and financings with restrictive covenants, which were complied with in full on March 31, 2008.

16) – REGULATORY CHARGES

	31/03/2008	31/12/2007
RGR – Global Reversion Reserve	21,102	15,747
CCC – Fuel Consumption Account	22,495	21,955
CDE – Energy Development Account	24,288	25,510
Eletrobrás – Compulsory loan	1,207	1,207
Aneel inspection charge	2,073	2,073
FNDT – National Scientific and Technological Development Fund	18,025	18,339
Energy efficiency	124,008	118,276
Research and development	69,302	64,931
Energy system expansion research	9,013	9,271
	291,513	277,309

Current liabilities	273,684	264,835
Non-current liabilities	17,829	12,474

17) – POST-EMPLOYMENT OBLIGATIONS

Cemig Distribulção is sponsor of the Forluminas Social Security Foundation – Forluz, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income supplementing retirement and pension, in accordance with the private pension plan to which they are linked.

Forluz makes the following supplementary pension benefit plans available to its participants:

Mixed Social Security Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service and defined-benefit coverage for disability or death of the active participant, and also on receipt of benefits for time of contribution. The contributions of the Sponsor are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. In the case of the assets, this benefit was deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the official Social Security benefit. After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Secretariat (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the defined benefit plan. Of these, seven are active employees, and 44 are retirees or pension holders.

Cemig Distribuição also maintains, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contributes to a health plan for the employees, retirees and dependents, administrated by Forluz.

Amortization of actuarial obligations

Part of the actuarial obligation for post-employment benefits in the amount of R$761,427 on 31 March 2008 (R$ 770,142 on December 31, 2007), was recognized as an obligation payable by Cemig and its subsidiaries mentioned and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). Part of the amounts is adjusted annually based on the actuarial indexor of the defined benefit plan (the index for salary adjustment of the employees of Cemig Distribuição, excluding productivity); and for the Balances Plan, adjusted by the IPCA Index published by the IBGE (Brazilian Geography and Statistics Institute), plus 6% per year.

Any technical surpluses that Forluz presents for a period of three consecutive years may be used for the reduction of part of the contractually recognized obligations payable.

Due to the item mentioned in the previous paragraph, the surplus obtained by Forluz in the 2007 business year, in the amount of R$ 68,615, will be used in the 2nd quarter of 2008 for amortization of recognized debt.

The liabilities and the expenses recognized by Light in connection with the Supplementary Retirement Plan, the Health Plan and the Life Insurance Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and the Opinion prepared by independent actuaries. As a result the financial updating and use of the surplus for amortization of the obligation in the debt agreed with Forluz, mentioned in the previous paragraphs, produce no accounting effect in the profit of Cemig Distribuição. The last actuarial valuation was made in relation to the base date December 31, 2007.

The movement in net liabilities has been as follows:

	Pension plans and
	supplementary	Health		Life
	retirement plans	plans	Dental plan	insurance
Net liabilities at December 31, 2007	360,260	225,629	9,922	293,113
Expenses recognized in the result	18,479	10,732	475	7,483
Contributions paid	(33,314)	(6,543)	(131)	(1,412)
Net liabilities on March 31, 2008	345,425	229,818	10,266	299,184

Current liabilities	57,816	—	—	—
Non-current liabilities	287,609	229,818	10,266	299,184

The amounts registered in current liabilities refer to the contributions to be made by Cemig Distribuição in 2008 for amortization of the actuarial liabilities.

18) – CONTINGENCY PROVISIONS

The company makes contingency provisions for lawsuits in which the chance of loss is rated “probable”. On this basis the amount of R$54,388, an increase of R$ 7,859 from the previous quarter, was provisioned on March 31, 2008 as follows:

		Additions or
	Balance on	reversal of	Balance on
	31/12/2007	provisions	31/03/2008

Labor-law contingencies
Various	2,884	2,065	4,949

Civil
Personal damages	1,417	4,900	6,317
Tariff increases	1,945	(196)	1,749
Others	3,944	(1,120)	2,824

Regulatory
Aneel administrative proceedings	36,339	2,210	38,549
Total	46,529	7,859	54,388

On January 9, 2007 Aneel notified Cemig Distribuição S.A. that it considered certain criteria adopted by the company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 38,549.

Tariff Increases

Several industrial consumers filed actions against Cemig Distribuição seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig Distribuição estimates the amounts to be provisioned based on the disputed amounts billed and based on recent judicial decisions. The total value of the exposure of Cemig Distribuição in this matter, 100% provisioned, is R$ 1,749.

Cases where the chance of loss is rated “possible”

Additionally there are regulatory, civil and tax cases in progress in which the chance of loss is rated as “possible”, which are periodically re-assessed, and which do not require constitution of a provision in the financial statements. These are set out below:

Regulatory contingencies

Since 2002 the company has received subsidy payments from Eletrobrãs in relation to the discounts given to low-income consumers. The Minas Gerais state office of the Federal Tax Authority served an infringement notice on Cemig Distribuição, on the argument that the subvention should be subject to the ICMS tax. The potential for loss in this action is R$ 106,276, not including the ICMS tax, which could be questioned by the Secretariat relating to the period subsequent to the infringement notice. No provision was constituted for the result of this dispute, since the company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this demand. The expectation of loss attributed to this action is “possible”.

Social Security and tax obligations – indemnity for the “Anuênio”

Cemig Distribuição paid an indemnity to the employees in the amount of R$ 127,058, in exchange for the rights to future payments, known as the “Anuênio”, which were to have been incorporated into salaries. The company did not make the payments of income tax and social security contribution because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 87,268, posted in Deposits connected to legal actions. No provision was made for possible losses and the company classifies its expectation of loss in this case as “possible”.

Contingencies of the holding company

Cemig, the controlling company of Cemig Distribuição, is fighting court actions for which it believes the expectation of loss to be “possible” or “remote”. A negative ruling on these lawsuits could impact the businesses of Cemig Distribuição. The main actions that have this characteristic are described below:

•                 Several consumers and the Public Prosecutor of the State of Minas Gerais brought civil actions against Cemig contesting tariff adjustments applied in previous years, including the Extraordinary Tariff Recomposition and the inflation index used to increase the electricity tariff in April 2003. The litigants request reimbursement of 200% of such disputed amounts as are considered by the court to have been changed erroneously by the company. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions.

•                 The company is Defendant in actions challenging the criteria for measurement of the amounts to be charged for the pubic illumination contribution, in the total amount of R$ 448,929. The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. Expectation of loss in this action is classified as “possible”.

19) – STOCKHOLDERS’ EQUITY

Cemig Distribuição has registered capital of R$ 2,261,998, represented by 2,261,997,787 nominative common shares, without nominal value, wholly owned by Cemig.

Balance at December 31, 2007	2,440,542
Net profit in the quarter	270,659
Balance on 31 March 2008	2,711,201

20) –	GROSS REVENUE FROM RETAIL SUPPLY OF ELECTRICITY, AND REVENUE FOR USE OF THE NETWORK – CAPTIVE CONSUMERS

The position in retail supply of electricity, by type of consumer, is as follows:

	(Not reviewed by independent auditors)
	Number of consumers		MWh		R$
	31/03/2008	31/03/2007	31/03/2008	31/03/2007	31/03/2008	31/03/2007
Residential	5,219,135	5,100,237	1,729,761	1,693,716	931,006	841,066
Industrial	73,664	71,113	1,224,837	1,144,147	402,609	322,793
Commercial, services and others	562,645	552,554	1,084,482	1,010,860	508,427	439,473
Rural	558,176	516,965	453,242	385,238	136,705	112,965
Public authorities	51,994	50,067	152,436	144,871	70,525	61,168
Public illumination	2,597	2,626	259,068	266,041	73,332	68,212
Public service	7,912	7,675	262,152	252,499	74,443	64,933
Sub-total	6,475,123	6,301,237	5,165,978	4,897,372	2,197,047	1,910,610
Own consumption	827	843	8,915	8,555	—	—
Subvention for low-income consumers	—	—	—	—	41,142	19,865
Retail supply not invoiced, net	—	—	—	—	100,085	(9,965)
	6,476,950	6,302,080	5,174,893	4,905,927	2,338,274	1,920,510
Transactions in energy on the CCEE	—	—	—	—	5,073	—
Total	6,476,950	6,302,080	5,174,893	4,905,927	2,343,347	1,920,510

Low-income consumers

The federal government, through Eletrobrás (Centrais Elétricas Brasileiras) reimburses the distributors for the losses in revenue arising as a result of the criteria adopted as from 2002 for classification of consumers in the low-rental residential sub-category, in view of the lower tariff applied to their electricity bills.

The regulator, Aneel, is reviewing the procedures for calculation by the Company of revenue for the subsidy for low-income consumers. As a result of this review, the amounts posted in 2007 were calculated on the basis of estimate, and their receipt for the period from February 2007 through March 2008 is pending.

Aneel included in the tariff review of April 2008 the amounts to be reimbursed to the company for the subsidy for low-income consumers.

21) REVENUE FOR USE OF THE NETWORK – FREE CONSUMERS

Starting in January 2005, a significant part of large industrial consumers became “Free Consumers”, energy now being sold to them via Cemig Geração e Transmissão. With this change, the charges for use of the distribution network (the “TUSD”) of these Free Consumers began to be charged separately by Cemig Distribuição, and posted in the line Revenue for use of the network.

22) – OTHER OPERATIONAL REVENUES

	31/03/2008	31/03/2007
Charged service	3,093	2,445
Other provisions of services	4,750	3,445
Rental and leasing	9,709	8,427
Others	3	61
	17,555	14,378

23) – DEDUCTIONS FROM OPERATIONAL REVENUE

	31/03/2008	31/03/2007
Taxes on revenue
ICMS tax	557,276	500,804
Cofins tax	242,383	177,059
PIS and Pasep tax	58,130	40,397
ISS tax on services	71	83
	857,860	718,343
Charges to the consumer
RGR – Global Reversion Reserve	15,420	25,527
PEE – Energy Efficiency Program	8,602	4,913
CDE – Energy Development Account	75,073	74,091
CCC– Fuel Consumption Account	62,594	112,880
R&D – Research and development	3,441	3,820
National Scientific and Technological Development Fund	3,441	3,820
Energy system expansion research	1,721	7,416
	170,292	232,467
	1,028,152	950,810

Cemig Distribuição pays ICMS applicable to the RTE and Portion A in conformity with the invoicing of amounts on the customer’s electricity bill.

24) – OPERATIONAL COSTS AND EXPENSES

	31/03/2008	31/03/2007
		Reclassified
Personnel expenses	194,660	156,756
Post-Employment Obligations (Note 17)	37,169	18,393
Materials	22,024	17,468
Outsourced services	99,953	77,800
Electricity purchased for resale	577,738	440,021
Depreciation and amortization	110,515	95,059
Operational provisions	36,652	50,861
Charges for the use of the basic transmission grid	119,994	116,984
Other net expenses	30,309	34,092
	1,229,014	1,007,434

a) PERSONNEL EXPENSES

	31/03/2008	31/03/2007
Remuneration and salary-related charges and expenses	171,826	153,403
Supplementary pension contributions – defined contribution plan	12,356	12,659
Assistance benefits	22,866	20,403
	207,048	186,465
(-) Personnel costs transferred to works in progress	(16,269)	(29,709)
Voluntary Dismissal Program (PPD)	3,881	—
	194,660	156,756

Voluntary Dismissal Program (“PPD”)

On March 11, 2008 the Executive Board approved the new permanent Voluntary Dismissal Program (“PPD”), applicable to spontaneous resignations as from that date. The program’s financial incentives include payment of 3 month’s gross remuneration, 6 months’ contribution to the health insurance plan after severance of the employment contract, deposit of the penalty payment of 40% of the amount due under the FGTS retirement plan, and payment of up to 24 months’ contributions to the Pension Fund and the INSS after severance, in accordance with certain criteria.

For employees over 55 with 35 years’ contributions (for men) or 30 years’ contributions (for women), the benefits are only available if the employee joins the plan within 90 days after meeting these age and contribution time limits.

On March 31, 2008 a total of 72 employees had subscribed to the PPD, and a provision of R$3,881 had been made for the financial incentive payments.

b) OUTSOURCED SERVICES

	31/03/2008	31/03/2007
Collection, meter reading, bill delivery agents	25,137	23,584
Communication	10,775	8,232
Maintenance and conservation of electricity facilities and equipment	19,089	15,533
Building conservation and cleaning	4,328	4,054
Contracted labor	7,111	2,685
Freight and airfares	722	601
Accommodation and meals	2,825	2,286
Security services	693	1,064
Consultancy	1,647	436
Maintenance and conservation of furniture and utensils	5,907	4,118
Maintenance and conservation of vehicles	3,408	2,869
Disconnection and reconnection	6,036	4,843
Others	12,275	7,495
	99,953	77,800

c) ELECTRICITY BOUGHT FOR RESALE

	31/03/2008	31/03/2007
From Itaipu Binacional	198,544	202,511
Short-term energy	52,664	15,361
‘Bilateral Contracts’	45,354	1,410
Reimbursement of CVA – “Initial Contracts”	157	5,788
Electricity acquired in auctions	217,153	196,987
Proinfa	17,846	17,501
Proinfa – Electricity	31,274	—
Portion A	14,746	—
	577,738	440,021

d) OPERATIONAL PROVISIONS

	31/03/2008	31/03/2007
Pension plan premiums	21	99
Provision for doubtful receivables	28,380	18,789
Labor-law contingencies	2,065	(596)
Reversal of Aneel administrative proceedings	2,210	30,000
Provision (reversal) for civil actions on tariff increases	3,465	896
Others	511	1,673
	36,652	50,861

e) OTHER OPERATIONAL EXPENSES, NET

	31/03/2008	31/03/2007
Leasings and rentals	5,262	7,336
Advertising	8,801	4,842
Own consumption of electricity	4,645	4,207
Subventions and donations	3,428	3,352
Aneel inspection charge	6,285	5,496
Taxes and charges (IPTU, IPVA and others)	4,641	4,337
Financial compensation for use of water resources	1,048	1,030
Contribution to the MAE	419	374
Insurance	608	506
Other expenses (Recovery of expenses)	(4,828)	2,612
	30,309	34,092

25) – NET FINANCIAL REVENUES

	31/03/2008	31/03/2007
FINANCIAL REVENUES
Revenue from cash investments	18,040	8,009
Arrears penalty payments on electricity bills	43,048	20,548
Monetary variation of CVA	5,221	20,133
Monetary variation – General Agreement for the Electricity Sector	27,337	40,659
Monetary variation – deferred tariff adjustment	25,897	36,387
FX variations	1,182	24,005
Pasep and Cofins taxes on financial revenues	(2,594)	(4,250)
Others	7,816	15,426
	125,947	160,917
FINANCIAL EXPENSES
Charges on loans and financings	(64,368)	(69,348)
Monetary variation – General Agreement for the Electricity Sector	(6,814)	(11,870)
Monetary variation of CVA	(4,806)	(16,214)
FX variations	(2,533)	(2,119)
Monetary variation – loans and financings	(19,190)	(5,260)
CPMF tax	(3,024)	(11,415)
Losses on financial instruments (Note 27)	(7,291)	(21,076)
Provision for losses in the recovery of RTE amounts	(1,470)	(2,735)
Others	(5,910)	(10,165)
	(115,406)	(150,202)
NET FINANCIAL EXPENSES	10,541	10,715

Pasep and Cofins expenses apply on the financial revenue arising on regulatory assets, and these are realized through electricity invoices.

Financial charges on loans and financings linked to works at March 31, 2008 in the amount of R$ 2,038, were transferred to Fixed assets. No monetary updating nor FX variation was capitalized in the period.

26) – RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig Distribuição are:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	31/03/2008	31/12/2007	31/01/2008	31/12/2007	31/03/2008	31/03/2007	31/03/2008	31/03/2007
Cemig
Affiliates and holding company	2,489	2,463	1,430	127	—	—	—	—
Interest on Equity and dividends		—	646,667	674,408	—	—	—	—

Cemig Geração e Transmissão S.A.
Affiliates and holding company	1,378	1,697	6,922	2,455	—	—	—	—
Electricity purchased for resale (1)	6,473	5,167	6,079	22,277	960	—	(23,348)	(16,224)
Others	—	—	—	39	—	—	—	—

Light
Energy bought for resale (1)	—	—	—	163	—	—	(1,270)	—

Minas Gerais state government
Consumers and traders	2,021	2,021	—	—	17,878	13,266	—	—
Taxes, charges and contributions – ICMS	102,120	102,121	245,622	242,892	557,276	(500,804)	—	—
ICMS tax to be offset – current	49,947	43,526	—	—	—	—	—	—
Consumers and resellers (2)	34,342	36,795	—	—	—	—	—	—

FORLUZ
Post-employment obligations – current (3)	—	—	57,816	64,238	—	—	(37,169)	(18,393)
Post-employment obligations – non-current (3)	—	—	826,877	824,686	—	—	—	—
Others	—	—	23,897	68,838	—	—	—	—
Personnel	—	—	—	—	—	—	(12,356)	(12,659)
Current administration expense	—	—	—	—	—	—	(2,996)	(1,073)

Others
Affiliates, subsidiaries and holding company	231	1,573	—	—	—	—	—	—

The main conditions related to business transactions between related parties are below:

(1)

The company has electricity purchase contracts with Cemig Geração e Transmissão and Light Energia, arising from the public auction of electricity held in 2005, with period of 8 years from start of supply.

(2)

A substantial part of the amount refers to renegotiation of the debit originating from the sale of electricity to Copasa, with payment scheduled up to September 2012, and financial updating by the IGPM index + 0.5% p.m.

(3)

Part of the contracts of Forluz are updated by the IPCA (Expanded Consumer Price Index) published by the IBGE (Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees excluding productivity, plus 6% per year (See Explanatory Note 17).

For more information on the main transactions, see Explanatory Notes 4, 8,13,14,17,19, 23 and 24.

27) – FINANCIAL INSTRUMENTS

Cemig Distribuiçao uses financial instruments restricted to cash and cash equivalents, consumers and traders, amounts receivable from the Minas Gerais state government, loans and financings, and debentures, and the gains and losses obtained on the transactions are registered in full by the accrual method.

The derivative instruments contracted by the company have the purpose of protecting the company’s operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require payments of cash, but only of the gains or losses that actually occur. The net results of these transactions represented losses on March 31, 2008 and 2007 of, respectively, R$ 7,291 and R$ 21,076. These are posted in Financial revenue (expenses).

The recognition of the net result not realized in operations with derivative instruments is carried out by the accrual method, which can generate differences when compared with the estimated market value of such instruments. This difference arises from the fact that market value includes recognition at present value of future gains or losses to be incurred on the transactions, in accordance with the expectation of the market at the moment at which the market value is ascertained.

The table below shows the derivative instruments contracted by the company, the gains (losses) not realized, registered, and the respective estimate of market value of these instruments on March 31, 2008:

Principal
			amount	Unrealized loss
Receivable by	Owed by	Period of	contracted		Estimated
Cemig Distribuição	Cemig Distribuição	maturities	–‘000	Book value	market value

In US$:	In R$:	From
5.58% p.a. to 7.14% p.a.	CDI + rate	4 / 2008
	1.5% p.a. to 3.01% p.a.	to 6 / 2013	US$62,072	(115,467)	(121,032)

28) – THE TARIFF REVIEW

On April 7, 2008 Aneel published the result of the 2nd Tariff Review of Cemig Distribuição. The average impact perceived by consumers will be a reduction of 12.24% in their electricity invoices as from April 8, 2008. The rate adjustment is in fact different for different types of consumer – as an example, residential consumers had a reduction of 17.11% on their energy bills, while high-voltage consumers had a reduction of 8.02%.

The result of the Review is an aspect of the regulation of the sector which requires that the gains in productivity resulting from the reduction of costs achieved by Cemig in the years since the last prior tariff review must be passed on to the tariff charged to consumers.

The Tariff charged to Free Consumers for use of the Distribution System (TUSD) was increased by 2.01%, mainly reflecting the increase of 3.25% for consumers connected at 138kV.

It should also be highlighted that as from the second cycle of the company’s tariff review, i.e. April 8, 2008, the Special Obligations will begin to be amortized, posted as credits in the income statement, using the average depreciation rate on the assets that gave rise to them. The company estimates that the amount of the credit to be posted in the income statement for 2008 for this depreciation will be approximately R$ 88,019.

29) – STATEMENT OF CASH FLOWS

This statement is in accordance with the criteria for disclosure established by the US accounting statement FAS 95 - Statement of Cash Flows, considering that the company is registered with the SEC (Securities and Exchange Commission) of the US and also prepares financial statements in accordance with accounting principles generally accepted in the US (US GAAP).

	31/03/2008	31/03/2007
FROM OPERATIONS
Net profit for the year	270,659	180,398
Expenses (revenues) not affecting cash
Depreciation and amortization	110,515	95,059
Net write-offs of fixed assets	3,839	2,597
Interest and monetary variations, non-current	(2,597)	(58,200)
Deferred income tax and Social Contribution	(33,487)	(53,356)
Provisions for operational losses	7,859	50,861
Provision for Extraordinary Tariff Recomposition	1,470	2,735
Post-employment obligations	37,169	18,393
	395,427	238,487
Reduction (increase) in assets
Consumers and traders	12,214	39,670
Extraordinary tariff recomposition	80,346	54,490
Taxes subject to offsetting	(86,825)	(81,209)
Transport of energy	(16,429)	(42,156)
Deferred tariff adjustment	100,416	130,102
Regulatory asset – PIS, Pasep and Cofins	54,903	11,289
Other current assets	(81,197)	23,653
Anticipateõ expenses – CVA	(105,665)	(221,163)
Other non-current assets	14,084	(26,557)
	(28,153)	(111,881)
Increase (reduction) in liabilities
Suppliers	(54,219)	(144,480)
Taxes, charges and contributions	157,188	112,183
Salaries and social contributions	(23,224)	(633)
Regulatory charges	8,849	(37,081)
Loans and financings	55,063	46,472
Post-employment obligations	(41,400)	(41,636)
Anticipated expenses - CVA	(1,499)	268,290
Losses on financial instruments	7,291	21,076
Others	(77,779)	(44,578)
	30,270	179,613

CASH GENERATED BY OPERATIONS	397,544	306,219

FINANCING ACTIVITIES
Financings obtained	2,675	34,599
Short-term loans	—	200,000
Payment of loans and financings	(11,144)	(17,825)
Interest on Equity and dividends	(27,741)	(15,239)
	(36,210)	201,535
TOTAL INFLOW OF FUNDS	361,334	507,754

CAPITAL EXPENDITURE
On investments	2	—
On fixed assets	(41,932)	(206,739)
Special Obligations – consumer contributions	(27,494)	68,989
	(69,424)	(137,750)

NET CHANGE IN CASH POSITION	291,910	370,004

STATEMENT OF CHANGE IN CASH POSITION
At start of year	636,286	214,103
At end of year	928,196	584,107
	291,910	370,004

ECONOMIC – FINANCIAL PERFORMANCE

Amounts are in thousands of Reais unless otherwise stated.

Profit in the period

In the first quarter of 2008 (1Q08), Cemig Distribuição reported net profit of R$ 270.659 million, 50.03% higher than the net profit of R$180.398 reported for the first quarter of 2007. This result mainly reflects Net sales revenue 27.03% higher, partially offset by Operational costs and expenses 21.99% higher.

Ebitda information (method of calculation not reviewed by our external auditors).

The Ebitda of Cemig Distribuição in first quarter 2008 was a significant 37.55% higher than in 2007. Adjusted for non-recurring items, it was 27.18% higher.

As part of the tariff review of Cemig Distribuição, Aneel included in the tariff to be applied as from April 8, 2008 certain financial items relating to previous business years which resulted in the recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers in the period April 8, 2008 to April 7, 2009. The impact on Ebitda of this non-recurring recognition of the financial items was R$ 58,134, as shown in this table:

EBITDA - R$ -million	31/03/2008	31/03/2007	Change, %
		(Reclassified)
Net profit	270,659	180,398	50.03
+ Income tax and Social Contribution	141,031	94,871	48.66
+ Employees’ and managers’ shares in results	16,155	15,842	1.98
+ Non-operational revenue (expenses)	1,464	9,350	(84.34)
– Financial revenue (expenses)	(10,541)	(10,715)	(1.62)
+ Amortization and depreciation	110,515	95,059	16.26
= EBITDA	529,283	384,805	37.55
Non-recurring items:
– Tariff review – Net revenue	(62,464)	—	—
+ Tariff review– Operational expense	4,330	—	—
+ Adjustment to RGR charge – Homologation by Aneel	—	14,899	—
– Energy CVA	—	(29,245)	—
= ADJUSTED EBITDA	471,149	370,459	27.18

The higher Ebitda in the first quarter of 2008 than in the first quarter of 2007 was mainly due to net sales revenue 27.03% higher, partially offset by operational costs and expenses (excluding the effect of depreciation and amortization expenses) 22.59% higher. The improved performance in 2008 was reflected in Ebitda margin, which rose from 29.66% in 1Q07 to 32.12% in 2008.

Gross revenue from supply of electricity and use of the network – captive consumers

Gross revenue from retail supply of electricity in 1Q08 was R$ 2.343 billion, compared to R$ 1.921 billion in 1Q07, i.e. 22.02% higher.

The main impacts on 2008 revenues arose from the following factors:

•              Tariff readjustment averaging 5.16% on consumer tariffs, starting from April 8, 2007 (full effect in 2008).

•              5.48% increase in volume of energy invoiced to final consumers (excluding internal consumption).

•              Recognition of non-recurring revenue relating to financial items of previous years which were included in the tariff, resulting in the constitution of regulatory assets in the gross amount of R$ 67,194.

Electricity sold to final consumers (MWh)

(Data not audited by independent auditors)

	31/03/2008	31/03/2007	Change, %
Residential	1,729,761	1,693,718	2.13
Industrial	1,224,837	1,144,147	7.05
Commercial, services and others	1,084,482	1,010,860	7.28
Rural	453,242	385,238	17.65
Public authorities	152,436	144,871	5.22
Public illumination	259,068	266,041	(2.62)
Public service	262,152	252,499	3.82
Total	5,165,978	4,897,372	5.48

Revenue for use of the network – Free Consumers

This revenue refers to the Tariff for Use of the Distribution System (TUSD) charged to Free Consumers on energy sold, principally by Cemig Geração e Transmissão, and was not significantly different between 1Q07 – when it was R$ 313,102, and 1Q08, when it was R$ 315,032.

Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”) used as a reference in the calculation of the tariff adjustment and the disbursements actually made are offset in the subsequent tariff adjustments, and are registered in Current assets and Long term assets. Complying with the Aneel Chart of Accounts, some Items are allocated as Deductions from operational revenue. Please refer to further information in Explanatory Note 2 and Note 7 to the Quarterly Information.

As from March 2008 the company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs which were actually received in the tariff is transferred to Operational expenses, as shown in Explanatory Note 6, Item “b”.

Deductions from operational revenues

Deductions from operational revenues amounted to R$ 1,028,152 In 1Q08, compared to R$ 950,810 in 1Q07, 8.13% higher. The principal changes in these expenses are as follows:

Fuel Consumption Account – CCC

The deduction from revenue relating to the CCC was R$ 62,594 in 1Q08, compared to R$ 112,880 in 1Q07, 44.55% lower. This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro-rata among electricity concession holders by the Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

Energy Development Account – CDE

The deduction from revenue relating to the CDE was R$ 75,073 in 1Q07, compared to R$ 74,091 in 1Q07, an increase of 1.33%. The payments are specified by an Aneel Resolution. This is a non-controllable cost, with the expense recognized in the income statement corresponding to the value effectively passed through to the tariff.

RGR – Global Reversion Reserve

The deduction from revenue relating to the CDE was R$ 15,420 in 1Q08, compared to R$ 25,527 in 1Q07, a reduction of 39.59%. This basically reflects the accounting, in March 2007, of a complement to the expense for 2005, in the amount of R$ 14,899, as homologated by Aneel.

The other deductions from revenue are for taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 1,229,014 in 1Q08, 21.99% higher than the R$ 1,007,434 reported for 1Q07. This is mainly due to variation in personnel costs, energy bought for resale and post-employment obligations. For further information on the composition of operational costs and expenses, see Explanatory Note 24 to the Quarterly Information.

The principal changes in expenses are:

Personnel expenses

Personnel expenses totaled R$ 194.660 million in 1Q08, vs. R$ 156.756 million in 1Q07, representing an increase of 24.18%. This increase was basically due to the following factors:

•                  salary increase of 5.00% given to employees in November 2007;

•                  provision of R$ 3,881 for the Voluntary Dismissal Program (PPD), in first quarter 2008; and

•               lower transfer of personnel costs to works in progress (R$ 16,269 in 2008 vs. R$ 29,709 in 2007), as a result of the lower capital expenditure program in 2008.

Further information on the composition of personnel expenses is given in Explanatory Note 24 to the Quarterly Information.

Electricity purchased for resale

Expense on electricity purchased for resale was R$ 577,738 in 1Q08, compared to R$ 440,021 in 1Q07, representing an increase of 31.30%. This is a non-controllable cost, with the expense recognized in the income statement corresponding to the value actually passed through to the tariff. Further information is given in Explanatory Note 24 to the Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization was 16.26% higher, at R$ 110,515, in 1Q08, than in 1Q07 (R$ 95,059), basically reflecting the startup of new distribution networks and lines as a consequence of the investments in the Light for Everyone program.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 37,169 in 1Q08, compared to R$ 18,393 in 1Q07, 102.08% higher. These expenses basically represent interest on the actuarial liabilities of Cemig Distribuição, net of the expected return on plan assets, as estimated by an external actuary. The higher expense in 2008 basically reflects the adjustment in the actuarial assumptions in December 2007, in which the assumed interest rate was reduced, increasing the value of the actuarial obligations.

Operational provisions

Operational provisions totaled R$ 36,652 in 1Q08, compared to R$ 50,861 in 1Q07, a reduction of 27.94%. This lower figure basically reflects the provision of R$ 30,000 for administrative proceedings by Aneel, made in March 2007. Please refer to further information in Explanatory Note 18 and Note 24 to the Quarterly Information.

Charges for Use of the Transmission Grid

Expenses on charges for the use of the transmission grid were R$ 119,994 in 1Q08, vs. R$ 116,984 in 1Q07, 2.57% higher. These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution. This is a non-controllable cost, with the expense recognized in the income statement corresponding to the value effectively passed through to the tariff.

Outsourced services

Expenses on outsourced services in 1Q08 were R$ 99,953, 28.47% higher than in 1Q07 (R$ 77,800). This primarily reflects increased spending on maintenance and conservation of electricity facilities, contracted labor and communication. The expenses in the line are detailed in Explanatory Note 24 to the Quarterly Information.

Financial revenues (expenses)

In 1Q08 the company reported net financial expenses of R$ 10,541, compared to net financial expenses of R$ 10,715 in 1Q07. The main factors in this financial result are:

•                Revenue from cash investments was 125.25% higher in 2008, due to a higher average balance of cash invested. This revenue was R$ 18,040 in 1Q08, vs. R$ 8,009 in 2007.

•                The revenue from arrears penalty payments on client electricity bills was R$ 22,500 higher, at R$ 43,048 in 1Q08, vs. R$ 20,548 in 1Q07. This variation arises from the revenue posted in 1Q08, in the amount of R$ 10,516, relative to accounts received from major industrial consumers for consumption in prior years – the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•                Lower revenue from monetary updating on the General Agreement for the Electricity Sector. The revenue was R$ 27,337 in the first quarter of 2008, vs. R$ 40,659 in 1Q 2007 – reflecting the lower value of the regulatory assets in 2008, as part of the regulatory assets previously posted (RTE and Deferred Tariff Adjustment) were amortized.

•                Monetary updating and interest on the Deferred Tariff Adjustment was 28.83% lower, at R$ 25,897, in 1Q08, than in 1Q07 (R$ 36,387) – again due to reduction of the principal value of the asset as a result of parts of it being received in electricity accounts. For further details please see Explanatory Note 10 to the Quarterly Information.

•               Net loss of R$ 1,351 on currency variations in 1Q08, compared to net gain of R$ 21,886 in 1Q07. This was basically due to lower depreciation of the dollar against the Real in 2008 than in 2007 and the reduction in the balance of the debt in foreign currency. In the first quarter of 2008 the dollar depreciated against the Real by 1.25%; while in first quarter 2007 it depreciated 4.10%.

•               Net loss on financial instruments in 1Q08, of R$ 7,291, compared to a net loss of R$ 21,076 in 1Q 2007. This mainly arises from the variation in the US Dollar mentioned in the previous paragraph, since for part of its debt in foreign currency the Company entered into swap transactions in which the indexor on contracts was swapped from foreign currency to CDI.

•      Lower expenses on the CPMF tax due to its being abolished.

For a breakdown of financial revenues and expenses, see Explanatory Note 25 to the Quarterly Information.

Income tax and Social Contribution

In 1Q08 Cemig Distribuição posted expenses on income tax and Social Contribution of R$ 141,031, representing 32.96% of the pre-tax profit of R$ 427,845. In 1Q07, the company posted expenses on income tax and Social Contribution of R$ 94,871, representing 32.59% of the pre-tax profit of R$ 291,111 million. These effective rates are reconciled with the nominal rates in Explanatory Note 9 to the Quarterly Information.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

FINANCIAL INDICATORS

Information not reviewed by our external auditors.

OPERATIONAL INDICATORS	1Q 08	1Q 07	Var.
(Not reviewed by our external auditors)
EFFICIENCY
MWh/ employee (MWh)	622.22	590,65	0.16
Consumers/ employee (n°)	779.32	758.74	2.71
SERVICE QUALITY
Average outage time per consumers (hs)	4.34	4.14	4.83
Average consumers outage frequency (no)	1.06	1.87	(43.32)
AVERAGE TARIFF(R$/MWh)
Residential	538.23	496.58	8.39
Industrial	328.71	282.13	16.51
Commercial	468.82	434.75	7.84
Rural	301.62	293.23	2.86
Other	324.05	292.90	10.64
Final Consumer	425.29	390.13	9.01

REPORT OF REVIEW BY INDEPENDENT AUDITORS

To

The Board of Directors

Cemig Distribuição S.A.

Belo Horizonte, Minas Gerais

1.                       We have examined the accounting information contained in the Quarterly Information (ITR) of Cemig Distribuição S.A. for the quarter ending March 31, 2008, consisting of the balance sheet, income statement and statement of cash flows, the report on performance and explanatory notes. These were prepared under the responsibility of the Company’s management.

2.                       Our review was carried out in accordance with the specific rules established by Ibracon – the Institute of Independent Auditors of Brazil, together with the Federal Accounting Council (CFC), and consisted, principally, of: (a) enquiry and discussion with the managers responsible for the accounting, financial and operational areas of the Company, as to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and the subsequent events which may have had or may in the future have significant effects on the company’s financial situation and its operations.

3.                       Based on our examination, we are not aware of any material change which should be made to the accounting information contained in the Quarterly Information referred to above, for it to be in accordance with the rules issued by the CVM (Comissão de Valores Mobiliários), applicable to preparation of Quarterly Information, including CVM Instruction 469/08.

4.                       As mentioned in Explanatory Note 2, Law 11638 of December 28, 2007 came into force on January 1, 2008. This law changed, repealed and introduced new provisions in Law 6404/76 (the Corporate Law) and changed the accounting practices adopted in Brazil. Although this law has already come into force, some changes introduced by it are still awaiting normalizing rules to be made by the regulatory bodies before they are to be adopted by companies. For this reason, in this transition phase, the CVM, through CVM Instruction 469/08, made immediate application of the provisions of Law 11638/07 in preparation of the Quarterly Information (ITR) optional. Hence, the accounting information contained in the Quarterly Information for the quarter ended March 31, 2008 was prepared in accordance with specific instructions of the CVM and does not include the changes in accounting practices introduced by Law 11638/07.

5.                       As mentioned in Explanatory Note 28 to the Quarterly Information (ITR), as a result of the 2nd periodic tariff review specified in the concession contract, Aneel has, provisionally, homologated the Company’s tariff repositioning at –12.24%, to be applied to the period from April 8, 2008. Any effects arising from the final review will be reflected in the Company’s equity and financial position in subsequent periods.

6.                       The Quarterly Information (ITR) of the Company for the quarter ended March 31, 2007, presented here for comparison, was examined by other independent auditors, who issued a report, without qualification, on it, dated May 8, 2007.

May 7, 2008

KPMG Auditores Independentes

CRC No.: SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant – CRC MG 058176/O-0

3.             Financial Statements of CEMIG Geração e Transmissão S.A., as of and for the Three Months Ended March 31, 2008

BALANCE SHEET

AT MARCH 31, 2008 AND DECEMBER 31, 2007

ASSETS

(In thousands of reais)

	Consolidated		Controlling Company
	3/31/2008	12/31/2007	31/03/2008	12/31/2007
		Restated		Restated
CURRENT ASSETS
Cash and Cash Equivalents (Note 3)	976,326	916,288	967,753	907,116
Consumers and Resellers (Note 4)	320,256	299,796	320,256	299,796
Concession Holders – Energy Transmission	55,670	46,131	55,670	46,131
Taxes for Offset (Note 6)	329,127	222,825	329,072	222,745
Resellers – Free Energy Transactions (Note 5)	16,002	31,426	16,002	31,426
Tax Credits (Note 7)	164,938	172,111	164,938	172,111
Inventory	3,577	3,794	3,577	3,794
Other Credits	53,235	68,616	53,235	68,616
TOTAL CURRENT ASSETS	1,919,131	1,760,987	1,910,503	1,751,735
NON-CURRENT ASSETS

Long-Term Assets
Tax Credits (Note 7)	58,903	52,916	58,903	52,916
Resellers – Free Energy Transactions (Note 5)	8,737	13,646	8,737	13,646
Taxes for Offset (Note 6)	16,665	10,600	16,665	10,600
Deposits Linked to Litigation	34,195	32,304	34,195	32,304
Credits with Related Entities	7,044	2,675	7,044	2,675
Other Credits	7,747	7,682	7,747	7,682
Total Long-Term Assets	133,291	119,823	133,291	119,823
Permanent

Investments (Note 8)	1,011,980	1,004,095	1,038,758	1,030,873
Fixed (Note 9)	4,878,596	4,909,364	4,845,501	4,884,473
Intangible (Note 9)	10,969	11,549	10,919	11,499
Deferred	4,312	1,326	3,902	—
Total Permanent Assets	5,905,857	5,926,334	5,899,080	5,926,845
TOTAL NON-CURRENT ASSETS	6,039,148	6,046,157	6,032,371	6,046,668
TOTAL ASSETS	7,958,279	7,807,144	7,942,874	7,798,403

The explanatory notes are an integral part of the quarterly information.

BALANCE SHEET

AT MARCH 31, 2008 AND DECEMBER 31, 2007

LIABILITIES

(In thousands of reais)

	Consolidated		Controlling Company
	3/31/2008	12/31/2007	3/31/2008	12/31/2007
CURRENT LIABILITIES
Loans and Financing (Note 12)	423,377	393,804	423,377	393,804
Debentures (Note 12)	27,230	10,486	27,230	10,486
Suppliers (Note 10)	86,286	236,313	84,591	232,767
Taxes, Rates and Contributions (Note 11)	300,504	211,815	300,368	211,789
Interest on Own Capital and Dividends Payable	535,398	541,518	535,398	541,518
Salaries and Social Charges	46,914	51,142	46,905	51,046
Rogulatory Charges (Note 13)	82,466	78,391	82,466	78,391
Profit-Sharing	6,933	21,726	6,933	21,726
Debts with Related Entities	2,264	2,249	2,264	2,249
Retirement Obligations (Note 14)	18,059	20,065	18,059	20,065
Provision for Losses - Financial Instruments (Note 23)	54,497	58,272	54,497	58,272
Other Obligations	47,789	64,718	47,789	64,718
TOTAL CURRENT LIABILITIES	1,631,717	1,690,499	1,629,877	1,686,831

NON-CURRENT LIABILITIES
Long-Term Liabilities
Loans and Financing (Note 12)	1,984,285	1,973,280	1,970,720	1,968,213
Debentures (Note 12)	738,526	734,077	738,526	734,077
Provisions for Contingencies (Note 15)	6,488	7,553	6,488	7,553
Suppliers (Note 10)	13,439	25,803	13,439	25,803
Retirement Obligations (Note 14)	257,197	256,105	257,197	256,105
Taxes, Rates and Contributions (Note 11)	54,980	52,377	54,980	52,377
Regulatory Charges (Note 13)	1,026	2,034	1,026	2,034
Other Obligations	76,630	77,153	76,630	77,147
TOTAL NON-CURRENT LIABILITIES	3,132,571	3,128,382	3,119,006	3,123,309

NET EQUITY (Note 16)
Company Capital	2,896,785	2,896,785	2,896,785	2,896,785
Profit Reserve	91,478	91,478	91,478	91,478
Accumulated Profits	205,728	—	205,728	—
TOTAL NET EQUITY	3,193,991	2,988,263	3,193,991	2,988,263
TOTAL LIABILITIES	7,958,279	7,807,144	7,942,874	7,798,403

The explanatory notes are an integral part of the quarterly information.

INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND MARCH 31, 2007

(In thousands of reais, except net income per lot of one thousand shares)

	Consolidated and Controlling
	Company
	3/31/2008	3/31/2007
		Restated
OPERATING REVENUES
Gross Electricity Supply (Note 17)	721,201	594,026
Revenues from Network Use (Note 18)	150,434	140,998
Other Operating Revenues	6,427	3,601
	878,062	738,625
DEDUCTIONS TO OPERATING REVENUES (Note 19)	(195,289)	(151,454)
NET OPERATING REVENUES	682,773	587,171
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY (Note 20)
Charges for Basic Transmission Network Use	(64,437)	(61,964)
COST OF OPERATION (Note 20)
Personnel and Administrators	(53,302)	(48,139)
Retirement Obligations	(9,987)	(5,079)
Materials	(2,508)	(2,700)
Raw Materials and Inputs for Energy Production	(21,785)	—
Third-Party Services	(15,086)	(17,118)
Depreciation and Amortization	(56,345)	(55,603)
Operating Provisions (Reversal)	932	(92)
Financial Compensation for Use of Hydro Resources	(31,201)	(35,935)
Other Operating Costs	(4,026)	(11,085)
	(193,308)	(175,751)

TOTAL COST	(257,745)	(237,715)

GROSS INCOME	425,028	349,456

OPERATING EXPENSES (Note 20)
General and Administrative Expenses	(15,972)	(10,795)
Other Operating Expenses	(3,923)	(3,067)
	(19,895)	(13,862)
RESULT OF SERVICE (OPERATING PROFIT BEFORE FINANCIAL
REVENUES AND EXPENSES)	405,133	335,594
Net Financial Expenses (Note 21)	(79,686)	(69,062)
OPERATING INCOME	325,447	266,532

NON-OPERATING RESULT	(7,847)	5,476
INCOME BEFORE TAXES AND STATUTORY PARTICIPATIONS	317,600	272,008
Income Tax and Social Contribution (Note 7b)	(111,984)	(100,923)
Deferred Income Tax and Social Contribution (Note 7b)	5,031	10,192
Employee and Manager Profit-Sharing	(4,919)	(5,066)
NET INCOME IN THE PERIOD	205,728	176,211
NET INCOME PER LOT OF ONE THOUSAND SHARES – R$	71.02	60.83

The explanatory notes are an integral part of the quarterly information.

EXPLANATORY NOTES TO QUARTERLY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007

AND FOR THE QUARTERS ENDED MARCH 2008, AND MARCH 31, 2007

(In thousands of reais, unless otherwise indicated)

1) OPERATING CONTEXT

Cemig Geração e Transmissão S.A. (“the Company,” or “Cemig Geração e Transmissão”), is a publicly traded corporation, a wholly owned subsidiary of Companhia Energética de Minas Gerais - CEMIG (“CEMIG”), that was formed on September 8, 2004, whose operational start-up was January 1, 2005 as a result of the process of unbundling the activities of CEMIG.

The purpose of Cemig Geração e Transmissão is: (i) to study, plan, project, build, operate and develop electricity generation, transmission and commercialization systems and related services that have been or that may be transferred, by any legal deed, or companies over which it maintains shareholder control; (ii) to develop activities in the different fields of energy, at any of its sources, seeking economic and commercial development; (iii) to provide consulting services within its area of activity to companies in Brazil and abroad, and (iv) to perform activities that are directly or indirectly related to its company purpose.

Transfer of CEMIG’s generation concessions to Cemig Geração e Transmissão is in the process of being approved by Agência Nacional de Energia Elétrica - “ANEEL,” the National Electricity Agency.

Cemig Geração e Transmissão owns 46 plants, of which 43 are hydroelectric, 1 wind and 2 thermoelectric, and transmission lines, the majority of which form part of the basic network of Brazil’s generation and transmission system.

The opening of the Company’s capital was authorized by the Comissão de Valores Mobiliários “CVM,” the Brazilian equivalent of the Securities and Exchange Commission, on October 10, 2006. It is noted that its shares are not traded on a stock exchange.

The Company has an equity stake in the following controlled companies under development:

•                  Hidrelétrica Cachoeirão S.A. (jointly controlled – participation of 49.00%) – Production and commercialization of electricity under an independent production system, through the Cachoeirão hydroelectric plant located in Pocrane, in the state of Minas Gerais. For more information see Explanatory Note 8.

•                  Guanhães Energia S.A. (jointly controlled – participation of 49.00%) – Production and commercialization of electricity through construction and development of the small hydroelectric plants Dores de Guanhães, Senhora do Porto and Jacaré, located in the municipality of Dores de Guanhães, in the state of Minas Gerais, and Fortuna II, located in the municipality of Virginópolis, in the state of Minas Gerais. For more information see Explanatory Note 8.

•                  Cemig Baguari Energia S.A. (jointly controlled – participation of 100.00%) – Production and commercialization of electricity under an independent production system. Cemig Geração e Transmissão expects to transfer the assets of the Baguari Consortium to that controlled company, and projects the start of operations in 2009.

•                  Madeira Energia S.A. (jointly controlled – participation of 10.00%) – Implementation, construction, operation and exploration of the Santo Antônio hydroelectric plant located in the hydrographic basin of Rio Madeira in the state of Rondônia, with capacity of 3,150 MW (information not reviewed by independent auditors) and projected start of commercial operation in 2012. For more information see Explanatory Note 8.

2) PRESENTATION OF QUARTERLY INFORMATION

2.1) Presentation of Quarterly Information

The quarterly information of the controlling company and the consolidated companies was developed and prepared in accordance with accounting practices used in Brazil, including: Brazilian Corporate Law, rules of the Comissão de Valores Imobiliários – CVM, and specific legislation applicable to electricity concession holders issued by Agência Nacional de Energia Elétrica – ANEEL.

The quarterly information was prepared following the uniform accounting principles, methods and criteria in relation to those adopted on December 31, 2007.

The Cash Flow Statements were prepared in accordance with the criteria established by FAS 95 – Statement of Cash Flows, in relation to the presentation format, in connection with the Group’s holding company, Companhia Energética de Minas Gerais – CEMIG (“CEMIG”), regarding filing its financial statements with the Securities and Exchange Commission (“SEC”).

As a function of inclusion of the projected payment of profit-sharing of the Company’s employees and managers in the Company By-Laws in 2007, this profit-sharing is recorded as a reducer of Net Income before taxes and statutory participations; thus, until the third quarter of 2007, it was recorded in the line Personnel Expenses.

Alteration in Brazilian Corporate Law

On December 28, 2007, Law No. 11,638/07 was enacted, altering, revoking and introducing new provisions to Brazilian Corporate Law in the chapter related to the release and preparation of financial statement, modifying, among other items, the criteria for the recognizing and valuing assets and liabilities. These changes in accounting practices took effect on January 1, 2008.

The purpose of these alterations was to increase the transparency of Brazilian companies’ financial statements, and to eliminate some regulatory barriers that made it difficult to conform these statements to international accounting principles – IFRS.

The main alterations in the Law that took effect in 2008 that may impact the Company’s Financial Statements are described below:

•                  Substitution of the Statement of Source and Use of Resources – DOAR, for the Statement of Cash Flows – DFC;

•                  Inclusion of the Statement of Added Value – DVA, into the group of financial statements that are prepared and released, and that must be approved at the General Ordinary Shareholders Meeting – AGO.

•                  In addition to what was originally stated in corporate law, creating a new possibility of separation between commercial bookkeeping and tax bookkeeping by establishing an alternative for the company to adopt tax law provisions in its commercial bookkeeping, and not just in auxiliary books, as long as the necessary adjustments are then made after determining the income base for taxation so that the financial statements are in agreement with Brazilian Corporate Law and fundamental accounting principles;

•                  Creation of two new account sub-groups: the Intangible, in Fixed Assets, and Adjustments to Equity Evaluation, in Net Equity; the sub-group of “Adjustments to Equity Evaluation” will essentially serve to cover the counterpart of certain asset valuations at market prices, the valuation of certain financial instruments, and, further, conversion adjustments as a function of the exchange rate variation of company investments abroad still pending specific regulation by the CVM;

•                  New criteria to classify and evaluate investments in financial instruments, including derivatives. These financial instruments will be classified into three categories (to be negotiated, maintained until maturity, and available for sale), and their valuation by cost plus yield, or at market value will be done as a function of their classification in one of those categories;

•                  Introduction of the concept of Adjustment to Present Value for operations, long-term assets and liabilities, and for relevant short-term assets and liabilities, which is awaiting specific regulation by the CVM;

•                  When operations of incorporation, merger or split-off (combination of companies) occur between unrelated parties, and when they are linked to the effective transfer of control, all the assets and liabilities of the incorporated, merged or split company must be identified, valued and recorded at market value.

•                  Elimination of the possibility of performing spontaneous revaluation of fixed assets.

As communicated to the market, in 2008 the CVM intends to conclude its normative process for the provisions of corporate law that were altered and that need regulation, and it will review all the normative acts regarding accounting matters, in order to verify and eliminate possible divergences in relation to the specific alterations produced by the new law.

Company Management is in the process of evaluating the effects that the abovementioned alterations will have on the net equity and results for the year 2008, and it will consider the guidance and definitions to be issued by the regulatory entities. At this time, Management does not believe it is possible to determine the effects of these alterations on the results and on net equity for the quarter ended March 31, 2008.

Restatement of Accounting Balances

For comparison purposes, the following alterations were made to the amounts previously presented in the 2007 financial statements:

Original Account		Restatement Account

Current Assets		Current Assets

Taxes for Offset	(17,516)	Tax Credits	17,516

Operating Costs – Cost of Operation		Results

Personnel and Managers	5,066	Employee Profit-Sharing	(5,066)

2.2) Consolidated quarterly Information

The consolidated quarterly information at March 31, 2008 includes the statements of the Company and the controlled companies Hidrelétrica Cachoeirão S.A., Guanhães Energia S.A., Cemig Baguari Energia S.A. and Madeira Energia S.A.

The accounting policies were applied uniformly to all the consolidated companies, and they are consistent with the policies used in the previous year.

The following were eliminated in the consolidation process: (i) participation in the net equity of the controlled companies; (ii) the result of the equity pick-up; (iii) the amounts of assets and liabilities between the consolidated companies, and (iv) the amounts of revenues and expenses arising from transactions between the consolidated companies.

The companies with shared control were proportionally consolidated as a function of the percent of participation. Therefore, each area of quarterly information was consolidated after application of the percent of participation. Consequently, there is no line for minority participation.

3) CASH AND CASH EQUIVALENTS

	Consolidated		Controlling Company
	3/31/2008	12/31/2007	3/31/2008	12/31/2007

Bank Accounts	12,121	111,017	10,757	105,013
Short-Term Investments	964,205	805,271	956,996	802,103
	976,326	916,288	967,753	907,116

Short-Term Investments correspond to transactions with domestic financial institutions that are contracted under normal market conditions and rates, and they are available to be used in the Company’s operations.

4) CONSUMERS AND RESELLERS

Consolidated and Controlling Company
			More than 90
		90 Days Past	Days Past	Total
Consumer Class	Amounts Due	Due	Due	3/31/2008	12/31/2007
Industrial	70,298	7,027	61,560	138,885	175,671
Supply to Other Concession Holders	181,456	—	—	181,455	124,209
Provision for Credits for Doubtful Payment	—	—	(84)	(84)	(84)
	251,753	7,027	61,476	320,256	299,796

The Company forms a provision for credits for doubtful payment through individual analysis of client payments, considering the history of non-payment, negotiations under way, and the existence of real guarantees.

The Provision for Credits for Doubtful Payment formed is considered to be sufficient to cover possible losses in the realization of these assets.

The amount of R$45,056 is recorded in relation to industrial consumer credits not paid as a function of the injunction that allowed non-payment of that amount until the final judgment of the legal action questioning the tariff adjustment during the period of the Cruzado Plan through Directive 45/86. The Company expects the conclusion of this legal proceeding in 2008, and that the mentioned values will be received in full.

5) RESELLERS – TRANSACTIONS WITH FREE ENERGY

The Company’s rights and obligations in relation to free energy transactions within the scope of the Câmara de Comercialização de Energia Elètrica – CCEE [Electricity Commercialization Entity] during the period of the Rationing Program are shown below:

	Consolidated and Controlling
	Company
	3/31/2008	12/31/2007
ASSETS
Amounts to be received from distributors	425,910	436,084
Provision for tosses in realization	(401,171)	(391,012)
	24,739	45,072

Current	16,002	31,426
Non-Current	8,737	13,646

The amounts to receive in Assets refer to the difference between the prices paid by the Company in energy transactions in the CCEE during the period of the Rationing Program, and the amount of R$49.26/MWh, which must be reimbursed by the distributors through the amounts collected through the RTE, as defined in the General Agreement of the Electricity Sector.

As per ANEEL Resolution No. 36 of January 29, 2003, electricity distributors collect and pass through the amounts obtained on a monthly basis through the RTE to generators and distributors with amounts receivable, among which the Company has been included since March of 2003.

The rights of Cemig Geração e Transmissão are updated by the SELIC variation plus 1.00% interest per year.

The conclusion of some legal proceedings under way brought by market agents in relation to the interpretation of rules in effect during the period of transactions within the scope of the CCEE may result in alterations to the recorded amounts.

Provision for losses in realization

Cemig Geração e Transmissão receives RTE amounts from Cemig Distribuição and from other distributors, and there is a deadline stipulated by ANEEL to pass through those amounts to the Company.

The Company conducted a study considering the average pass-through amounts received from the distributors to verify if the period stipulated for the distributors to effect the pass-through would be sufficient for recovery of the amounts approved by ANEEL. Based on that study, the provision for losses in realization of credits from free energy on March 31, 2008 was estimated to be R$401,171 (R$391,012 on December 31, 2007).

6) TAXES FOR OFFSET

	Consolidated		Controlling Company
	3/31/2008	12/31/2007	3/31/2008	3/31/2007
		Restated		Restated
Current
ICMS Recoverable	44,031	44,065	44,031	44,032
Income Tax	161,876	71,190	161,821	71,143
Social Contribution	54,499	22,363	54,499	22,363
PASEP	12,098	11,939	12,098	11,939
COFINS	55,602	54,866	55,602	54,866
Others	1,021	18,402	1,021	18,402
	329,127	222,825	329,072	222,745
Non-Current
ICMS Recoverable	16,665	10,600	16,665	10,600
	345,792	233,425	345,737	233,345

The amounts of Income Tax and Social Contribution refer to credits from the Legal Entity Income Tax Statement – DPIJ, from prior years, and advance payments in 2008 that will be offset with Income Tax and Social Contribution payable reported for the year, which are recorded in the line Taxes, Rates and Contributions.

The recoverable ICMS credits that are recorded in Long-Term Assets come from acquisitions of fixed assets, which may be offset in 48 months. The Company is in the process of adapting to the new electronic information requirements demanded by the government of the state of Minas Gerais, which will allow credits to be offset in 2008.

7) TAX CREDITS

a) Deferred Income Tax and Social Contribution:

The Company has recorded Income Tax credits at the rate of 25.00%, and Social Contribution at the rate of 9.00%, as follows:

	Consolidated and Controlling
	Company
	3/31/2008	12/31/2007
		Restated
Tax Credits on Temporary Differences:
Provision for Losses in Realization of Amounts Receivable from Free Energy	136,398	132,944
Retirement Obligations	12,851	12,236
Provision for PASEP/COFINS – Extraordinary Tariff Adjustment	1,187	1,187
Financial Instruments	34,418	33,098
Exchange Rate Variation	19,746	17,468
Contingencies	2,206	2,568
Asset Provision – Extraordinary Tariff Adjustment	14,858	17,516
Others	2,177	8,010
	223,841	225,027

Current Assets	164,938	172,111
Non-Current Assets	58,903	52,916

In a meeting held on March 6, 2008, the Board of Directors approved the technical study prepared by the Director of Finance, Investor Relations and Control of Participations regarding projection of future profitability adjusted to present value, which shows the capacity of realization of the deferred fiscal asset in a maximum period of 10 years, as defined in CVM Instruction No. 371. That study was also submitted to examination by the Audit Committee on March 6, 2008.

In conformance with Company estimates, future taxable profits allow realization of the deferred tax asset existing on March 31, 2008, as shown below:

Consolidated and Controlling Company
2008	155,771
2009	36,788
2010	17,042
2011	5,393
2012	2,422
2013 to 2015	3,855
2016 to 2017	2,570
223,841

b) Reconciliation of Income Tax and Social Contribution Expense;

Reconciliation of the nominal Income Tax expense (rate of 25%) and Social Contribution (rate of 9%) with the effective expense presented in the Income Statement, is as follows:

	Consolidated and Controlling
	Company
	3/31/2008	3/31/2007
		Restated
Earnings Before Income Tax and Social Contribution:	317,600	272,008
Income Tax and Social Contribution – Nominal Expense	(107,984)	(92,482)
Taxes Levied on:
Employee Profit-Sharing	1,672	1,722
Others	(641)	29
Income Tax and Social Contribution	(106,953)	(90,731)

8) INVESTMENTS

	Consolidated		Controlling Company
	3/31/2008	12/31/2007	3/31/2008	12/31/2007
In Controlled Partnerships and Jointly Controlled Companies	—	—	17,150	17,150
Hidrelétrica Cachoeirão S.A.	—	—	9,608	9,608
Guanhães Energia S.A.	—	—	10	10
Cemig Baguari Energia S.A.	—	—	10	10
Madeira Energia S.A.	1,010,228	1,002,340	1,010,228	1,002,340
In Consortiums	1,752	1,755	1,752	1,755
Others	1,011,980	1,004,095	1,038,758	1,030,873

Jointly controlled companies (Information regarding capacity – MWh and projected investments -not reviewed by independent auditors):

Hidrelétrica Cachoeirão S.A.

Cemig Geração e Transmissão (participation of 49.00%) in partnership with Santa Maria Energética S.A. (participation of 51.00%) formed Hidrelétrica Cachoeirão S.A., a projected investment of R$100 million, whose company purpose is to build, operate and develop the small hydroelectric plant Cachoeirão, commercializing electricity.

The plant is in the construction phase, with the projected start-up date for its activities in September 2008, and with installed capacity of 27 MW.

Guanhães Energia S.A.

Cemig Geração e Transmissão (participation of 49.00%) in partnership with Investminas Participações S.A. (participation of 51.00%) formed Guanhães Energia S.A., whose company purpose is generation and commercialization of electricity through the construction and development of the small hydroelectric plants of Dores de Guanhães, Senhora do Porto and Jacaré located on the Guanhães River and in the municipality of Dores de Guanhães, Minas Gerais, with installed capacity of 14 MW, 12 MW and 9 MW, respectively; and Fortuna II, located in the municipality of Virginópolis, Minas Gerais, with installed capacity of 9 MW.

The plants are in the construction phase, with the projected start-up date for their activities in 2009, and with total installed capacity of 44 MW.

Cemig Baguari Energia S.A.

Cemig Baguari Energia S.A. is a wholly owned subsidiary of Cemig, and its purpose is the production and commercialization of electricity through an independent production system through operations of the Baguari plant, with the start of operations in 2009. The Company expects to transfer the assets of the Baguari Consortium to this controlled company during fiscal year 2008.

Madeira Energia S.A.

Cemig Geração e Transmissão (participation of 10.00%) in partnership with Fumas Centrais Elétricas S.A. (participation of 39.00%), Construtora Norberto Odebrecht S.A. (participation of 1.00%), Odebrecht Investimento em Infra-estrutura Ltda. (participation of 17.60%), Andrade Gutierrez Participações S.A. (participation of 12.40%) and Fundo de Investimento em Participações Amazônia Energia (participation of 20.00%), formed Madeira Energia S.A., whose company purpose is the construction, operation and development of the Santo Antônio plant located in the hydrographic basin of Rio Madeira in the state of Rondônia, with capacity of 3,150 MW and projected start of commercial operation in 2012.

Consortiums

The Company participates in consortiums of electricity generation concessions for which companies of an independent legal nature were not formed to manage the object of the mentioned concession, and control is maintained in the accounting ledgers of Cemig Geração e Transmissão of the specific parcel that is equal to the investments made, as follows:

	Participation in Energy	Average Annual Depreciation Rate
	Generated	%	3/31/2008	12/31/2007

In service
Porto Estrela Plant	33.33%	2.48	38,625	38,625
Igarapava Plant	14.50%	2.58	55,554	55,554
Funil Plant	49.00%	2.77	181,403	171,855
Queimado Plant	82.50%	2.45	193,599	193,599
Aimorés Plant	49.00%	2.50	512,946	512,946
Accumulated Depreciation			(90,540)	(83,681)
Total in Operation			891,587	888,898

Under Way
Queimado Plant	82.50%		13,125	13,125
Funil Plant	49.00%		71	9,531
Aimorés Plant	49.00%		24,506	23,369
Baguari Plant	34.00%		80,939	67,417
Total under Construction			118,641	113,442
Total Consortiums			1,010,228	1,002,340

Depreciation of the assets that form the fixed asset of the consortiums is calculated using the straight-line method, based on rates established by ANEEL.

The main information on investments is as follows:

		At March 31, 2008
			Integrated
	Number of	Participation	Company
Jointly Controlled Company	Shares	(%)	Capital	Net Equity

Hidrelétrica Cachoeirão S.A.	35,000,000	49.00	35,000	35,000
Guanhães Energia S. A.	52,000,000	49.00	19,608	19,608
Madeira Energia S.A.	100,000	10.00	100	100
Cemig Baguari Energia S.A.	1,000	100.00	10	10

9) FIXED AND INTANGIBLE ASSETS

	3/31/2008			12/31/2007
	Historical	Accumulated	Net
	Cost	Depreciation	Amount	Net Amount
In Service	8,046,523	(3,483,415)	4,563,108	4,604,037
- Generation	6,684,061	(2,800,497)	3,883,564	3,918,316
Intangible	1,299	(386)	913	432
Land	195,754	—	195,754	195,754
Reservoirs, Dams and Water Channels	3,640,792	(1,311,426)	2,329,366	2,348,362
Buildings, Civil Works and Improvements	856,716	(339,129)	517,587	522,798
Machinery and Equipment	1,984,918	(1,145,346)	839,572	850,554
Vehicles	2,036	(1,779)	257	295
Furniture and Fixtures	2,546	(2,431)	115	121
- Transmission	1,278,917	(627,276)	651,641	657,211
Intangible	9,474	(2,032)	7,442	7,552
Land	2,138	—	2,138	2,138
Buildings, Civil Works and Improvements	102,343	(54,378)	47,965	47,678
Machinery and Equipment	1,164,138	(570,250)	593,888	599,650
Vehicles	175	(109)	66	74
Furniture and Fixtures	649	(507)	142	119
-Administration	83,545	(55,642)	27,903	28,510
Intangible	17,372	(16,179)	1,193	1,616
Land	621	—	621	621
Buildings, Civil Works and Improvements	13,934	(6,990)	6,944	6,487
Machinery and Equipment	37,712	(24,898)	12,814	12,990
Vehicles	10,668	(4,429)	6,239	6,701
Furniture and Fixtures	3,238	(3,146)	92	95
Under Way	301,196	—	301,196	299,811
- Generation	226,996	—	226,996	222,226
Intangible	845	—	845	1,374
Fixed	226,151	—	226,151	220,852
- Transmission	56,754	—	56,754	59,242
Intangible	213	—	213	213
Fixed	56,541	—	56,541	59,029
- Administration	17,446	—	17,446	18,343
Intangible	313	—	313	312
Fixed	17,133	—	17,133	18,031
Total Fixed and Intangible Assets	8,347,719	(3,483,415)	4,864,304	4,903,848
Special Obligations Linked to the Concession	(7,884)	—	(7,884)	(7,876)
Net Fixed and Intangible Assets – Controlling Company	8,339,835	(3,483,415)	4,856,420	4,895,972

	3/31/2008			12/31/2007
	Historical Cost	Accumulated Depreciation	Net Amount	Net Amount
Under Way - Cachoeirão	27,069	—	27,069	20,559
- Generation	27,058	—	27,058	20,549
Fixed	27,008	—	27,008	20,499
Intangible	50	—	50	50
- Administration	11	—	11	10
Fixed	11	—	11	10

Under Way- Guanhães	6,076	—	6,076	4,382
-Generation
Fixed	6,076	—	6,076	4,382

Net Fixed and Intangible Assets – Consolidated	8,372,980	(3,483,415)	4,889,565	4,920,913

Some of the Company’s land and buildings, recorded as Fixed Assets – Administration, were given as guarantees in legal proceedings involving tax, labor and civil matters, and other contingencies in the amount, net of depreciation, of R$1,017 on March 31, 2008 (R$1,030 on December 31, 2007).

According to Articles 63 and 64 of Decree No. 41,019 of February 26, 1957, the assets and facilities used in generation and transmission are linked to those services and cannot be withdrawn, transferred, ceded or given as a mortgage guarantee without the prior express authorization of the Regulatory Entity. ANEEL Resolution No. 20/99 regulates the unbundling of concession assets in the public service of electricity, conceding prior authorization for the unbundling of assets that are not of use to the Concession when destined for transfer, determining that this product is deposited in a linked bank account and used in the concession.

10) SUPPLIERS

	Consolidated		Controlling Company
	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Current
Electricity Supply and Transmission
Purchase of Free Energy during Rationing	33,952	25,797	33,952	25,797
Wholesale Market - CCEE	1,352	51,009	1,352	51,009
Other Generators and Distributors	24,678	29,982	24,678	29,982
	59,982	106,788	59,982	106,788
Materials and Services	26,304	129,525	24,609	125,979
	86,286	236,313	84,591	232,767
Non-Current
Electricity Supply
Purchase of Free Energy during Rationing	13,439	25,803	13,439	25,803
Total Suppliers	99,725	262,116	98,030	258,570

A substantial part of the amounts due to the Purchase of Free Energy during Rationing will be paid by September 2009, and they will be updated by variation in the SELIC and 1.00% of interest per year. The conclusion of some legal proceedings under way brought by market agents in relation to the interpretation of rules in effect during the period of transactions within the scope of the Purchase of Free Energy during Rationing, may result in alterations to the recorded amounts.

11) TAXES, RATES AND CONTRIBUTIONS

	Consolidated		Controlling Company
	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Current
Income Tax	78,537	—	78,530	—
Social Contribution	28,066	—	28,061	—
ICMS	28,079	26,016	28,079	28,016
COFINS	12,993	10,255	12,976	10,255
PASEP	2,933	7,009	2,929	7,009
INSS	3,064	5,905	3,020	5,905
Others	1,925	11,363	1,866	11,337
	155,597	62,548	155,461	62,522
Deferred Obligations
Income Tax	104,668	107,188	104,668	107,188
Social Contribution	37,681	38,588	37,681	38,588
COFINS	2,102	2,868	2,102	2,868
PASEP	456	623	456	623
	144,907	149,267	144,907	149,267
	300,504	211,815	300,368	211,789
Non-Current
Deferred Obligations
Income Tax	40,427	38,512	40,427	38,512
Social Contribution	14,553	13,865	14,553	13,865
	54,980	52,377	54,980	52,377

The deferred obligations refer to the assets and liabilities linked to the General Agreement of the Electricity Sector and other regulatory questions, being due to the extent of realization of these assets and liabilities.

The other obligations payable with Income Tax and Social Contribution recorded in current assets will be offset with early payments recorded in the asset, in the line Taxes for Offset.

12) LOANS, FINANCING AND DEBENTURES

Consolidated
3/31/2008							12/31/2007
		Annual
	Principal	Financial	Currencies		Non-
FINANCING ENTITIES	Maturity	Charges (%)		Current	Currant	Total	Total

FOREIGN CURRENCY
Banco do Brasil S.A. (1)	2009	3.90	JPY	723	68,061	68,784	61,483
B.N.P. Paribas	2010	Libor + 1.875	us$	12,799	17,611	30,410	30,193
BNP Paribas	2012	5.89	EURO	3,149	9,224	12,373	13,389
UNIBANCO S.A. (2)	2009	6.50	US$	247	8,152	8,399	8,371
UNIBANCO S.A. (3)	2009	5.00	US$	104	6,122	6,226	6,227
Debt Denominated in Foreign Currency				17,022	109,170	126,192	119,663

NATIONAL CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00 of the CDI	R$	166	75,000	75,166	75,133
Banco do Brasil S.A.	2009	111.00 of the CDI	R$	2,700	62,644	65,344	63,525
Banco do Brasil S.A.	2013	CDI + 1.70	R$	5,776	89,276	95,052	92,286
Banco do Brasil S.A.	2013	107.60 of the CDI	R$	3,319	30,000	33,319	32,419
Banco do Brasil S.A.	2014	104.10 of the CDI	R$	42,435	900,000	942,435	917,799
HSBC Bank Brasil S.A.	2008	CDI + 2.00	R$	52,178	—	52,178	50,613
Banco Itaú - BBA S.A.	2008	CDI + 2.00	R$	42,113	—	42,113	40,850
Banco Itaú - BBA S.A.	2013	CDI + 1.70	R$	10,713	168,431	179,144	173,901
Banco Votorantim S.A.	2010	113.50 of the CDI	R$	763	25,124	25,887	26,222
BNDES	2008	SELIC + 1.00	R$	—	—	—	25,820
Bradesco S.A.	2013	CDI + 1.70	R$	7,220	133,374	140,594	139,709
Bradesco S.A.	2014	CDI + 1.70	R$	345	4,830	5,175	2,068
Debentures (4)	2009	CDI + 1.20	R$	16,632	349,556	366,188	355,958
Debentures (4)	2011	104.00 of the CDI	R$	10,598	238,816	249,414	242,900
Debentures – Government of the State of M. G.(4)	2031	IGP-M	R$	—	150,154	150,154	145,705
ELETROBRÁS		FINEL + 7.50 to
	2013	8.50	R$	12,193	56,898	69,091	73,299
Santander do Brasil S.A.	2013	CDI + 1.70	R$	230	29,715	29,945	30,594
UNIBANCO S.A.	2009	CDI + 2.98	R$	6,076	104,095	110,171	106,609
UNIBANCO S.A.	2013	CDI + 1.70	R$	10,909	179,061	189,970	184,410
Banco Votorantim S.A.	2013	CDI + 1.70	R$	9	3,102	3,111	3,206
Caixa Econômica Federal	2008	101.50 of the CDI	R$	205,669	—	205,669	200,425
Itaú Finame	2008	URTJ + 8.50	R$	3,541	—	3,541	3,466
Banco do Brasil S.A. (5)	2020	TJLP + 8.50	R$	—	13,565	13,565	5,067
Debt Denominated In Foreign Currency					2,613,64	3,047,22	2,991,98
				433,585	1	6	4
General Total					2,722,81	3,173,41	3,111,64
				450,607	1	8	7

(1) to (4) were contracted swaps with a change in rate. The rates of the loans and financing considering the swaps follow:

(1)	111.00% of the CDI;
(2)	CDI + 2.98% per year;
(3)	CDI + 3.01% per year.
(4)	Simple Debentures, not convertible into shares, without guarantee or preference, nominal and book-entry.
(5)	Loan realized by the jointly controlled company Hidrelètrica Cachoeirão S.A.

The consolidated composition of loans by currency and index, with the respective amortization, is as follows:

								2015 and
	2008	2009	2010	2011	2012	2013	2014	beyond	Total
Currencies
North American Dollar	13,150	26,016	5,869	—	—	—	—	—	45,035
Euro	1,612	3,074	3,075	3,075	1,537	—	—	—	12,373
Yen	723	68,061	—	—	—	—	—	—	68,784
	15,485	97,151	8,944	3,075	1,537	—	—	—	126,192
Indexes
General Price Index – Market – IGP-M	—	—	—	—	—	—	—	150,154	150,154
Internal Eletrobrás Index - FINEL	9,144	12,193	12,193	12,193	12,193	11,175	—	—	69,091
Interbank Deposit Certificate - CDI	417,851	516,294	252,071	390,308	451,947	481,947	300,457	—	2,810,875
Others	3,541	2,055	1,233	1,233	1,233	1,233	1,233	5,345	17,106
	430,536	530,542	265,497	403,734	465,373	494,355	301,690	155,499	3,047,226
	446,021	627,693	274,441	406,809	466,910	494,355	301,690	155,499	3,173,418

The main currencies and indexes used for monetary actualization of the loans and financing experienced the following variations:

Currencies	Variation in the quarter ended 3/31/2008%	Indexes	Variation in the quarter ended 3/31/2008%
North American Dollar	(1.25)%	IGP-M	2.38%
Euro	5.83%	FINEL	0.47%
Yen	10.78%	SELIC	2.64%
		CDl	2.58%

The movement of the loans and financing is as follows:

Amount on December 31, 2007	3,111,647
Financing Obtained	8,498
Monetary and Exchange Rate Variation	11,448
Financial Charges Provisioned	80,736
Financial Charges Paid	(7,790)
Amortization of Financing	(31,121)
Amount on March 31, 2008	3,173,418

Covenants

Cemig Geracão e Transmissão has loans and financing with covenants that were fully met at March 31, 2008.

13) REGULATORY CHARGES

	Consolidated and Controlling
	3/31/2008	12/31/2007
Global Reversion Reserve - RGR	7,260	7,521
Quota for Fuel Consumption Account - CCC	7,599	7,962
Energy Development Account - CDE	8,285	8,328
ANEEL Supervisory Rate	1,291	1,022
Incentive Program for Alternative Electricity Sources - PROINFA	1,633	1,851
National Technological Scientific Development Fund - FNDCT	12,843	12,443
Research and Development	38,160	35,077
Energy System Expansion Research	6,421	6,221
	83,492	80,425

Current Liabilities	82,466	78,391
Non-Current Liabilities	1,026	2,034

14) POST-EMPLOYMENT OBLIGATIONS

The Company is one of the sponsors of Fundação Forluminas de Seguridade Social – FORLUZ, a non-profit entity whose purpose is to provide its members, participants and their dependents with a complement to their retirement and pension, in conformance with the social security plan to which they are linked.

FORLUZ makes the following supplemental retirement benefit plans available to its participants:

Mixed Social Security Benefit Plan (Plano B) – Defined contribution plan in the phase of resource accumulation of retirement benefits for normal time and defined benefit for coverage for disability and death of active participants, as well as receipt of benefits for time of contribution. Sponsor contribution is equal to the basic monthly contributions of the participants, and it is the only plan open to new members.

The contribution of Cemig Geração e Transmissão to this plan is 27.52% for the defined benefit parcel in relation to coverage for disability and death of active participants, and it is used for amortization of the defined obligations through actuarial calculation. The remaining 72.48% referring to the defined contribution plan is destined to nominal accounts of the participants, and they are recognized in the results of the year under the cash system in the line Personnel Expenses.

Closed Social Security Benefits Plan (“Plan A”) – Includes all active participants and members who opted to migrate from the old defined benefit plan, being entitled to a proportional paid benefit. In the case of the assets, this benefit was deferred until the date of retirement.

Defined Benefit Plan – Benefit plan used by FORLUZ until 1998 through which the real average salary of the last three years of activity of the employee in the Company is complemented in relation to the amount of the benefit from Official Social Security. After the process of migration, which occurred in June 2007, approved by the Secretary of Complementary Social Security – SPC, in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the Defined Benefit Plan. Of these, seven are active and 44 are retirees/pensioners. On December 31, 2007, 23 active members and 255 retirees/pensioners were enrolled in this plan.

Independent of the plans made available by FORLUZ, Cemig Geração e Transmissão also continues paying part of the life insurance premium for retirees, and it contributes to a health and dental plan for employees, retirees and dependents, administered by FORLUZ.

Amortization of Actuarial Obligations

Part of the actuarial obligation with retirement benefits in the amount of R$237,835 on March 31, 2008 (R$240,556 on December 31, 2007) was recognized as an obligation payable by the Company, and it will be amortized by June 2024, through monthly payments calculated by the constant installment system (Tabela Price). Part of the amounts are readjusted annually based on an actuarial index of the Defined Benefit Plan (salary readjustment index of the employees of Cemig Geração e Transmissão, excluding productivity), and for the Paid Plan, readjusted by the National Consumer Price Index – IPCA of the Brazilian Institute of Geography and Statistics - IBGE, adding 6% per year.

The technical surpluses that occurred for the consecutive three-year period may be used to reduce some of the obligations payable recognized by the Company, as set forth contractually.

As a function of what was stated in the previous paragraph regarding the surplus obtained during 2007, R$20,245 will be used in the 2nd quarter of 2008 for amortization of recognized debt.

The liability and the expenses recognized by the Company in connection with the Retirement Complement Plan, Health Plan, and Life Insurance Plan are adjusted according to the terms of CVM Deliberation No. 371 and the opinion prepared by independent actuaries. Thus, financial restatement and use of the surplus for amortization of the obligation in the debt agreed to with FORLUZ, mentioned in the preceding paragraphs, did not produce accounting effects in the results of Cemig Geração e Transmissão. The last actuarial evaluation was done based on the database of December 31, 2007.

The movements that occurred in the net liabilities are the following:

	Consolidated and Controlling Company
	Pension Plan and Retirement			Life
	Supplement	Health Plan	Dental Plan	Insurance
Net Liabilities at December 31, 2007	111,046	70,307	3,099	91,718
Expense Recognized in the Result	6,122	3,236	147	2,499
Contributions Paid	(10,406)	(2,036)	(41)	(435)
Net Liabilities at March 31, 2008	106,762	71,507	3,205	93,782

Current Liabilities	18,059
Non-Current Liabilities	88,703	71,507	3,205	93,782

15) PROVISIONS FOR CONTINGENCIES

The Company formed a provision for contingencies for the proceedings for which a loss is considered to be probable. Thus, the following are provisioned as of March 31, 2008: the amount of R$164 (R$2,099 on December 31, 2007) in relation to labor contingencies and the amount of R$6,324 (R$5,454 on December 31, 2007) in relation to environmental contingencies.

Environmental Administrative Process

Cemig Geração e Transmissão was sued by the Instituto Estadual de Florestas – IEF [State Forestry Institute], alleging that the Company did not adopt measures to protect ichthyologic fauna, causing fish die-offs due to machinery discharge and operation at the Três Marias hydroelectric plant. The Company presented its defense and believes that the risk of losing this proceeding is probable, in the amount of R$ 6,324, which has been duly provisioned.

Proceedings with possible risk of loss:

Additionally there are labor, civil and tax proceedings under way whose loss was estimated as being possible, periodically re-evaluated, or not requiring formation of a provision in the financial statements, shown below:

Social Security and Tax Obligations – Payment of Annual Bonus

Cemig Geração e Transmissão made a payment to employees during fiscal year 2006 in the amount of R$41,660 in exchange for the right related to future annual bonuses that would be incorporated into the salaries. The Company did not collect Income Tax and Social Security Contributions on this amount, as it considers these obligations not incident on indemnity payment amounts. However, to avoid the risk of a possible fine in the future as a function of an interpretation that diverges from that of the Federal Government and the INSS, the Company decided to petition for a court injunction that allowed a judicial deposit in the amount of the potential obligations on this money, in the amount of R$ 28,716, recorded in the line Deposits Linked to Litigation. No provision was formed for possible losses regarding this matter. The Company believes that the risk of loss in this case is possible.

16) NET EQUITY

Change in Shareholders Equity:

Consolidated and Controlling Company
Amount on December 31, 2007	2,988,263
Earnings in the Quarter	205,728
Amount on March 31, 2008	3,193,991

17) GROSS ELECTRICITY SUPPLY

The composition of electricity supply by consumer class is the following:

	Consolidated and Controlling Company
	(Not reviewed by independent auditors)
	No. of Consumers		MWh		R$
	3/31/2008	3/31/2007	3/31/2008	3/31/2007	3/31/2008	3/31/2007
Industrial	132	130	4,492,919	4,173,200	428,192	352,401
Supply not Invoiced, Net	—	—	—	—	1,166	(3,686)
	132	130	4,492,919	4,173,200	429,358	348,715
Supply to Other Concession Holders (*)	40	47	2,979,831	3,515,119	240,825	218,624
Energy Transactions on the CCEE	—	—	—	—	51,018	26,687
Total	172	177	7,472,750	7,688,319	721,201	594,026

(*) Includes Energy Commercialization Contracts in the Regulated Environment – CCEAR, and bilateral contracts with other agents.

18) REVENUES FROM NETWORK USE

These revenues refer to the tariff charged electricity sector agents, including free consumers connected to the high voltage network, for use of the basic transmission network owned by the Company, associated with the interconnected Brazilian system. The amounts to be received are recorded in assets in the line “Concession Holders – Energy Transmission.”

19) DEDUCTIONS TO OPERATING REVENUES

	Consolidated and Controlling
	Company
	3/31/2008	3/31/2007
Taxes on Revenues
ICMS	80,470	65,927
COFINS	58,560	34,213
PIS-PASEP	12,711	6,620
ISSQN	95	75
	151,836	106,835
Consumer Charges
Global Reversion Reserve - RGR	21,499	16,000
Energy Development Account - CDE	8,177	7,395
Quota for Fuel Consumption Account - CCC	7,127	12,328
Research and Development – R&D	2,660	2,107
National Technological and Scientific Development Fund - FNDCT	2,660	2,107
Energy System Expansion Research - EPE	1,330	4,689
Others	—	(4)
	43,453	44,622
	195,289	151,454

20) OPERATING COSTS AND EXPENSES

	Consolidated and Controlling
	Company
	3/31/2008	3/31/2007
		Restated
Personnel	64,219	55,116
Retirement Obligations	12,004	5,746
Materials	2,863	2,773
Raw Materials and Inputs for Energy Production	21,785	—
Third-Party Services	16,945	18,512
Depreciation and Amortization	56,345	55,604
Financial Compensation for Use of Hydro Resources	31,201	35,935
Operating Provisions (Reversal)	(932)	92
Charges for Basic Transmission Network Use	64,437	61,964
Other Net Expenses	8,773	15,835
	277,640	251,577

	Consolidated and Controlling
	Company
	3/31/2008	3/31/2007
a) PERSONNEL EXPENSES
Remuneration and Charges	54,549	49,563
Contributions for Retirement Supplement – Defined Contribution Plan	4,157	4,439
Social Security Benefits	6,360	5,808
	65,066	59,810
(-) Costs related to Personnel Transferred to Projects Under Way	(2,925)	(4,694)
	62,141	55,116
Programa Prêmio de Desligamento – PPD [Retirement Program]	2,078	—
	64,219	55,116

Programa Prêmio de Desligamento – PPD

On March 11, 2008, the Programa Prêmio Desligamento – PPD, a Retirement Program, was approved by the Executive Directors to be a permanent program, and freely and spontaneously applicable to terminations of labor contracts as of that date. Among the main financial incentives of the Program are payment of three gross remunerations and six months of contributions to the health plan after leaving the Company, the deposit of a fine of 40% on the FGTS amount for cancellation purposes, and payment of up to 24 months of contributions to the Pension Fund and the INSS after leaving the Company, in conformance with certain criteria established in the PPD regulation.

For employees 55 years of age and with 35 years of service if male, or 30 years of service if female, the Program’s financial incentives are only assured if the Program is enrolled in within a maximum of 90 days after the date of meeting the criteria of age and time of service mentioned.

On March 31, 2008, the PPD already had 23 employees enrolled, and a provision for the financial incentives was formed in the amount of R$2,078.

	Consolidated and Controlling
	Company
	3/31/2008	3/31/2007
b) THIRD-PARTY SERVICES
Communication	648	546
Maintenance and Preservation of Installations and Electrical Equipment	1,960	2,167
Preservation and Cleaning of Buildings	3,217	3,625
Contracted Labor	277	212
Shipping and Airline Tickets	552	383
Lodging and Meals	881	843
Security	1,818	1,862
Consulting	417	201
Maintenance/Preservation of Moveable Equipment	300	238
Maintenance and Preservation of Vehicles	770	732
Others	6,105	7,703
	16,945	18,512

21) NET FINANCIAL EXPENSES

	Consolidated and Controlling
	Company
	3/31/2008	3/31/2007
FINANCIAL REVENUES
Yield from Short-Term Investments	22,121	23,130
Interest on Past-Due Energy Bills	3,138	1,064
Monetary Variation – General Electricity Sector Agreement	11,160	14,892
Monetary Variation – Deferred Tariff Adjustment	—	746
Monetary Variation – PASEP/COFINS	—	7,184
Exchange Rate Variations	1,111	6,754
PASEP and COFINS Levied on Financial Revenues	(1,035)	(1,377)
Gains from Financial Instruments (Note 23)	6,394	1,269
Others	2,709	5,571
	45,598	59,233
FINANCIAL EXPENSES
Charges on Loans and Financing	(80,736)	(93,859)
Exchange Rate Variations	(7,815)	(2)
Monetary Variation – Loans and Financing	(4,747)	(1,437)
Monetary Variation – CCEE	(2,280)	(8,541)
C.P.M.F.	(1,122)	(3,282)
Losses from Financial Instruments (Note 23)	(3,738)	(11,435)
Provision for Losses with Free Energy Transactions	(10,160)	(7,444)
Others	(14,686)	(2,295)
	(125,284)	(128,295)
NET FINANCIAL EXPENSES	(79,686)	(69,062)

There was no transfer to fixed assets of financial charges levied on loans and financing linked to works in the first quarter of 2008 (R$1,544 of financial charges and R$6,624 in monetary or exchange rate variations in the first quarter of 2007).

22) TRANSACTIONS WITH RELATED PARTIES

The main amounts and transactions with parties related to Cemig Geração e Transmissão are the following:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	3/31/2008	3/31/2007	3/31/2008	3/31/2007	3/31/2008	3/31/2007	3/31/2008	3/31/2007
CEMIG
Interest on Own Capital and Dividends	—	—	535,398	541,518	—	—	—	—
Affiliated Cos. and Controlling Company	8	9	351	351	—	—	—	—
Others – Materials and Services	—	39	—	—	—	—	—	—

Cemig Distribuição S.A.								—
Affiliated Cos. and Controlling Company	7,025	2,655	1,913	1,898	—	—	—	—
Gross Electricity Supply (1)	6,079	13,491	6,473	5,167	23,348	16,224	(960)	—
Charges for Use of Elec. Network – Suppliers	—	8,786	—	—	—	—	—	—

Light S.A.
Gross Electricity Supply (1)	374	366	—	405	20,351	16,737	—	—

Government of the State of Minas Gerais
Taxes, Rates and Contribution - ICMS	44,031	44,065	28,079	28,016	80,470	(65,927)	—	—
Taxes for Offset - ICMS	16,665	10,600	—	—	—	—
Debentures (2)	—	—	150,154	145,705	—	—	(3,449)	(1,411)

FORLUZ
Retirement Obligations – Current (3)	—	—	18,059	20,065	—	—	(12,004)	(5,746)
Retirement Obligations – Non-Current (3)	—	—	257,197	256,105	—	—	—	—
Others	—	—	7,538	20,655	—	—	—	—
Personnel Expenses	—	—	—	—		—	(4,157)	(4,439)
Administrative Cost	—	—	—	—	—	—	(988)	(378)

OTHERS
Affiliated, Controlled or Controlling Companies	11	11	—	—	—	—	—	—

The main conditions related to business between related parties are shown below:

(1) The Company has energy purchase contracts of Cemig Geração e Transmissão and Light Energia from the public auction for existing energy that took place in 2005, with a maturity of eight years as of the start of supply;

(2) Private Issue of Simple Debentures not convertible into shares in the amount of R$120,000 million, restated by the General Price Index – Market - IGP-M, for conclusion of the Irapé hydroelectric plant, with redemption 25 years after the date of issue.

(3) Part of the FORLUZ contracts are readjusted by the National Consumer Price Index – IPCA of the Brazilian Institute of Geography and Statistics - IBGE, and part are readjusted based on the Employee Salary Readjustment Index, excluding productivity, plus 6% per year. See explanatory note No. 14.

The Company has energy sale contracts for Cemig Distribuição and Light S.A. in the period from 2006 to 2013 from the public auction for existing energy that occurred in 2005. It must be noted that the contracts with the mentioned companies were only signed after conclusion of the auction, in a process coordinated by the CCEE.

For more information regarding the main transactions that occurred, see Explanatory Notes 6, 11, 12, 14,17, 19 and 21.

23) FINANCIAL INSTRUMENTS

The Company’s financial instruments are restricted to Cash and Cash Equivalents, Consumers and Resellers, Loans and Financing, Obligations with Debentures and currency swaps, and the gains and losses that occur in the operations are fully recorded as per the accrual method.

The derivative instruments contracted by the Company are intended to protect the operations of Cemig Geração e Transmissão against the risks arising from exchange rate variations, and they are not used for speculative purposes.

The amounts of the principal from derivative operations are not recorded on the balance sheet as they refer to operations that do not require the transfer of the complete cash amount, but only the gains or losses accrued or incurred. The net results of these operations represent gains from January to March 2008, and losses from January to March 2007 in the amounts of R$2,656 and R$10,166, respectively, recorded in the financial results.

Recognition of the net result not realized in derivative instruments operations is done using the accrual basis, which may generate differences when compared with the estimated market value of those instruments. This difference is due to the fact that the market value recognizes the present value of the future gains or losses to be incurred in the operations, in accordance with the market’s expectation at the time at which the amount is reported.

The following table presents the derivative instruments contracted by the Company, the unrealized losses recorded, and the respective estimated market value of these instruments on March 31, 2008:

			Principal Amount	Unrealized Loss
Right of Cemig Geração e Transmissão S.A.	Obligation of Cemig Geração Transmissão	Maturity Period	Contracted - Thousands	Accounting Value	Estimated Market Value

US$ Exchange rate variation + rate (5.58% per year to 7.48% per year)	R$ 100% of the CDI + rate(2.98% per year to 3.01% per year)	From 04/2008 until 11/2009	US$6,860	(19,556)	(20,718)

¥ (Japanese Yen) Exchange rate variation + rate (3.90% per year)	R$ linked to CDI variation (111.00% CDI)	On 12/2009	¥3,878,825	(34,969)	(42,017)

R$ 106.00 of the CDI	R$ or US$ 48.00% of the CDI or exchange rate variation (whichever is higher)	On 4/2010	R$75,000	28	28
				(54,497)	(62,707)

24) CASH FLOW STATEMENTS

	Consolidated		Controlling Company
	3/31/2008	3/31/2007	3/31/2008	3/31/2007
OPERATIONS
Net income in the Year	205,728	176,211	205,728	176,211
Expenses (Revenues) that do not affect Cash -
Depreciation and Amortization	56,345	55,604	56,345	55,604
Net Write-Offs of Fixed Assets	1,078	262	1,078	262
Interest and Monetary Variation – Non-Current	8,037	(18,230)	8,037	(18,230)
Deferred Federal Taxes	(5,031)	(10,192)	(5,031)	(10,192)
Provisions for Operating Losses	(932)	92	(932)	92
Provisions for Losses in Free Energy Transactions	10,159	7,444	10,159	7,444
Retirement Obligations	12,004	5,746	12,004	5,746
Others	(65)	9,824	(65)	9,824
	287,323	226,761	287,323	226,761

(Increase) Reduction of Assets -
Consumers and Resellers	(20,460)	(22,125)	(20,460)	(22,125)
Resellers – Transactions with Free Energy	13,522	36,402	13,522	36,402
Taxes for Offset	(112,367)	(107,497)	(112,392)	(107,478)
Energy Transmission	(9,539)	(4,748)	(9,539)	(4,748)
Regulatory Liability – Revision of Transmission Revenues	(3,617)	—	(3,617)	—
Other Current Assets	15,598	(6,171)	15,598	(4,271)
Tax Credits	1,186	—	1,186	—
Legal Deposit	(1,891)	(741)	(1,891)	(741)
	(117,568)	(104,880)	(117,593)	(102,961)

Increase (Reduction) of Liabilities -
Suppliers	(162,391)	(4,856)	(160,540)	(4,858)
Taxes and Social Contribution	96,323	91,448	96,213	91,444
Salaries and Social Contributions	(4,361)	(260)	(4,274)	(260)
Regulatory Charges	3,067	(10,444)	3,067	(10,444)
Loans and Financing	73,009	77,196	73,009	77,196
Retirement Obligations	(12,918)	(13,018)	(12,918)	(13,018)
Losses from Financial Instruments	(3,775)	11,435	(3,775)	11,435
Others	(32,982)	(6,892)	(32,976)	(6,892)
	(44,028)	144,609	(42,194)	144,603

CASH GENERATED BY OPERATIONS	125,727	266,490	127,536	268,403

FINANCING ACTIVITY
Financing Obtained	8,498	30,246	—	30,246
Payments of Loans and Financing	(31,121)	(39,380)	(31,121)	(39,380)
Interest on Own Capital and Dividends	(6,120)	(32,746)	(6,120)	(32,746)
	(28,743)	(41,880)	(37,241)	(41,880)

TOTAL INFLOW OF RESOURCES	96,984	224,610	90,295	226,523

INVESTMENTS
In Investments	(14,746)	(34,192)	(14,746)	(38,429)
In Fixed Assets	(19,222)	(16,596)	(11,018)	(16,596)
Special Obligations – Consumer Contributions	8	1,997	8	1,997
Not Deferred	(2,986)	—	(3,902)	—
	(36,946)	(48,791)	(29,658)	(53,028)

NET CASH VARIATION	60,038	175,819	60,637	173,495

STATEMENT OF CASH VARIATION
At the Start of the Year	916,288	687,814	907,116	687,814
At the End of the Year	976,326	863,633	967,753	861,309
	60,038	175,819	60,637	173,495

ECONOMIC AND FINANCIAL PERFORMANCE – CONSOLIDATED

(amounts stated in thousands of reais, unless otherwise indicated)

Income in the Period

In the first quarter of 2008, Cemig Geração e Transmissão reported net income of R$205,728, compared with net income of R$176,211 in the first quarter of 2007, an increase of 16.75%. This result is mainly due to the 21.41% increase in revenues from gross electricity supply.

EBITDA (methodology of calculation not reviewed by independent auditors)

The EBITDA of Cemig Geração e Transmissão showed a significant increase in the first quarter of 2008 over the first quarter of 2007, as shown in the following table.

EBITDA – R$ thousands	3/31/2008	3/31/2007 Restated	Var %

Net Income	205,728	176,211	16.75

+ Current and Deferred Income Tax and Social Contribution Expense	106,953	90,731	17.88
+ Employee and Manager Profit-Sharing	4,919	5,066	(2.90)
+ - Non-Operating Result	7,847	(5,476)	—
+ Financial Result	79,686	69,062	15.38
+ Amortization and Depreciation	56,345	55,604	1.33
= EBITDA	461,478	391,198	17.97

Growth of EBITDA in the first quarter of 2008 in comparison with the first quarter of 2007 is mainly due to the 16.28% increase in net revenues, partially offset by the 12.92% increase in operating expenses (excluding the effects of expenses for depreciation and amortization). The better performance in 2008 was reflected in the EBITDA margin, which went from 66.62% in 2007, to 67.59% in 2008.

Gross Electricity Supply

Revenues from gross electricity supply were R$721,201 in the first quarter of 2008, compared with R$594,026 in the first quarter of 2007, an increase of 21.41%. This result is mainly due to an Increase of 7.66% in the volume of energy sold to final consumers, and the increase in the average sales tariff due to the scarcity of energy supply.

Supply to industrial consumers was 4,492,919 MWh in the first quarter of 2008, compared to 4,173,200 MWh in the first quarter of 2007. This increase is mainly due to improved industrial activity in 2008.

Revenues from energy sold to other concession holders and bilateral contracts were R$240,825 in the first quarter of 2008, compared to R$ 218,624 in the first quarter of 2007, an increase of 10.15%. This result is basically due to the increased energy price once the quantity negotiated dropped 15.23%, which was mainly a function of scarce energy supply due to the lower volume of rain in 2008. The energy sold to other concession holders and bilateral contracts was 2,979,831 MWh in the first quarter of 2008, compared to 3,515,119 MWh In the first quarter of 2007.

The greatest impact in the reduction of volume of energy negotiated was in sales to commercializers, which showed a reduction of 48.6% in the first quarter of 2008, compared to the first quarter of 2007. This reduction was a result of directing energy to other segments and closing some contracts at the end of 2007, due to lower availability for short-term sales in 2008.

As a result of the lower availability of energy in the first quarter of 2008 due to the lower volume of rain, the Price for Payment of Differences – PLD, shot up to R$569.59/MWh in January 2008. The average supply tariff was R$62.20/MWh in the first quarter of 2007, rising to R$80.82/MWh, an increase of 29.94%.

Revenues from network use

These revenues essentially refer to use of the installations that comprise CEMIG’s basic transmission network by electricity generators and distributors that form part of the Brazilian interconnected system, in conformance with the amounts defined through an ANEEL Resolution. These revenues increased 6.69% in the first quarter of 2008 compared to the first quarter of 2007.

Deductions to operating revenues

Deductions to operating revenues were R$195,289 in the first quarter of 2008, compared to R$151,454 in the first quarter of 2007, an increase of 28.94%. The main variations in deductions to revenues are the following:

Fuel Consumption Account - CCC

Deductions to CCC revenues were R$7,127 in the first quarter of 2008, compared to R$12,328 in the first quarter of 2007, a reduction of 42.19%. This refers to the costs of operating thermal and isolated plants in the Brazilian interconnected system, which costs are pro-rated among the electricity concession holders through an ANEEL Resolution. Cemig Geração e Transmissão just passes this cost through to Eletrobrás once the amount of the CCC is charged to free consumers in the invoice for use of the basic network.

Energy Development Account - CDE

Deductions to CDE revenues were R$8,177 in the first quarter of 2008, compared to R$7,395 in the first quarter of 2007, a reduction of 10.57%. The payments are defined through an ANEEL Resolution. Cemig Geração e Transmissão just passes this cost through to Eletrobrás once the amount of the CDE is charged to free consumers in the invoice for use of the basic network.

Global Reversion Reserve - RGR

Deductions to RGR revenues were R$21,499 in the first quarter of 2008, compared to R$16,000 in the first quarter of 2007, a reduction of 34.37%. This is a non-manageable cost, and the increase is due to higher revenues based on calculation of the mentioned charge in 2008.

The other deductions to revenues refer to taxes calculated based on the percentage of billing, therefore its variations are substantially due to evolution of the revenues.

Operating costs and expenses (excluding the financial result)

Operating costs and expenses (excluding the financial result) were R$277,640 in the first quarter of 2008, compared to R$251,577 in the first quarter of 2007, an increase of 10.36%. For more information regarding the composition of operating costs and expenses, see Explanatory Note No. 20 in the Quarterly Information.

The main variations in expenses are described below:

Personnel

Personnel expenses in the first quarter of 2008 were R$64,219, compared to R$55,116 in the first quarter of 2007, an increase of 16.52%. This result is mainly due to the following:

•	Salary adjustment of 5.00% given to the employees in November 2007;
•	Provision related to the Programa Prêmio de Desligamento – PPD in the amount of R$2,078 in the first quarter of 2008; and
•	Lower transfer of personnel costs to works in progress (R$2,925 in 2008 and R$4,694 in 2007), considering the lower investment program in 2008.

Retirement Obligations

Retirement obligations were R$12,004 in the first quarter of 2008, compared to R$5,746 in the first quarter of 2007, an increase of 108.91%. This expense basically represents the interest on the actuarial obligations of Cemig Geração e Transmissão, net of the yield expected from the plan assets, estimated by an external actuary. The higher expense in 2008 is due to an adjustment in actuarial assumptions in December 2007, with the reduction of the interest rates.

Charges for Use of the Transmission Network

Expenses for charges for use of the transmission network were R$64,437 in the first quarter of 2008, compared to R$61,964 in the first quarter of 2007, an increase of 3.99%. This expense refers to the charges due by electricity distribution and generation agents for use of the installations and components of the basic network, as defined by an ANEEL Resolution. The increase in the expense is mainly due to the average adjustment of 3.5% in the TUST and TUSD in June 2007.

Raw Materials and Inputs for Energy Production

This expense was R$21,785 in the first quarter of 2008 and is due to the purchase of fuel for the Igarapé plant, which began operating due to the low level of water in the reservoirs, which was a consequence of the low volume of rain.

Third-Party Services

The expense for third-party services was R$16,945 in the first quarter of 2008, compared to R$18,512 in the first quarter of 2007, an increase of 8.46%. The list of third-party services is shown in Explanatory Note No. 20 of the Quarterly Information.

Other Operating Expenses

The other operating expenses were R$8,773 in the first quarter of 2008, compared to R$15,835 in the first quarter of 2007, an increase of 44.60%. This variation is basically due to recovery of expenses in fiscal year 2007 and recorded in 2008, in the amount of R$8,982.

Financial Revenues (Expenses)

The financial result corresponds to a net financial expense of R$79,686 in the first quarter of 2008, compared to a net financial expense of R$69,062 in the first quarter of 2007, an increase of 15.38%. The items that comprise the financial result and that present the most significant variations are listed below:

•               Reduction of 13.98% in loan and financing charges in the amount of R$13,123, due to the lower CDI variation (contract index) in the first quarter of 2008, compared to the same period of 2007.

•              Net loss from exchange rate variation in the first quarter of 2008 in the amount of R$6,704, in comparison to a net gain of R$6,752 in the first quarter of 2007, basically due to loans and financing in foreign currency. The exchange rate loss in 2008 is mainly due to the variation in the Japanese yen, which appreciated 10.78% in the first quarter of 2008, compared to a devaluation of 3.10% in the first quarter of 2007. In counterpart, the North American dollar devalued in the two periods compared; 1.25% in the first quarter of 2008 and 4.10% in the first quarter of 2007, which contributed to a reduction in the exchange rate loss.

•              Net gain from financial instruments in the first quarter of 2008 in the amount of R$2,656, in comparison with the net loss of R$10,166 in the same period of 2007. This result is mainly due to the variation of the indexes mentioned in the previous item, considering that the Company performed swap operations for part of the debt in foreign currency with substitution of the variation of the contract index, from foreign currency to the CDI.

For more information regarding the composition of financial revenues and expenses, see Explanatory Note No. 21 in the Quarterly Information.

Income Tax and Social Contribution

In the first quarter of 2008, Cemig Geração e Transmissão reported Income Tax and Social Contribution expenses in the amount of R$106,953 in relation to income of R$317,600 before taxes, at a rate of 33.68%. In the first quarter of 2007, the Company reported Income Tax and Social Contribution expenses in the amount of R$90,731 in relation to income of R$272,008 before taxes, at a rate of 33.36%. The effective rates are reconciled with the nominal rates in Explanatory Note No. 7 of the Quarterly Information.

OTHER INFORMATION THAT THE COMPANY BELIEVES IS RELEVANT

FINANCIAL INDICATORS (excluding special obligations)

INDICATORS (not reviewed by independent auditors)	1 Q 08	1Q 07	Variation
EFFICIENCY
Installed capacity (in MW)	6,250	6,250	—
MWh/Employee	3,299	3,279	0.63

REPORT OF REVIEW BY INDEPENDENT AUDITORS

To

The Board of Directors

Cemig Geração e Transtmissão S.A.

Belo Horizonte, Minas Gerais

1.                 We have examined the accounting information contained in the individual and consolidated Quarterly Information (ITR) of Cemig Geração e Transmissão S.A. for the quarter ending March 31, 2008, consisting of the balance sheet, income statement and statement of cash flows, the report on performance and explanatory notes. These were prepared under the responsibility of the Company’s management.

2.                 Our review was conducted in accordance with the rules established by Ibracon – the Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council, and principally comprised: (a) questioning of and discussion with the managers responsible for the accounting, financial and operational areas of the Company and its subsidiaries, in relation to the principal criteria adopted in preparation of the Quarterly Information; and (b) review of such information and subsequent events as may have or come to have material effects on the financial situation and the operations of the company and its subsidiaries.

3.                 Based on our examination, we are not aware of any material change which should be made to the accounting information contained in the Quarterly Information referred to above, for it to be in accordance with the rules issued by the CVM (Comissão de Valores Mobiliários), applicable to preparation of Quarterly Information, including CVM Instruction 469/08.

4.                 As mentioned in Explanatory Note 2, Law 11638 of December 28, 2007 came into force on January 1, 2008. This law changed, repealed and introduced new provisions in Law 6404/76 (the Corporate Law) and changed the accounting practices adopted in Brazil. Although this law has already come into force, some changes introduced by it are still awaiting normalizing rules to be made by the regulatory bodies before they are to be adopted by companies. For this reason, in this transition phase, the CVM, through CVM Instruction 469/08, made immediate application of the provisions of Law 11638/07 in preparation of the Quarterly Information (ITR) optional. Hence, the accounting information contained in the Quarterly Information for the quarter ended March 31, 2008 was prepared in accordance with specific instructions of the CVM and does not include the changes in accounting practices introduced by Law 11638/07.

5.                 As described in Explanatory Notes 5 and 10, Cemig Geração e Transmissão S.A. has assets and liabilities registered in relation to transactions for sale and purchase of electricity, and other transactions, in the Electricity Sale Chamber – CCEE (previously, “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out up to March 31, 2008, and these calculations may be changed as a result of decisions in legal actions currently in progress, brought by companies in the sector, in relation to interpretation of the rules of the wholesale energy market that were in force at the time of the said transactions.

6.                 The Quarterly Information (ITR) of Cemig Geração e Transmissão S.A. and the consolidated ITR of that Company and its subsidiaries for the quarter ended March 31, 2007, presented for comparison, were examined by other auditors, who issued a report on them, without qualification, dated May 8, 2008, containing paragraphs of emphasis in relation to the subject referred to in paragraph 5 above and in relation to the expiry of the concessions for electricity generation of the Emborcação, Nova Ponte, Pandeiros, Rio das Pedras, Poço Fundo, São Bernardo, Xicão, Luiz Dias and Santa Luzia hydroelectric plants. On June 14, 2007 the Mining and Energy Ministry (MME) renewed the period of concession of these plants for a period of 20 years from the date of expiry of each concession contract, and signature of the contracts for renewal of the concessions is expected to take place in the first half of 2008.

May 7, 2008

KPMG Auditores Independentes

CRC No.: SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

4.                     Summary of Minutes of the 431th Meeting of the Board of Directors, May 8, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF THE DECISIONS OF THE 431TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on May 8, 2008 the Board of Directors of Companhia Energética de Minas Gerais approved the following matter:

1.               Orientation to the representative of Cemig in Extraordinary General Meeting of Empresa Amazonense de Transmissão de Energia S.A. (EATE)

2.               Orientation to the representative of Cemig in Extraordinary General Meeting of Empresa Catarinense de Transmissão de Energia S.A. (ECTE)

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

5.             CEMIG Geração e Transmissão S.A., Summary of Minutes of the 66th Meeting of the Board of Directors, May 8, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its 66th meeting, held on May 8, 2008, the Board of Directors of Geração e Transmissão S.A. approved the following matter:

•                  Cemig’s pre-qualification on ANEEL’s auction.

6.                                       Summary of Minutes of the 432nd Meeting of the Board of Directors, May 13, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ/MF N° 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF MINUTES OF THE 432ND MEETING OF THE BOARD OF
DIRECTORS

At its meeting held on May 13, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.	Rules for qualification of banking institutions and contracting of cash centralization services.

2.	Contracting of credit with funds from rural savings accounts.

3.	Appointment of Chief Officers of Cemig to management of companies of the Cemig group.

4.	Appointment of Chief Officers of Cemig to management of the companies Rio Minas Energia Participações S.A., Light S.A. and Light Serviços de Eletricidade S.A.

5.	Orientation of vote of Cemig in an Extraordinary General Meeting of Stockholders of Transchile.

6.	Orientation of vote of Cemig in a prior meeting of the Board of Directors and Ordinary and Extraordinary General Meetings of Stockholders of Gasmig.

7.	Orientation of vote of Cemig in Extraordinary General Meetings of Stockholders of Infovias.

8.	Contracting of third party liability insurance.

9.	Payment in kind, to Forluz, of a real estate property situated in Avenida Barbacena.

10.	Cancellation of assignment of an employee to the Minas Gerais State Agriculture, Livestock Farming and Supply Department (SEAPA).

11	Signature of an association agreement with Neoenergia S.A.

7.                                       CEMIG Geração e Transmissão S.A., Summary of Principal Decisions, May 13, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 68th meeting, held on May 13, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.	Sale of electricity generated by the Igarapé Thermal Generation Plant – Cancellation of a CRCA (Board Spending Decision).

2.	Acquisition of lubricating oil for the Igarapé Thermal Plant.

3.	Term of assignment of rights and obligations of Contract for Use of the Transmission System (CUST) No. 050/2005 – Aimorés Hydroelectric Plant.

4.	Project: Expansion of the Lafaiete 1 Substation.

5.	Project: Installation of the Third Transformer at the São Gonçalo do Pará Substation.

6.	Project: Conversion of the Pirapora 2–Várzea da Palma transmission line.

7.	Contracting of vehicle rental services.

8.	Payment in kind, to Forluz, of a real estate property situated in Avenida Barbacena.

9.	Indicative non-binding bid for a stockholding interest in a company constituted to generate electricity.

10.	Subscription to the rules for qualification of banking institutions.

11.	Monthly decision on Interest on Equity by the Executive Board.

12.	Contract for advance against future capital increase in Baguari Energia S.A.

13.	Contracting of third party liability insurance.

8.                                       CEMIG Distribuição S.A., Summary of Principal Decisions, May 13, 2008

CEMIG DISTRIBUIÇÁO S.A

Listed company

CNPJ N° 06.981.180/0001-16

Summary of principal decisions

At its 69th meeting, held on May 13, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following:

1.           Signature of a contract with the Minas Gerais Broadcasting Development Association, with Minas Gerais Educational TV (Fundação TV Minas – Cultural e Educativa) as consenting party,

2.            Donation, benefiting from incentive, to the Project to Refurbish the Building of the Division for Orientation and Protection of Children and Adolescents of the Minas Gerais Civil Police.

3.            Donation, benefiting from incentive, to the Values of Minas Project.

4.            Donation, benefiting from incentive, to the Vitasopa Project.

5.            Light for Everyone (Luz para Todos) Program.

6.            Phase II of the Light for Everyone Program – Re-ratification of CRCA (Board Expenditure Decision).

7.            Modernization of Metering Project.

8.            Contracting of rights for use of mainframe environment software and upgrade of this environment.

9.            Contracting of vehicle rental services.

10.      Payment in kind, to Forluz, of a real estate property situated in Avenida Barbacena.

11.      Contracting of third party liability insurance.

12.      Subscription to the rules for qualification of banking institutions.

13.      Monthly decision on Interest on Equity by the Executive Board.

14.      Contracting of credit with funds from rural savings accounts.

9.                                       Summary of Minutes of the 433rd Meeting of the Board of Directors, May 15, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS BY THE 433RD MEETING OF THE BOARD OF DIRECTORS

At its meeting held on May 15, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following:

•             Signing of a term of undertaking between Cemig D, the Brazilian federal government and the state of Minas Gerais, with Cemig and Eletrobrás as consenting parties, establishing the bases of implementation of Phase II of the Light for Everyone (Luz para Todos) Program.

10.                                 CEMIG Distribuição S.A., Summary of Principal Decisions, May 15, 2008

CEMIG Distribuição S/A

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its meeting held on May 15, 2008 the Board of Directors of Cemig Distribuição S.A. approved the following:

•             Signing of a term of undertaking between Cemig D, the Brazilian federal government and the state of Minas Gerais, with Cemig and Eletrobrás as consenting parties, establishing the bases of implementation of Phase II of the Light for Everyone (Luz para Todos) Program.